SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E.
3/1/04

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

04021028

RECD S.E.C.
MAR 26 2004
1086

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) _√_

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Document #: 1389746 v.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

March 26, 2004

By: /s/ Allan Shaw
Name: Allan Shaw
Title: Chief Financial Officer

Serono Annual Report 2003

Achieving together



serono
biotech & beyond

Serono Annual Report 2003

Contents



Financial highlights

Total revenues exceeded the $2 billion mark for the first time

Total revenues
(US$ million)


1,376.5
1,537.8
2,018.6
2001
2002
2003

Net income
(US$ million)


316.7
320.8
390.0
2001
2002
2003

2003 product sales by therapeutic area
(% of $1,858.0 million)


1
2
3
4

1 Neurology 45.8%
2 Reproductive health 37.3%
3 Growth and metabolism 12.9%
4 Others 4.0%

2003 product sales by geographic area
(% of $1,858.0 million)


1
2
3
4

1 Europe 43.8%
2 North America 37.4%
3 Latin America 5.3%
4 Others 13.5%

Chief Executive Officer's review



"2003 has been a year of considerable achievement for Serono, with record revenues of over two billion dollars and double digit growth from each of our leading products. Each of our therapeutic areas is doing well, and our strong financial resources provide us with significant flexibility for growing our business."

Ernesto Bertarelli Chief Executive Officer

Record revenues of over $2 billion

Product sales up 30.6% to $1.9 billion

Strong cash flows and total financial assets of $2.49 billion

Net income up 21.6% to $390 million

Our mission
Biotechnology continues to have significant potential in creating the products and treatments of the future. Based upon the very profound developments in our understanding of biology and diseases, I am confident that biotechnological innovation will continue to prosper in the future.

A very significant number of important medical needs remain unmet. As our understanding of biology continues to improve and new molecules are discovered and developed, the resulting new therapies are already advancing medical practice.

We at Serono are particularly interested in the potential contribution of genetic research to help us understand disease. For example identifying genetic profiles associated with certain medical conditions can give us clues on what has gone wrong and how we might be able to correct it therapeutically. The resulting treatment may be a replacement for a factor which is absent, or alternatively an inhibitor of a factor which is inappropriately expressed in a given disease. Such treatments could be recombinant proteins, monoclonal antibodies or small molecules.

Biotech is increasingly delivering on its considerable potential. Industry-wide over 100 biotech products are already approved and there are currently more than 500 biotechnology compounds in clinical development.

Serono's mission is to discover and develop innovative products that will fight debilitating diseases and improve the lives of patients. We are dedicated to the task of understanding disease and developing the treatments of the future.

Serono's performance
I am pleased to report that 2003 has been another year of considerable achievement for Serono, with strong performance in all areas of our business.

Serono is a unique company in the biotech sector, a fully integrated and well diversified business, with sales in over 90 countries, and a proven track record of growth in each of our business areas. 2003 has been a record year for us, with total revenues breaking through the $2 billion mark for the first time.

Our reported net income increased by 21.6% to $390 million, and our earnings per share grew by 22.7% to $24.63 per bearer share and $0.62 per ADS. We are one of the very few biotech companies paying a dividend to our investors. Moreover, our proposed dividend for 2003 represents an increase of 14.3%.

Neurology
We are very committed to treatments in the area of neurology, particularly in multiple sclerosis (MS). In 2003, this became our largest therapeutic area, with sales of $850 million, an increase of almost 55% over the previous year. Our main product in the multiple sclerosis area, Rebif®, continued its excellent progress, with sales increasing by 49% to $819 million, a truly outstanding performance.

Our objective with Rebif® is to achieve worldwide market leadership in MS by the end of 2006.

The global success of Rebif® is a powerful testament to the outstanding attributes of this product: excellent efficacy without compromising safety or convenience. From the time it was first launched, we have ensured Rebif® was practical to use and convenient for patients. We developed a liquid formulation pre-loaded in a ready-to-use syringe. Moreover patients have the option of using an autoinjector. Such features make our product attractive to both patients and health professionals alike and make it more likely they will remain compliant with the prescribed treatment.

Rebif®
Interferon beta-1a

Rebif® well on the way to global market leadership

With sales increasing by 49.3% to $819 million, and US sales increasing by 165% to $189 million, Rebif® is the fastest growing MS disease-modifying drug worldwide.



Discovering new neurological treatments

We discovered that the protein osteopontin can reconstitute the damaged/absent insulatory (myelin) sheaths from around nerve fibers. Osteopontin has significant potential in repairing the damage to nerve cells which characterizes MS as well as other neurodegenerative diseases.

Sales of Rebif® in the United States increased by 165% to $189 million, making Rebif® the fastest growing MS disease-modifying drug, doubling its market share during 2003. By the end of the year, Rebif® market share in the US was 13.4% of total prescriptions. The growing popularity of Rebif® in the US among prescribers and patients alike mirrors what we have seen in the rest of the world, where it has become the biggest selling therapy for MS. Our co-marketing agreement with Pfizer in the United States gives us an unrivalled reach to prescribing neurologists to ensure the attributes of the product are well-known to them.

Rebif® consolidated its market leadership outside the United States, with 2003 sales of $631 million, compared with $478 million in 2002, a growth of just over 32%, which represents another excellent performance. European sales totaled $437 million, a growth of 39%.

During 2003 several results from clinical trials were announced which I believe will further strengthen Rebif®'s future progress. Rebif® continues to be supported by strong clinical data, and is of course the only MS treatment to be approved by the FDA by overcoming the Orphan Drug exclusivity of another product on the basis of clinical efficacy. In 2003, its clinical benefit was further supported by the release of a number of positive study results including the final 63-week results from the EVIDENCE study showing Rebif® to be significantly more effective than Avonex® in reducing the frequency of relapses and MRI activity, data showing excellent efficacy with Rebif® in patients who converted from Avonex® to Rebif® at the end of the comparative phase of the study, as well as the safety and efficacy results from the eight-year, long-term follow-up of the PRISMS study.

Net cash flows from operating activities
(US$ million)


405.0
532.0
542.9
2001
2002
2003

In 2003, we announced our intention to perform a comparative trial of Rebif® versus Copaxone®, a competitor product which we believe, based on the results of previous placebo-controlled studies, may be less efficacious. The study will compare the efficacy and safety of the two products over a two-year period, and I am pleased to report that we initiated this study early in 2004.

Novantrone®, a product which we licensed from Amgen, recorded sales of $31 million in multiple sclerosis. Novantrone® is indicated for more advanced forms of the disease including secondary progressive MS and is therefore complementary to Rebif® which is registered for the relapsing stages of the disease. Serono is the only company with two approved products for MS in the US marketplace and is therefore in a unique position.

We continue to develop our neurology franchise with significant investment in research and development in this field. There are two projects in the development pipeline in this area that I would particularly like to highlight. The first of these is cladribine which has the potential to be the first oral treatment in MS and which we took into Phase 1 clinical testing in the second half of the year, and which I hope will go into efficacy testing later this year. The other is osteopontin, a protein which we discovered can reconstitute the lost insulatory (myelin) sheaths from around nerve


GONAL-f
GONAL-f
GONAL-f

Gonal-f® (FbM) prefilled pen in Europe

Positive CPMP (Committee for Proprietary Medicinal Products) opinion for the Gonal-f® (FbM) prefilled pen in Europe, with full approval confirmed in February 2004.

fibers or axons. Many researchers believe this substance has great potential in repairing the underlying damage which characterizes MS. In the context of MS it could turn out to be very complementary to Rebif®. It may also be useful in several other neurological diseases characterized by demyelination.

Reproductive health
Serono continues to be the worldwide leader in reproductive health, dedicated to providing the best products and services to couples with infertility. We are the only company with a complete portfolio of innovative products supporting the whole reproductive cycle.

Our core reproductive health portfolio is at the cutting edge of infertility treatment. It consists of three recombinant hormones: Gonal-f®, Ovidrel® (known as Ovitrelle® in some countries) and Luveris®, as well as two complementary products Cetrotide® and Crinone®.

Worldwide reproductive health sales grew 11.4% to $693 million and sales of our leading reproductive health product Gonal-f®, for the treatment of male and female infertility, increased by 16.8% to $526 million, reflecting our underlying strength in this area. Throughout 2003 we continued our program of phasing out our old urine-derived products and this will be nearly completed by the end of 2004.

In October, the Ovidrel®/Ovitrelle® prefilled syringe was approved by both the US Food and Drug Administration (FDA) and the European Commission, making it the first liquid, ready-to-inject recombinant hCG. This is a significant advance forward in making this critical step in infertility treatments easier for self-administration by patients.

Due to Serono's superior manufacturing processes, our recombinant Gonal-f® filled by mass (FbM) is filled and released by mass to accurately provide the most consistent follicle-stimulating hormone available on the market today. In September, the Committee for Proprietary Medicinal Products (CPMP) issued a positive opinion for the Gonal-f® (FbM) prefilled pen in Europe, and full approval was confirmed by the European Commission in February 2004. The Gonal-f® (FbM) prefilled pen was developed to meet the needs of patients and health care professionals wanting an easy to use device giving the patient more confidence with less risk of incorrect dosing. The Gonal-f® (FbM) prefilled pen is the only ready to use delivery device for FSH delivery. I believe that we have developed the injector that healthcare professionals and patients will prefer. We have already launched this device in Australia and look forward to a more general launch shortly.

We have some very promising potential treatments in the area of reproductive health, which are today inadequately addressed by existing therapy. There are two examples from our R&D pipeline I want to mention. The first of these is a protein known as emfilermin, or leukemia inhibitory factor (LIF).

This protein is important in fixing the embryo to the inner lining of the uterus, a process known as embryo implantation. There is good evidence to suggest that emfilermin is needed for this process to occur properly and that up to 50% of *in vitro* fertilization (IVF) treatment cycles fail because of a relative deficiency of emfilermin. Many researchers believe that giving the patient this protein at a very early stage in pregnancy could improve the results of infertility treatment in a dramatic way.

In June 2003, we announced the results of a small pilot clinical trial which involved patients who had failed three previous IVF attempts. The result was positive: in those patients treated with emfilermin, 47% became pregnant at their fourth IVF attempt, compared with no successes in patients treated with placebo. We have embarked on a much larger study in over 160 patients and look forward to seeing the results of this Phase 2 study in the second half of 2004. If positive, emfilermin could have profound effects on the results of IVF and other treatments for infertility.

The second example from our pipeline in this therapeutic area is a molecule that can be taken orally and which we think could be useful in inhibiting premature labor. Premature birth is an enormous unmet medical need and can lead to damage or death of the baby. The inadequacy of current therapy is reflected in the enormity of the medical costs associated with this condition (more than $5 billion annually in the US alone). The oxytocin receptor antagonist inhibits the effects of the hormone oxytocin, which causes the uterus to contract during labor. Given the promising nature of preclinical results, we commenced Phase 1 testing in the middle of 2003.

Metabolic endocrinology
Our vision in metabolic endocrinology is to improve and maintain the quality of life of people with growth and metabolic disorders. To meet this goal, Serono was one of the first to make recombinant growth hormone available for the treatment of growth hormone related disorders in children and adults (Saizen®)


one.click

Our innovative devices

In metabolic endocrinology, our business continued to grow well, by 9.6% to $240 million, building on the success of our innovative delivery device family such as one.click™ and cool.click™

and for treatment of people with HIV-associated wasting (Serostim®).

In December 2003, the US FDA approved Zorbtive™, our recombinant growth hormone, for the treatment of short bowel syndrome (SBS). Short bowel syndrome is a rare, serious and potentially life threatening condition that follows extensive surgical removal of portions of the small intestine as a treatment for acute and chronic disorders of the intestine. Removal of a large portion of the bowel results in impaired absorption of nutrients.

Currently the standard treatment for SBS involves careful management of dietary intake and hydration, or where appropriate, a process referred to as parenteral nutrition in which patients are fed through an intravenous tube. On rare occasions, surgical transplantation of the intestine may also be performed for this condition. There are an estimated 10,000-20,000 patients in the United States who are receiving intravenous parenteral nutrition for SBS. Zorbtive™ will be launched in the US in the first half of 2004.

Our growth hormone Saizen® for the treatment of growth hormone related disorders in children and adults has had another year of strong growth, growing by 22.1% to $151 million supported by our leading edge delivery devices such as one.click™ and cool.click™.

Serostim®, our treatment for people with HIV-associated wasting, had sales of $89 million. We are leading the way in the industry to assure patient safety and product integrity with our Serostim® Secured Distribution Program. This product tracing and tracking system and exclusive pharmacy distribution network enables us to track each box of Serostim® from Serono to contracted network pharmacies. During 2004 we will be going ahead with a Phase 3 program testing Serostim® in another metabolic complication of AIDS known as HIV-Associated Adipose Redistribution Syndrome (HARS).

Dermatology

We are currently focusing on psoriasis, which affects one in 50 people worldwide and has major unmet medical needs.

Given the toxic threshold of most current psoriasis treatments, biotech alternatives offer the clear prospect of a better way forward in more severely affected patients. Serono intends to be a leader in this area, and we currently have three biologics in our pipeline which have potential as treatments for this serious disease: Raptiva™ (efalizumab), onercept and tadekinig-alpha (IL-18 bp).

Raptiva™ is a humanized monoclonal antibody, and in scientific terms, acts as a targeted T-cell modulator, designed to inhibit key processes in the cascade of inflammatory events that are associated with psoriasis, without depleting the T-cells. It is a biologic therapy that provides effective and safe long-term control of chronic moderate to severe plaque psoriasis and can be self-administered by patients as a single once-weekly subcutaneous injection.

Pursuant to the license with our partner Genentech, Serono is responsible for developing and commercializing Raptiva™ worldwide outside of the United States and Japan.

Raptiva™ was approved by the FDA on October 27 for the treatment of chronic moderate-to-severe plaque psoriasis in the USA.

In the first half of 2003, we submitted marketing applications for Raptiva™ internationally. As we go to press, I am very pleased to report that Raptiva™ in moderate-to-severe plaque psoriasis was approved by the Swiss authorities in March 2004.



Raptiva™ filed with European authorities for psoriasis treatment

In the first half of 2003, we submitted marketing applications for Raptiva™ internationally. We currently expect to commence our launch of this innovative therapy for moderate-to-severe psoriasis in the second half of 2004.

We look forward to our being able to bring this innovative treatment to people with psoriasis.

Onercept is a recombinant, fully human soluble TNF type 1 receptor. Positive Phase 2 results for onercept in psoriasis were presented at the Ninth International Psoriasis Symposium in June, and we are currently preparing to launch our Phase 3 program. Onercept demonstrates an excellent response after 12 weeks of therapy as measured by PASI (Psoriasis Area and Severity Index), has a rapid onset of action and substantial benefit on quality of life. We believe it shows promise in this disease area and look forward to its progress through the pipeline.

IL-18 binding protein is a natural circulating protein that binds and neutralizes the biological activity of IL-18, thereby preventing inflammation by inhibiting the secretion of other messenger molecules which contribute to the inflammatory process (e.g. TNF-α, IFN-γ and IL-1).

It is believed that by reducing the levels of these pro-inflammatory cytokines to those seen in non-psoriatic individuals, immunological balance in psoriasis will be restored, relieving patients of their burden of disease.

Phase 1 studies of tadekinig-alpha (r-IL-18 binding protein) were completed in 2003, and early Phase 2 studies in psoriasis are ongoing.

Our strategy
Serono is the world's third largest biotechnology company in terms of revenues. In the last few years we have delivered strong double-digit growth on both top and bottom line. We have doubled our revenues in less than five years, and have consistently increased our net income as a result of organic growth.

We are a well-diversified and fully integrated company, focused on specialized therapeutic areas with high scientific content. We possess a strong research base and intellectual property portfolio, coupled with world-class biotech manufacturing capabilities.

We have a proven track record in growing each of our businesses to leadership. Our strategy is to continue to grow by developing our current businesses, by entering new therapeutic areas and via partnerships, alliances and acquisitions.

Each of our current businesses continues to have considerable scope for growth. In neurology, we are building the world's leading franchise in multiple sclerosis, and have exciting developments to come.

Total product sales
(US$ million)


1,249.4
1,423.1
1,858.0
2001
2002
2003



Total financial assets of $2.49 billion

Our available cash for the purpose of strategic development strengthened in 2003 with the completion of a 600 million Swiss Franc convertible bond issue in November. We now have $2.49 billion in total financial assets, which gives us considerable flexibility in the future to take advantage of the many opportunities in the biotech environment.

In reproductive health, we have the leading portfolio of products to support physicians in total cycle management, and we are working on related areas where there is considerable potential. In our growth hormone business, we will continue to differentiate our products via our innovative devices and also develop new indications.

We are also targeting entry into new therapeutic areas. We are well on the way to building a leading dermatology franchise, initially with Raptiva™, followed by other biologics.

In the longer term, we are also targeting other autoimmune diseases such as rheumatoid arthritis and systemic lupus erythematosus (SLE).

Product focus is at the heart of all our research projects – our goal is to produce molecules for our existing therapeutic areas as well as indications in which there is a large unmet medical need.

Our business development strategy is composed of a number of elements. We license and acquire new products for therapeutic areas in which we are already present, as well as for new therapeutic areas. We acquire technologies to enhance the productivity of our own research efforts or the value of existing products. We create partnerships to optimize the collective value of our products and we also seek to capitalize on our intellectual property estate via licensing activity.

Our available cash for the purpose of strategic development strengthened in 2003 with the completion of a 600 million Swiss Franc convertible bond issue in November. We ended 2003 with $2.49 billion in total financial assets, which gives us considerable flexibility to take advantage of the many opportunities in the biotech environment.

We will continue to deliver strong performance while investing in our future.

Our highest priority R&D projects



Major marketed products

- Gonal-f®
- Ovitrelle®/Ovidrel®
- Luveris®
- Cetrotide®
- Crinone®
- Rebif®
- Novantrone®
- Saizen®
- Serostim®

Reproductive Health

- FSH-LH chimera in female infertility
- Prostanoid FP receptor antagonist in pre-term labor
- Oxytocin receptor antagonist in pre-term labor
- Micro-encapsulated r-FSH in female infertility (planned)
- Anastrozole in ovulation induction and improvement of follicular development
- Emfilermin (r-LIF) in embryo implantation enhancement
- Luveris in severe LH and FSH deficiency (US)
- Gonal-f® prefilled pen injector (US)
- Gonal-f® (Japan)

Neurology

- Osteopontin remyelinating agent
- MMP-12 inhibitor in multiple sclerosis
- Chemokine inhibitor in multiple sclerosis
- JNK inhibitor in multiple sclerosis
- Oral cladribine in multiple sclerosis
- Atexakin-α (r-IL-6) in peripheral neuropathy (planned)
- Rebif® vs Copaxone® in multiple sclerosis*

Metabolism

- PTP1b inhibitor in diabetes and obesity
- Serostim® in HARS/lipodystrophy
- Saizen® in small for gestational age babies (planned)

Dermatology

- Tadekinig-α (IL-18bp) in psoriasis
- Onercept (r-TBP-1) in psoriasis (planned)
- Raptiva™ (efalizumab) in psoriasis

Autoimmune/Inflammatory Diseases

- TACI-Ig in systemic lupus erythematosus and rheumatoid arthritis
- Tadekinig-α (IL-18bp) in rheumatoid arthritis
- Kappaproct in ulcerative colitis
- r-Interferon beta in chronic hepatitis C in Asian patients

Oncology

- TACI-Ig in B-cell lymphomas


Preclinical
Phase 1
Phase 2
Phase 3
In Registration

FSH Follicle stimulating hormone
HARS HIV-associated adipose redistribution syndrome
JNK Jun kinase
LH Luteinizing hormone
MMP Matrix metalloprotease
PTB1b Protein tyrosine phosphatase 1b
r-FSH Recombinant follicle stimulating hormone
r-IL-6 Recombinant interleukin-6
r-IL-18 Recombinant interleukin-18
r-LIF Recombinant leukemia inhibitory factor
r-TBP-1 Recombinant tumor necrosis factor binding protein
TACI-Ig Transmembrane activator and CAML-interactor and immunoglobulin conjugate
* post registration Phase 4 head-to-head study

Highlights of our year



Global leader in reproductive health

Serono continues to be the global leader in reproductive health. Sales of Gonal-f® for the treatment of male and female infertility grew by 16.8% to $526 million, reflecting the success of our recombinant strategy.


EVIDENCE
16-MONTH DATA
EVIDENCE
SWITCH DATA
PRISMS
8-YEAR DATA

Rebif® – excellent clinical data

Presentation of 16-month data from head-to-head EVIDENCE study showing continued superior efficacy of Rebif® vs. Avonex® on clinical attacks and brain scans at the annual meeting of the Consortium of Multiple Sclerosis Centers, San Diego, May 2003; presentation of Avonex® to Rebif® crossover data from EVIDENCE study, ENS, Istanbul, June 2003; and presentation of eight-year data from pivotal PRISMS study at ECTRIMS, Milan, September 2003. These data strengthen Rebif®'s position as the MS treatment with the best benefit to risk profile without compromising safety or convenience.



Addressing unmet medical needs with TACI-Ig

TACI-Ig, a fusion protein inhibitor of B-cell activation, moved into Phase 1 clinical development. TACI-Ig represents a novel therapeutic approach to treating autoimmune diseases such as systemic lupus erythematosus, rheumatoid arthritis and potentially other diseases such as B-cell malignancies.



Cladribine – oral treatment for MS

Cladribine, which has the potential to be the first oral treatment for multiple sclerosis, entered Phase 1 clinical testing in the second half of 2003.



Zorbtive™ approved for Short Bowel Syndrome

FDA approval of Zorbtive™ in Short Bowel Syndrome (SBS). SBS is a rare, serious and potentially life-threatening condition. Serono's recombinant human growth hormone Zorbtive™ reduces patients' dependence on intravenous feeding (parenteral nutrition).



Onercept – positive results

Positive results announced for onercept in psoriasis at the International Psoriasis Symposium, New York, in June 2003. Over 50% of patients treated with onercept three times per week had a major response to therapy over 12 weeks.



Treating moderate-to-severe psoriasis with Raptiva™

In the first half of 2003, Serono submitted a Marketing Authorization Application to the EMEA for Raptiva™ in moderate-to-severe psoriasis, and also subsequently filed applications in other territories. Raptiva™ was approved by the Swiss authorities in March 2004.



Emfilermin – proof of concept

Presentation of data from emfilermin (LIF) embryo implantation proof-of-concept study at ESHRE meeting, Madrid, June. A multicenter Phase 2 study was started in the second quarter.



Rebif® versus Copaxone®

Announcement of comparative trial of Rebif® versus Copaxone®, a competitor product, which we believe may be less efficacious based on the results of previous placebo-controlled studies.

Our people

Our people are the strength of Serono
We believe in the culture of the possible



Roberto – Italy
Metabolic Endocrinology – Area Business Manager

I share Serono's aim to improve and maintain the quality of life of people with metabolic disorders. Our products are used for the treatment of growth hormone deficiency in children and adults. My work involves coordinating our team of eight key account managers who cover Italy. I take great satisfaction in sharing my knowledge through mentoring, facilitating communication between sales, marketing and medical affairs, and establishing and maintaining relationships with top opinion leaders in the area of growth hormone.



Lee Lee – Singapore
Sales and Marketing – Human Resources

I was called on to use my interpersonal skills in helping to centralize HR data, working together with the other site administrators throughout Asia Pacific. Six months of arduous work paid off: we've established a regular routine to ensure data accuracy and integrity. This intelligence means we can rapidly deploy the best resources for maximum employee productivity, satisfaction and retention. After all, that's what human resources is all about – it's our people who make the difference.



Aliza – Switzerland
Scientific Affairs – Vice President

Reflections on my own professional life are closely linked to more than 40 years of Serono's history. I had the privilege to be involved in the development of the first fertility drugs and witness the joy parenthood brought to infertile couples. Since then, my mind has been continuously searching for ideas on how to find new and better ways of conquering infertility. The fast and multi-faceted developments of the 80's and 90's were rapidly integrated by Serono, as we entered the biotech era. It gives me great satisfaction to continue to participate in the development of new and improved drugs from the initial concept to the patient.


Getting Help for EDC Trials

Susan – United States

Clinical Development –
Data Management Director

At Serono, I am able to participate in the fulfillment of our mission – to improve people's lives. I championed the use of Electronic Data Capture (EDC) technology to accurately and efficiently collect data "real time" for our clinical trials. The benefits of implementing this technology are faster time to market, better use of resources, as well as increased access to data. The end result: patients have access to our products sooner rather than later. And that matters to me.



Khaled – Egypt

Sales and Marketing –
Medical Director

As a regional medical director, I represent Serono at congresses and meet with doctors and opinion leaders and ministries of health throughout the Middle East – I have a key role in whether or not people in this region have access to our products. The enthusiastic teamwork and tremendous camaraderie within my international business group make my work all the more fulfilling – we have the benefit of a very healthy work environment.


MSLifeLines

Scott – United States

Sales and Marketing –
Rebif® Educational Support

Two years ago we set up MS LifeLines™, an educational support service committed to the multiple sclerosis community. I feel privileged to work with the people who unwaveringly provide prompt, educated and compassionate support to people with MS, whether on or considering Rebif® therapy, and the carepartners who support them. Patients, physicians, caregivers, pharmacists and colleagues throughout the United States have come to rely on us. We are making a difference.



Paloma – Spain

Reproductive Health – Area Business Manager

In my work, I can help to make dreams come true. Since we began the Reproductive Health therapeutic area in Spain, hundreds of infertile couples throughout the country have benefited from our innovative fertility drugs and become proud parents. I interact with the clinicians who provide customized treatment for individual patient needs. My teammates and I are inspired by and dedicated to the culture of the possible – of making dreams come true.



Francesco – Italy

Manufacturing – Biology and
Microbiology Director

Serono products are used in the treatment of very serious and debilitating diseases. Knowing that what I do helps to alleviate some of the suffering and improve the quality of people's lives makes my work very meaningful for me. I contribute to the development, validation and correct use of best practices and most suitable analytic methodologies to ensure that our products – the drugs that people take – are of the highest standards.

Our results



Serono Annual Report 2003

Contents

Five-year consolidated data

US$m unless indicated otherwise	2003	2002	2001	2000	1999
Financial results					
Total revenues	**2,018.6**	1,537.8	1,376.5	1,239.7	1,132.5
Change in % relative to preceding year	**31.3**	11.7	11.0	9.5	19.2
Gross profit	**1,578.4**	1,199.4	1,036.2	917.1	793.4
As a % of product sales	**85.0**	84.3	82.9	80.0	75.3
Research and development, net	**467.8**	358.1	308.6	263.2	221.7
As a % of total revenues	**23.2**	23.3	22.4	21.2	19.6
Operating income before restructuring	**434.9**	365.9	337.7	321.7	221.7
Restructuring	–	16.3	–	–	–
Operating income after restructuring	**434.9**	349.6	337.7	321.7	221.7
Change in % relative to preceding year	24.4	3.5	4.9	45.1	107.0
As a % of total revenues	**21.5**	22.7	24.5	26.0	19.6
As a % of average shareholders' equity	**16.3**	14.9	16.0	22.7	27.9
Net income	**390.0**	320.8	316.7	301.0	183.3
Change in % relative to preceding year	**21.6**	1.3	5.2	64.2	148.6
As a % of total revenues	**19.3**	20.9	23.0	24.3	16.2
As a % of average shareholders' equity	**14.6**	13.7	15.0	21.3	23.1
Financial position					
Working capital	**1,543.9**	1,139.8	1,527.4	1,505.5	405.7
Current ratio	**3.1:1**[1]	2.7:1[1]	3.9:1	3.8:1	1.8:1
Change in % relative to preceding year	**35.5**	(25.4)	1.4	271.1	(4.0)
As a % of total revenues	**76.5**	74.1	111.0	121.4	35.8
Net financial assets	**1,907.2**	1,615.9	1,453.8	1,143.3	43.7
Change in % relative to preceding year	**18.0**	11.2	27.2	2,516.6	148.4
Shareholders' equity	**2,880.2**	2,461.2	2,218.9	2,006.4	826.8
Other data					
Property, plant and equipment additions	**185.0**	125.3	97.1	67.1	66.4
Change in % relative to preceding year	47.7	29.0	44.8	1.0	(39.0)
As a % of total revenues	**9.2**	8.1	7.1	5.4	5.9
Net cash flows from operating activities	**542.9**	532.0	405.0	255.4	274.6
Change in % relative to preceding year	**2.0**[2]	31.4	58.8	(7.0)	118.6
As a % of total revenues	**26.9**[2]	34.6	29.4	20.6	24.2
Depreciation and amortization	**135.6**	100.6	98.9	86.3	72.0
As a % of total revenues	**6.7**	6.5	7.2	7.0	6.4
Average number of employees	**4,597**	4,559	4,384	4,117	4,022
Total revenue per employee in US dollars	**439,164**	337,355	313,976	301,106	281,587

1 The decrease in the current ratio in 2003 and 2002 reflects the change in investment strategy from investment in short-term financial assets to long-term financial assets. The 2003 current ratio would be 4.5:1 and the 2002 current ratio would be 3.7:1 if investments in long-term financial assets (high-graded bonds) were included in the calculation.

2 Excluding one-time payments related to promotional activities from collaborative agreements in 2003 and in 2002, operating cash flows would increase by 47.0% in 2003 compared to 2002 and would be 38.7% of total revenues.

Sales of 10 major products 2003 vs. 2002

Product	Therapeutic area	2003 US$m	2003 % of total	2002 US$m	2002 % of total	Change in US$m	% change in local currencies
Rebif®	Neurology	**819.4**	**44.1**	548.8	38.6	270.6	34.1
Gonal-f®	Reproductive health	**526.1**	**28.3**	450.4	31.7	75.7	7.3
Saizen®	Growth and metabolism	**151.5**	**8.2**	124.0	8.7	27.4	11.0
Serostim®	Growth and metabolism	**88.7**	**4.8**	95.1	6.7	(6.3)	(6.8)
Novantrone®	Neurology and other	**77.1**	**4.1**	0.6	–	76.4	11,866.3
Pergonal®	Reproductive health	**45.8**	**2.5**	46.0	3.2	(0.2)	(1.0)
Cetrotide®	Reproductive health	**24.8**	**1.3**	18.4	1.3	6.5	22.2
Metrodin HP®	Reproductive health	**24.8**	**1.3**	50.1	3.5	(25.4)	(54.3)
Crinone®	Reproductive health	**20.8**	**1.1**	10.9	0.8	9.9	81.7
Profasi®	Reproductive health	**15.4**	**0.8**	19.8	1.4	(4.4)	(25.6)
Other products		**63.6**	**3.5**	59.0	4.1	4.7	(0.2)
Total product sales		**1,858.0**	**100.0**	1,423.1	100.0	434.9	19.9

Operating and financial review and prospects

You should read the following operating and financial review and prospects in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this Annual Report. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), which differ in significant respects from United States Generally Accepted Accounting Principles (US GAAP). You can find a reconciliation of the significant differences between IFRS and US GAAP in note 34 to our consolidated financial statements.

Overview

We are the third largest biotechnology company in the world based on 2003 total revenues of $2,018.6 million. We use human genetic information to discover, develop and manufacture therapeutic products for the treatment of human diseases. We currently focus on the highly specialized markets of neurology, reproductive health, and growth and metabolism, where we have established strong positions. We are also embarking on a fourth therapeutic area, dermatology, with the expected launch of Raptiva® as a treatment for psoriasis. We have a global presence with operations in over 40 countries, production facilities in four countries and sales in over 90 countries. We have integrated operations that allow us to manufacture and market the products we derive from our research and development ("R&D") efforts. Our global sales and marketing infrastructure has made us a global partner of choice in the biotechnology industry.

Critical accounting policies and estimates

Our operating and financial review and prospects are based upon our consolidated financial statements, which we prepared in accordance with IFRS. We have provided in note 34 of the consolidated financial statements a reconciliation of net income and shareholders' equity from IFRS to US GAAP. The preparation of consolidated financial statements in conformity with IFRS and the reconciliation under US GAAP require us to make estimates and assumptions that affect the amounts we report in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to reserves for fiscal and legal claims, sales returns, inventory obsolescence and bad debt and the assessment of impairment of intangible assets and available-for-sale investments, income taxes, and pensions and retirement benefit plans. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, and that form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

Revenue recognition

We recognize product sales revenue upon transfer to the buyer of the significant risks and rewards of ownership, net of estimated returns, provided that we determine that collection is probable. We adjust the estimates for returns periodically based upon historical rates of returns, channel, and other related factors. While we believe that we can make reliable estimates for these matters, unsold products in our distribution channels can be exposed to rapid changes in market conditions or obsolescence due to new competitive environments, product updates or competing products. Accordingly, it is possible that these estimates will change from period to period and the actual amounts could vary significantly from our estimates.

Inventory provision

We write down our inventory for estimated obsolescence in an amount equal to the difference between the cost of inventory and the net realizable value of the inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, we may need to take additional inventory write-downs.

Bad debt

We maintain allowances for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, we might need to make additional allowances.

Impairment testing

We evaluate the carrying value of our tangible and intangible assets for impairment regularly whenever indicators of impairment exist. If we determine that such indicators are present, we prepare a discounted future net cash flow projection to determine the "value in use" of the asset. In preparing this projection, we must make a number of assumptions and estimates concerning such things as future sales performance of our various products and the rates of increase in operating expenses over the remaining useful life of the asset. If our calculation of value in use is in excess of the carrying value of the recorded asset, we do not record an impairment. In the event the carrying value of the asset exceeded the value in use, we would estimate the net price at which the asset could be sold (its "net selling price"), and, where appropriate, we would use the assistance of an external valuation expert. If the carrying value also exceeded net selling price, we would take an impairment charge to bring the carrying value down to the higher of net selling price and value in use. The discount rate we use in the calculation represents our best estimate of the risk-adjusted pre-tax rate. Should the sales performance of one or more products be significantly below our estimates, we might have to take an impairment charge on certain manufacturing assets as well as intangible assets.

Accounting for available-for-sale investments

We hold available-for-sale investments at fair value and have elected to take any unrealized gains and losses as fair value reserves, which affects shareholders' equity. We have a policy in place to review each individual holding of available-for-sale investments at each balance sheet date to evaluate whether or not each investment is permanently impaired. Our policy includes, but is not limited to, reviewing all publicly available information provided by the company in which we have invested and analysts' reports for evidence of significant financial difficulty, recognition of impairment losses, possibility of bankruptcy, severe operational setbacks and other impairment indicators. If we believe that a permanent impairment has been incurred and the eventual recoverable amount will not exceed original cost, it is our policy to recognize an impairment loss in the income statement.

Deferred income taxes

We account for deferred income taxes based upon differences between the financial reporting and income tax bases of our assets and liabilities. We record deferred tax assets only to the extent that it is probable that taxable profit is available in the affiliate that has recognized the deferred tax assets – an assessment that requires management judgment.

Pensions

Substantially all of our employees are covered by defined benefit, insured or state pension plans. The expense we incur under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, expected returns that will be made on existing pension assets, and future salary increases as well as future pension increases. Furthermore, our independent actuaries use statistical assumptions covering future withdrawals of participants from the plan and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could impact significantly the amount of pension income or expense we recognize in future periods.

Contingencies

Several of our subsidiaries are parties from time to time to various legal proceedings related to alleged breaches of contract, patent infringements and other matters. In these proceedings, claims could be made against them which might not be covered by existing financial provisions or by insurance. Our management believes that the outcomes of such actions, if any, would not be material to our financial position, but could be material to our results of operations for a given period.

Results of operations – overview

Total revenues

Product sales

In 2003, five products accounted for 89.5% of our total product sales. Rebif®, our largest selling product, is a recombinant interferon beta-1a that we sell for the treatment of multiple sclerosis ("MS"). Gonal-f®, our second largest selling product, is a recombinant human follicle stimulating hormone that we sell for the treatment of infertility. Saizen® and Serostim® are different formulations of recombinant human growth hormone, and are our third and fourth largest selling products, respectively. Saizen® is used in the treatment of growth retardation due to a variety of causes. Serostim® is used to treat AIDS wasting. Novantrone®, for which we purchased the sales and marketing rights in the US market, was our fifth largest selling product. It is indicated for certain types of worsening MS and also for certain forms of cancer. Sales of Novantrone® for the two separate indications are reported under our neurology therapeutic area and as other product sales, respectively.

In addition to the main products highlighted above, we also sell a variety of other products in our three therapeutic areas.

Royalty and license income

We currently receive ongoing royalties under licensing agreements with Biogen Idec for its sales of Avonex®, Organon for its sales of Puregon®, Amgen for its sales of Enbrel® and Abbott Laboratories for its sales of Humira™. Our revenues from these agreements increase or decrease in proportion to our licensees' sales of their products.

We receive fees from Roche in connection with a licensing agreement concerning our endogenous gene activation technology. We derive license income from out-licensing certain products to third parties and from time to time we receive non-recurring amounts through patent settlements with third parties.

Operating expenses

Our operating expenses are composed of cost of product sales, selling, general and administrative expenses, research and development expenses, and other operating expenses.

Cost of product sales

Cost of product sales includes all costs we incur to manufacture the products we sell in a given year. Our largest components of cost of product sales are employee-related expenses, depreciation of manufacturing plant, property and equipment, materials and supplies, utilities and other manufacturing-related facility expenses. We also purchase directly from manufacturers finished products that we sell as a result of in-licensing agreements that grant us exclusive rights to sell a given product in a specific territory.

Selling, general and administrative

Our selling, general and administrative expenses ("SG&A") are composed of distribution, selling and marketing and general and administrative expenses.

Distribution In general, we sell our products to wholesale distributors or directly to hospitals, medical centers and pharmacies. Distribution expenses are primarily freight expenses, employee-related expenses and expenses incurred by third-party distributors to sell our products.

Selling and marketing We maintained a marketing and sales force of approximately 1,750 employees in 2003 (1,700 employees in 2002) to sell or manage distribution of our products in over 90 countries. Our selling and marketing expenditures consist primarily of employee-related expenses and costs associated with congresses, exhibitions and advertising. Selling and marketing expense generally correlates with the volume of product sales we achieve due to the variable nature of the expenses. However, when we introduce products into new markets, selling and marketing expenses typically increase because we hire additional sales personnel to undertake product launch. For example, we are responsible for developing and commercializing Raptiva™ worldwide outside of the United States and Japan. During 2003, we submitted regulatory applications in key markets for the use of Raptiva™ in moderate-to-severe plaque psoriasis and we expect to commence its launch program for this innovative therapy in the second half of 2004. Costs associated with the launch of Raptiva™ are projected to be between $30 million and $50 million in 2004.

General and administrative We incur general and administrative expenses in maintaining our headquarters in Geneva and our operations in more than 40 countries. We centralize certain functions, such as finance, information technology, treasury, tax and legal, to the extent possible, to achieve economies of scale in operations.

Research and development
Research and development (R&D) is one of our key functions, and we employed approximately 1,350 R&D personnel in 2003 (1,350 employees in 2002). We incur our primary R&D expenses in connection with the operation of the Serono Pharmaceutical Research Institute in Geneva, the Serono Reproductive Biology Institute in Boston, Istituto di Ricerca Cesare Serono, which merged into Industria Farmaceutica Serono, and Istituto di Ricerche Biomediche "Antoine Marxer" RBM in Italy and our corporate R&D organization.

In 2003, we completed the acquisition of Genset S.A., a genomics-based biotechnology company. We believe that the acquisition of Genset S.A., which we have renamed the Serono Genetics Institute, enhances our research and discovery capabilities in genomics.

Restructuring
There were no restructuring expenses incurred during 2003. In 2002, we incurred $16.3 million related to the withdrawal from the urinary sector of the reproductive health business in Italy and the sale of two companies in Latin America. The restructuring provision of $6.2 million as of December 31, 2002 has been fully utilized against payments in 2003 as all significant actions associated with the restructuring plan were completed during the year.

Other operating expense
Royalty and licensing expenses incurred on the sales of certain products are reported under other operating expense. We incur royalty and licensing expenses under agreements that we have with several companies. Our expenses under these agreements vary with the royalties received and the sales of products subject to these agreements. Other operating expense, net also includes increases in litigation provisions, amortization of intangibles and other long-term assets, patent and trademark expenses and other non-recurring payments.

Year ended December 31, 2003 compared to year ended December 31, 2002

The following compares our results in the year ended December 31, 2003 to those of the year ended December 31, 2002. Our analysis is presented as follows:

1. Overview
2. Sales by therapeutic area
3. Sales by region
4. Operating expenses to net income

1. Overview

Our total revenues increased by 31.3% to $2,018.6 million for the full year of 2003. Our total revenue growth in local currencies was approximately 20.9%, reflecting our strong underlying growth. Worldwide product sales were $1,858.0 million in 2003, representing an increase for the year of 30.6%. Notwithstanding weakness in the US dollar, product sales growth in local currencies was 19.9% in 2003. Sales growth was driven by an increase of 24.7% in the volume of the products sold that was partially offset by a decrease in the average selling price of our products due to changes in regional sales mix and decreases in sales prices.

Royalty and licensing income increased by 40.0% to $160.6 million for the full year, reflecting the company's strong intellectual property rights.

In 2003, operating expenses increased by 33.3% to $1,583.7 million or 78.5% of total revenues. Operating margin declined to 21.5% in 2003 from 22.7% in 2002 due to an increase in other operating expenses that reflects the licensing in of Novantrone® and royalties paid to third parties as well as higher amortization of intangible expenses.

Net income increased by $69.2 million or 21.6% and represented 19.3% of total revenues. Excluding the non-recurring, non-operating charges related to a $16.1 million write-down of our investment in Swiss International Air Lines and a $4.0 million loss on the sale of our investment in PowderJect Pharmaceuticals, net income increased by 26.9% or 19.4% in local currencies. We believe that it is useful to provide a calculation of our net income that excludes these non-recurring, non-operating charges, because it permits our investors to compare that 2003 net income calculation with our net income from 2002 in order to better assess our operating performance. Net income per share increased by 22.7% from $20.07 in 2002 to $24.63 in 2003.

Our outlook for 2004 is an increase in total revenues of at least 12% and an increase in net income of between 15% and 20%, reflecting our underlying growth. We do not take a view on changes in foreign exchange rates in the coming year and therefore our outlook is in constant currency relative to our reported results.

The following tables summarize, for the periods indicated, our product sales by therapeutic area and by region:

Product sales by therapeutic area

	Year ended December 31				
	2003 US$m	Change %	2002 US$m	Change %	2001 US$m
Neurology					
Rebif®	**819.3**	49.3	548.8	44.6	379.6
Novantrone®	**30.9**	10166.7	0.3	–	–
Total neurology	**850.2**	54.9	549.1	44.6	379.6
Reproductive health					
Gonal-f®	**526.1**	16.8	450.4	9.7	410.5
Cetrotide®	**24.8**	35.3	18.4	73.1	10.6
Crinone®	**20.8**	90.2	10.9	347.0	2.4
Ovidrel®	**12.3**	117.2	5.7	112.6	2.7
Luveris®	**9.6**	46.3	6.6	600.1	0.9
Core Infertility Portfolio	**593.6**	20.7	492.0	15.4	427.1
Pergonal®	**45.8**	(0.4)	46.0	20.7	38.1
Metrodin HP®	**24.8**	(50.6)	50.1	(25.3)	67.1
Profasi®	**15.4**	(22.4)	19.8	(16.9)	23.8
Other products	**13.3**	(5.0)	14.0	(23.1)	18.2
Total reproductive health	**692.9**	11.4	621.9	8.3	574.3
Growth and metabolism					
Saizen®	**151.4**	22.1	124.0	15.6	107.3
Serostim®	**88.8**	(6.6)	95.1	(24.1)	125.3
Total growth and metabolism	**240.2**	9.6	219.1	(5.8)	232.6
Other products	**74.7**	125.7	33.1	(47.4)	62.9
Total product sales	**1,858.0**	30.6	1,423.1	13.9	1,249.4
Recombinant products	**1,608.1**	30.5	1,232.0	19.9	1,027.4
Non-recombinant products	**249.9**	30.8	191.1	(13.9)	222.0

Product sales by region

Europe	**813.8**	31.2	620.4	14.4	542.2
North America	**694.3**	44.8	479.6	22.8	390.6
Latin America	**98.8**	(9.5)	109.2	(16.5)	130.9
Other regions	**251.1**	17.3	213.9	15.2	185.7
Total product sales	**1,858.0**	30.6	1,423.1	13.9	1,249.4

2. Sales by therapeutic area

Neurology

In 2003, neurology sales were up 54.9% (39.5% in local currencies) to $850.2 million. Rebif® is the fastest growing MS product in the world, with full year sales growing by 49.3% or 34.1% in local currencies. Sales growth was driven by a volume increase of 43.3% in equivalent units; however, average selling price per equivalent unit in local currencies decreased by 6.4% during the year. The majority of the decrease in average selling price per equivalent unit was due to the increase in the proportion of Rebif® sales derived from our 44 mcg. dosage, which has a lower average selling price per equivalent unit compared to our 22 mcg. dosage.

Rebif® is the market leader outside the US, where 2003 sales increased by 32.1% to $630.8 million. Total Rebif® sales in the US, our fastest growing region, were $188.5 million in 2003, representing an increase in full year sales of 164.8%. Market share more than doubled during the year and, at the end of the year, the rolling 4-week share of total prescriptions was 13.4%. Rebif® was the fastest growing disease modifying drug in multiple sclerosis in the US in 2003. At the end of 2003, we estimate that our worldwide market share was approximately 24.4% compared to 19% at the end of 2002. Our target is to become US and worldwide market leader in 2006.

We started promoting Novantrone® for MS in 2003 in conjunction with OSI Pharmaceuticals, which is only responsible for marketing Novantrone® for oncology. In the last quarter of 2003, our sales of Novantrone® ran at an annualized rate of $89.5 million. This level of sales is representative of our expectations going forward.

Reproductive health

2003 was a very good year for our reproductive health franchise due to the success of our portfolio strategy and our focus on recombinant products. Our sales of our core portfolio of infertility products increased by 20.7% (10.7% in local currencies) to $593.6 million in 2003 from $492.0 million in 2002.

Our sales of Gonal-f® increased by 16.8% to $526.1 million in 2003 from $450.4 million in 2002. Sales growth of Gonal-f® was driven by a volume increase of 9.7%; however, average selling price in local currencies decreased by 2.2% during the year. The growth in volumes was largely due to the increasing penetration of our multidose presentation and the launch of our fill-by-mass formulation.

As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 50.6% to $24.8 million in 2003 from $50.1 million in 2002. We expect that we will continue to gradually replace Metrodin HP® with Gonal-f®.

Our sales of Pergonal® decreased by 0.4% to $45.8 million in 2003 from $46.0 million in 2002.

Growth and metabolism

Our growth and metabolism product sales increased by 9.6% (3.4% in local currencies) to $240.2 million in 2003 from $219.1 million in 2002. Our sales of Saizen® increased by 22.1% to $151.4 million in 2003 from $124.0 million in 2002. Sales growth was driven by a volume increase of 8.5% and an increase in average selling price in local currencies of 2.3% during the year. Saizens®'s growth is largely due to our portfolio of innovative drug delivery devices, which greatly simplify administration of the drug for our patients. Our sales of Serostim® decreased by 6.6% to $88.8 million in 2003 from $95.1 million in 2002, which corresponds to a decrease in sales volume of 10.1%. Serostim® sales declined as a result of tighter control and usage guidelines in key US states.

In December 2003, the Food and Drug Administration approved Zorbtive™ for use in the treatment of short bowel syndrome, a serious and potentially life-threatening condition. Additionally the FDA granted orphan drug status for the use of Zorbtive™ in this indication through December 2010. We plan to launch Zorbtive™ in the US during 2004.

Other products

Our sales of other products increased by 125.7% to $74.7 million in 2003 from $33.1 million in 2002. This increase was due to strong first year sales of Novantrone® for oncology.

3. Sales by region

Europe

Our total European product sales increased by 31.2% to $813.8 million in 2003 from $620.4 million in 2002. In local currencies, product sales increased by 10.1% from 2002. The increase was primarily due to the increased sales of Rebif® and Gonal-f®, which increased by $122.7 million and $57.7 million, respectively, and in local currencies by 16.9% and 9.8%, respectively. Sales of Metrodin HP® decreased by $15.7 million or 80.6% in 2003 and by 83.7% in local currencies.

North America

Our total North American product sales increased by 44.8% to $694.3 million in 2003 from $479.6 million in 2002. In North America, the increase was primarily due to the strong performance of Rebif® which experienced a $126.5 million increase in sales; strong first year US sales of Novatrone® of $77.1 million; and an increase of sales of Saizen® by $14.5 million.

Latin America

Our total Latin American product sales decreased by 9.5% to $98.8 million in 2003 from $109.2 million in 2002, which was principally the result of our sale of 2 companies in Latin America in connection with our withdrawal from the generics sector, which was not core to our business.

Other regions

In the Middle East, Africa and Eastern Europe regions, our product sales increased by 24.6% to $134.1 million in 2003 from $107.6 million in 2002, due primarily to the continued sales growth of Rebif® and Gonal-f® in these markets. In the Asia-Pacific region, which excludes Japan, our product sales increased by 10.5% to $61.0 million in 2003 from $55.2 million in 2002, due largely to increased demand of Gonal-f® and Rebif®. In Japan, our product sales decreased by 6.3% to $27.1 million in 2003 from $28.9 million in 2002 due to lower sales for Saizen® that was partially offset by higher sales of Metrodin HP®. In Oceania, our product sales increased by 31.6% to $28.9 million in 2003 from $21.9 million in 2002, due largely to higher Rebif® and Gonal-f® sales.

Royalty and license income

	Year ended December 31				
	2003 US$m	Change %	2002 US$m	Change %	2001 US$m
Royalty and license income	160.6	40.0	114.7	(9.7)	127.1

Our revenues from royalty and license income increased by 40.0% to $160.6 million in 2003, compared to $114.7 million in 2002. The increase was due primarily to higher royalty income from Amgen on its sales of Enbrel® and new royalties from Abbott Laboratories on its sales of Humira™ that began at the end of the second quarter of 2003. The remaining increase in royalty income stems from higher royalties received from Organon on its sales of Puregon®.

4. Operating expenses to net income

Cost of product sales

For the year ended December 31, 2003, cost of product sales as a percentage of product sales decreased to 15.0% from 15.7% in the prior year. The decrease was primarily the result of favorable changes in product mix and continuing manufacturing productivity gains and improvements leading to higher production yields. However, the effect of these factors was partially offset by stronger European currencies against the US dollar during 2003. Product sales benefited from a favorable currency impact in 2003 of $143.6 million while cost of product sales was adversely impacted by an unfavorable currency impact of $22.1 million. As the proportion of recombinant products sales levels off upon the completion of our final phase-out of our urine-derived products, the rate at which our cost of product sales decreases as a percentage of product sales will decline. However, we expect this ratio to continue to benefit from the economies of scale and continued improvements in our manufacturing processes in the near term.

Selling, general and administrative

	Year ended December 31				
	2003 US$m	Change %	2002 US$m	Change %	2001 US$m
Selling and marketing	472.9	25.4	377.1	14.3	329.8
General and administrative	163.9	28.9	127.1	8.6	117.1
Total selling, general and administrative	636.8	26.3	504.2	12.8	446.9

Selling, general and administrative expenses increased to $636.8 million in 2003 from $504.2 million in 2002, which represents an increase of 26.3%, or 15.7% in local currencies. This increase was primarily in marketing the promotion of Rebif® in the US, as well as the launch of Gonal-f® FbM in Europe. The increase was also the result of sales commissions related to co-promotion agreements signed in 2002 and 2003. SG&A expenses represented 31.5% of revenues in 2003, compared to 32.8% in 2002.

Selling, general and administration expenses as a percentage of total revenues are not expected to change significantly in the immediate future.

Research and development expense, net

	Year ended December 31		
	2003 US$m	2002 US$m	2001 US$m
R&D expense, net	**467.8**	358.1	308.6
R&D expense, net as a % of revenues	**23.2**	23.3	22.4

Our net research and development expenses increased to $467.8 million in 2003, which represents an increase of 30.6% or 17.8% in local currencies. This increase in our research and development expenses was due to the clinical development of Raptiva™ for launch in Europe including milestone payments to Genentech upon filing the application, and for the license extension to Asia; the pharmaceutical development of onercept and tadekinig-alpha (r-IL-18bp); and the functional genomic program as well as a full year of operating costs related to the Serono Genetics Institute (formerly Genset), which we acquired in late third quarter 2002.

Other operating expense, net
Our net other operating expense was $199.5 million in 2003, compared to $85.8 million in 2002. The increase was due to higher ongoing royalty and licensing expenses driven by Novantrone® and Rebif® sales, and royalty expenses related to Humira™, plus higher amortization of intangibles in the form of license payments that are amortized over the life of the license agreement, and higher amortization of goodwill from the acquisition of Genset. Royalty and license expenses increased by $85.4 million to $120.1 million, amortization of intangible assets and patent and trademark expenses increased by $11.2 million to $38.6 million, and litigation and legal costs increased by $12.4 million to $25.7 million.

Operating income
Our operating income increased by 24.4% to $434.9 million in 2003 from $349.6 million in 2002. As a percentage of revenues, our operating income was 21.5% in 2003 compared to 22.7% in 2002.

Financial income, net

	Year ended December 31		
	2003 US$m	2002 US$m	2001 US$m
Interest income	**49.8**	64.6	75.9
Interest expense	**(13.0)**	(10.6)	(14.7)
Foreign currency gains/(losses)	**7.2**	(17.5)	(9.8)
Total financial income, net	44.0	36.5	51.4

Net interest income was lower in 2003 compared to the previous year due to generally lower interest rates. However, 2002 was adversely impacted by translation losses arising from various currency devaluations in Latin America such that our financial income net increased by $7.5 million to $44.0 million in 2003 compared to $36.5 million in 2002.

Other expense, net
Other expense, net was $19.7 million in 2003 compared to $1.7 million in 2002. We took a non-operating, non-recurring, non-cash charge of $16.1 million related to the write-down of an equity investment in Swiss International Air Lines.

Other expense, net also includes a $4.0 million realized loss upon our sale of our investment in PowderJect Pharmaceuticals following Chiron's cash acquisition of 100% of the outstanding shares of PowderJect.

Taxes
Our total taxes increased by 9.2% to $68.9 million in 2003 from $63.1 million in 2002. Our tax rate (as a percentage of profit before taxes) decreased from 16.4% in 2002 to 15.0% in 2003 primarily due to the favorable close of prior fiscal years in various countries, which permitted a non-recurring reduction in certain tax provisions during 2003.

Net income
Our net income increased by 21.6% to $390.0 million in 2003 from $320.8 million in 2002. Our net income represented 19.3% of revenues, compared to 20.9% in 2002. Excluding the non-recurring, non-operating charges related to the $16.1 million write-down of our investment in Swiss International Air Lines and the $4.0 million loss on the sale of our investment in PowderJect Pharmaceuticals, net income represented 20.2% of our 2003 revenues. Exchange rate movements favorably impacted 2003 net income by $23.5 million or 1.2% of total revenues, which represents $1.48 per share.

Our basic earnings per share grew by 22.7% from $20.07 to $24.63 per share. Our percentage increase in basic earnings per share outpaced our increase in net income due to the impact of treasury shares that were acquired during 2002 and 2003 as a result of our Share Buy Back Plan that was initiated in July 2002. The weighted average number of shares outstanding used to calculate basic earning per share decreased during 2003 by 153,416 shares resulting in an increase in our basic earnings per share of $0.24 per share.

The Share Buy Back Plan was authorized to repurchase CHF500.0 million worth of Serono bearer shares, of which CHF218.7 million has been spent. Using the share price of CHF882 as of December 31, 2003, we could repurchase 318,900 additional bearer shares, which would increase materially our earnings per share.

Year ended December 31, 2002 compared to year ended December 31, 2001

The following compares our results in the year ended December 31, 2002 to those of the year ended December 31, 2001. Our analysis is presented as follows:

1. Overview
2. Sales by therapeutic area
3. Sales by region
4. Operating expenses to net income

1. Overview

Our total revenues increased by 11.7% to $1,537.8 million compared to $1,376.5 million in 2001. Our consolidated worldwide product sales increased by 13.9% to $1,423.1 million in 2002 from $1,249.4 million in 2001. We experienced a favorable currency effect of $29.6 million on product sales; however, there was an adverse currency impact of $35.7 million on operating expenses.

Our sales of recombinant products increased by 19.9% to $1,232.0 million, or 86.6% of total product sales, in 2002 from $1,027.4 million, or 82.2% of total product sales, in 2001. Our sales of urine-derived and other non-recombinant products decreased by 13.9% to $191.1 million, or 13.4% of total product sales, in 2002 from $222.0 million, or 17.8% of total product sales, in 2001. The changing sales mix reflects our strategy of focusing on biotechnology products, and the transition from urine-derived products to recombinant products.

Royalty and licensing income decreased by 9.7% to $114.7 million due to lower license income received in 2002.

Operating expenses increased by 14.4% in 2002 to $1,188.2 million or 77.3% of total revenues. Operating margin declined to 22.7% in 2002 from 24.5% in 2001 due to a $16.3 million restructuring charge we incurred upon completion of the final stage of the closure of our production facilities for urine-derived reproductive hormone products in Italy, and upon the sale of our generics sector in Latin America, which was not core to our business.

Net income per share increased by 1.8% from $19.72 to $20.07 in 2002.

2. Sales by therapeutic area

Reproductive health

Our reproductive health product sales increased by 8.3% (6.6% in local currencies) to $621.9 million in 2002 from $574.3 million in 2001. Our sales of Gonal-f® increased by 9.7% to $450.4 million in 2002 from $410.5 million in 2001. As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 25.3% to $50.1 million in 2002 from $67.1 million in 2001. We expect that we will continue to gradually replace Metrodin HP® with Gonal-f®. Our sales of Pergonal® increased by 20.7% to $46.0 million in 2002 from $38.1 million in 2001. Our sales of Cetrotide® reached $18.4 million in 2002 compared to $10.6 million in 2001.

Given the demonstrated benefits of recombinant products in infertility, our strategy for some time now has been to replace previous-generation urine-derived products with recombinant products that have been registered around the world. Recombinant DNA technology is our preferred method for providing human proteins for therapeutic use as it enables the production of consistent and extremely pure proteins in predictable quantities. In accordance with our strategy, at the end of 2002 we decided to proceed with the final closure of our production facilities for urine-derived products. As a result, we incurred a restructuring charge of $16.3 million in 2002 for the phase-out of urine-derived products. The restructuring charge includes $6.1 million of employee-related termination benefits, $8.9 million of asset-related write-downs and $1.3 million of other costs, largely associated with contract cancellation fees and legal costs related to the termination of contracts with various suppliers and subcontractors. The restructuring plan included the planned termination of approximately 56 employees. We do not expect to incur any costs relating to these matters in addition to those for which we have provided.

Neurology

Our sales of Rebif® increased by 44.6% (39.9% in local currencies) to $548.8 million in 2002 from $379.6 million in 2001. Following the FDA approval on March 7, 2002, Rebif® was launched in the United States on March 11, 2002. During 2002, we announced an agreement with Pfizer to co-promote Rebif® in the United States with the aim of increasing sales and market penetration. Our total Rebif® sales in the United States were $71.2 million in 2002. Rebif® sales in the rest of the world grew by 25.5% to $477.6 million in 2002 compared to $379.6 million in 2001. We estimate that our worldwide market share at the end of 2002 was approximately 19% compared with 16% at the end of 2001. Outside the United States, we estimate that our market share at the end of 2002 and 2001 was approximately 36%. Finally, we estimate that our dollar market share reached 5% in the United States at the end of 2002.

Growth and metabolism

Our growth and metabolism product sales decreased by 5.8% (6.9% in local currencies) to $219.1 million in 2002 from $232.6 million in 2001.

Our sales of Saizen® increased by 15.6% to $124.0 million in 2002 from $107.3 million in 2001. This increase was due to higher demand in the United States, driven by the continuing good success of the first needle-free device for the delivery of human growth hormone, cool.click™, and higher demand in Europe thanks to the roll-out of our auto-injector, one.click™. Cool.click™ was approved in June 2002 in Europe, and launched during the last quarter of 2002.

Our sales of Serostim® decreased by 24.1% to $95.1 million in 2002 from $125.3 million in 2001. Serostim® sales declined as a result of tighter control and usage guidelines in key US states. In October 2002, we announced the implementation of the new Serostim® Secured Distribution Program in the United States. This program was designed to track and manage Serostim® through the distribution process, and ensure that patients who require Serostim® receive genuine products on a timely basis.

Other products

Our sales of other products declined by 47.4% to $33.1 million in 2002 from $62.9 million in 2001. This decrease was primarily due to the discontinuation of Curosurf® sales following the sale of that product to Chiesi Farmaceutici in 2001, lower sales of generic drugs in Latin America, and lower sales of Stilamin®.

3. Sales by region

Europe

Our total European product sales increased by 14.4% to $620.4 million in 2002 from $542.2 million in 2001. The increase was primarily due to the increased sales of Rebif® and Saizen®.

North America

Our total North American product sales increased by 22.8% to $479.6 million in 2002 from $390.6 million in 2001. In North America, the increase was primarily due to the strong performance of Rebif® following its successful launch in the United States in 2002, and increased Saizen® and Gonal-f® sales, that were partially offset by lower Serostim® sales. Our total Rebif® sales in the United States were $71.2 million in 2002.

Latin America

Our total Latin American product sales decreased by 16.5% to $109.2 million in 2002 from $130.9 million in 2001. Our sales performance in 2002 was adversely impacted by the continued economic difficulties in several countries in Latin America, Argentina in particular.

Other regions

In the Middle East, Africa and Eastern Europe regions, our product sales increased by 28.0% to $107.6 million in 2002 from $84.1 million in 2001, due primarily to the continued sales growth of Rebif® and Gonal-f® in these markets. In the Asia-Pacific region, which excludes Japan, our product sales increased by 1.4% to $55.2 million in 2002 from $54.4 million in 2001, due largely to increased demand of Gonal-f®, which was partially offset by lower sales of urine-derived products. In Japan, our product sales decreased by 0.5% to $29.2 million in 2002 from $29.3 million in 2001, due primarily to the weakening of the Japanese Yen, which was partially offset by increased demand for Saizen® and Metrodin HP®. In Oceania, our product sales increased by 22.4% to $21.9 million in 2002 from $17.9 million in 2001, due largely to higher Rebif® and Gonal-f® sales.

Royalty and license income

	Year ended December 31				
	2002 US$m	Change %	2001 US$m	Change %	2000 US$m
Royalty income	**113.1**	14.0	99.2	27.0	78.1
License income	**1.6**	(94.3)	27.9	91.1	14.6
Royalty and license income	**114.7**	(9.7)	127.1	37.1	92.7

Our revenues from royalty and license income decreased by 9.7% to $114.7 million in 2002, compared to $127.1 million in 2001. Our royalty income reached $113.1 million in 2002 compared to $99.2 million in 2001. The increase was due primarily to higher royalty income from Biogen on its sales of Avonex® and from Organon on its sales of Puregon®.

Our license income decreased to $1.6 million in 2002 from $27.9 million in 2001. The decrease of our license income was mainly due to the fact that in 2001 we received an exceptional payment of $27.6 million from a third party related to the divestiture of a product which was not core to our business.

4. Operating expenses to net income

Cost of product sales

Our cost of product sales increased by 5.0% to $223.8 million in 2002 from $213.2 million in 2001. This increase was driven by higher product sales. However, cost of product sales increased less than product sales due to an increasing proportion of our product sales from higher margin recombinant product and due to increased production yields driven by technical improvements in our biotechnology manufacturing processes. As a result, our gross profit on product sales, which is product sales less cost of product sales, increased by 15.7% to $1,199.4 million, or 84.3% of product sales, in 2002 from $1,036.2 million, or 82.9% of product sales, in 2001.

Selling, general and administrative

Our SG&A expenses increased by 12.8% to $504.2 million in 2002 from $446.9 million in 2001. SG&A expenses represented 32.8% of revenues in 2002, compared to 32.5% in 2001. This increase was primarily due to:

- Higher overall sales volumes;
- Investment in selling and marketing infrastructure in 2002 for the launch of Rebif® in the United States;
- Payment of sales commissions to Pfizer related to the co-promotion agreement for Rebif®;
- Selling and marketing expenses associated with the roll-out of three new recombinant products in the area of reproductive health (Ovidrel®, Luveris® and Gonal-f® multidose); and
- Roll-out of new devices in the area of growth hormone deficiency (cool.click™ and one.click™).

Research and development expense, net

	Year ended December 31		
	2002 US$m	2001 US$m	2000 US$m
R&D expense, net	**358.1**	308.6	263.2
R&D expense, net as a % of revenues	**23.3**	22.4	21.2

Our net research and development expense increased by 16.1% to $358.1 million, or 23.3% of revenues, in 2002 from $308.6 million, or 22.4% of revenues, in 2001. This increase in our research and development expense was due to several factors:

- Our investment in strategic external collaborations. In 2002, we made significant progress in the area of business development with the achievement of agreements with leading biotechnology partners for late-stage and marketed products;
- The further development of our functional genomics and discovery activities with the integration of the genetic genomic capabilities of Genset; and
- The further development of the pipeline inclusive of the manufacturing process.

Restructuring charge
In December 2002, we took a one-time $16.3 million restructuring charge related to:

- The final stage of the closure of our production facilities for urine-derived reproductive hormone products in Italy. This action reflected our strategy to replace urine-derived fertility products with recombinant products; and
- The sale of two companies in Latin America, in connection with our withdrawal from the generics sector, which was not core to our business.

Other operating expense, net
Our net other operating expense was $85.8 million in 2002, compared to $70.2 million in 2001. This 22.3% increase was due to a number of factors including:

- Our royalty and license expense increased to $34.8 million in 2002 compared to $22.9 million in 2001, in line with the increase in royalty and license income. In 2002, we reached an agreement with Berlex Laboratories Inc., the US subsidiary of Schering AG, concerning patent No. 5 376 567, which relate to the production of human interferon-beta. Under the terms of the settlement we received a non-exclusive license to import, manufacture and sell Rebif® in the United States, that will require us to pay a royalty to Berlex Laboratories Inc., based on US sales of Rebif®;
- Amortization of intangibles and other long-term assets decreased to $22.8 million in 2002 compared to $31.6 million in 2001; and
- Litigation and legal costs increased to $13.3 million in 2002 compared to $7.6 million in 2001.

Operating income
Our operating income increased by 3.5% to $349.6 million in 2002 from $337.7 million in 2001. As a percentage of revenues, our operating income was 22.7% in 2002 compared to 24.5% in 2001.

Financial income, net
Our net financial income decreased to $36.5 million in 2002 from $51.4 million in 2001. This decrease was primarily due to lower interest rates on US dollar deposits, and because we incurred translation losses of $13.9 million in 2002 compared to $9.1 million in 2001 arising primarily from various currency devaluations in Latin America.

Taxes
Our total taxes decreased by 9.6% to $63.1 million in 2002 from $69.8 million in 2001 due primarily to our manufacturing process improvements which resulted in comparatively higher profit recognition in countries with more favorable tax jurisdictions. Our overall tax rate, including capital taxes, decreased to 16.4% in 2002 from 18.1% in 2001.

Net income
Our net income increased by 1.3% to $320.8 million in 2002 from $316.7 million in 2001. Our net income represented 20.9% of revenues, compared to 23.0% in 2001.

Liquidity and capital resources

Our sources of liquidity have been a combination of cash generated from operations and investing activities, short-term and long-term borrowings, public financings and various employee equity compensation plans.

In 2000, we completed a global public offering of 1,070,670 bearer shares in the form of bearer shares and American depositary shares for net proceeds of $951.8 million.

In 2003, we issued CHF600.0 million (approximately $444.8 million) of senior unsubordinated convertible bonds due November 2008, which are convertible into our bearer shares. At December 31, 2003, we had unused lines of credit for short-term financing of $366.9 million compared to $112.7 million at December 31, 2002.

Our total financial assets, which are made up of cash and cash equivalents plus short-term and long-term financial assets, amounted to $2,490.5 million.

The analysis of our cash flows is divided as follows:

1. Cash flows from operating activities and free cash flows
2. Cash flows from investing activities
3. Cash flows from financing activities
4. Net financial assets

1. Cash flows from operating activities and free cash flows

Our cash flows from operating activities are a significant ongoing source of funds to finance operations. Cash flows from operating activities increased by 2.0% to $542.9 million in 2003 from $532.0 million in 2002. This increase was primarily due to higher net income and non-cash expenses, the majority of which was offset by an increase in working capital. Income before taxes and minority interest increased by $74.8 million and depreciation and amortization and write-down of available-for-sale investments increased by $55.2 million. During 2003, we received $55.0 million from OSI for the right to co-promote Novantrone® in the United

States; however, in 2002 we received $200.0 million from Pfizer related to our co-promotion agreement for Rebif® also in the United States. Both payments were initially recognized as deferred income to be amortized over the life of the respective agreements. Excluding the one-time payments related to promotional activities from Pfizer in 2002 and from OSI in 2003, operating cash flows increased by 47.0% compared to 2002. We believe that it is useful to provide a calculation of our cash flows from operating activities that excludes these one-time payments, because it permits our investors to compare that 2003 cash flows from operating activities calculation with our cash flows from operating activities from 2002 in order to better assess our operating performance.

Free cash flows

	Year ended December 31		
	2003 US$m	2002 US$m	2001 US$m
Net cash flows from operating activities	**542.9**	532.0	405.0
Purchase of property, plant and equipment	**(162.5)**	(99.1)	(78.6)
Purchase of intangible and other long-term assets	**(46.5)**	(35.5)	(42.7)
Acquisition of Genset	**(9.7)**	(115.1)	–
Purchases of financial assets	**(439.7)**	(860.4)	(188.9)
Proceeds from sale of property, plant and equipment and intangible assets	**19.1**	361.5	882.4
Interest received	**67.3**	48.0	76.1
Free cash flows	**(29.1)**	(168.6)	1,053.3

2. Cash flows from investing activities

Net cash used in investing activities was $571.9 million in 2003. Our capital expenditure on property, plant and equipment totaled $162.5 million. This level of capital expenditure reflects our continuing investment in research and development and manufacturing facilities and our continuing implementation of advanced information technology systems. Our total capital commitments as of December 31, 2003 were $21.0 million.

In 2003, we exercised an option to purchase a 40,000 square meter section of land that is near our current headquarters in Geneva for the purpose of bringing together on a single site our headquarters and Switzerland-based research and development activities and to support our anticipated growth. We estimate that the cost of this project to scheduled completion in 2006 will be CHF315.8 million or $256.0 million. The total costs capitalized as of December 31, 2003 were CHF101.8 million or $82.5 million. The entire project is being financed with bank debt. In 2004, we expect to increase our level of investment in property, plant and equipment by approximately 10% to 20% compared to 2003. We anticipate that most of our capital expenditure excluding the construction of our new headquarters and research and development center will be funded with resources generated from our operations.

In 2003, we increased our investment in long-term corporate bonds by $439.7 million and spent $9.7 million to complete the acquisition of Genset.

3. Cash flows from financing activities

Net cash flows used in financing activities was $338.1 million in 2003. In November 26, 2003, we issued 120,000 0.50% senior unsubordinated convertible bonds at a nominal value of CHF600.0 million. Each bond has a nominal value of CHF5,000 and is convertible into Serono S.A. bearer shares at the rate of 3.533 bearer shares per bond or at an initial conversion price of CHF1,415 per share and will mature in 2008. In the event of conversion, we will obtain the shares we will deliver from a combination of treasury shares and conditional share capital. The bonds are callable after November 30, 2006 subject to a 115% provisional call hurdle of the accreted principal amounts. If not converted prior to the date of maturity, the bonds will be redeemed at 105.8% of their face amount. The bond has a conversion price of CHF1,497 based on its redemption value of CHF634.8 million. We issued the bonds to take advantage of the attractive financing opportunities then available in the convertible bond market. The offering provides additional financial resources and flexibility while capitalizing on the current favorable interest rate environment. The proceeds of the issue will be used for general corporate and strategic purposes outside Switzerland.

A CHF300.0 million medium term bank facility has been made available to one of our group companies for the development of the new headquarters and research center in Geneva. This unsecured facility is guaranteed by Serono S.A. and has a maturity date of December 31, 2006. As of December 31, 2003, the amount drawn under the facility was CHF72.6 million or $58.9 million.

In 2003, we paid $85.7 million in dividends to investors and spent $42.0 million for the acquisition of treasury shares.

4. Net financial assets

At December 31, 2003, we had total financial assets (cash and cash equivalents, short-term financial assets and long-term financial assets not including equity investments in non-group companies) in the amount of $2,490.5 million. Net financial assets (financial assets less short and long-term financial debts) as of December 31, 2003 were $1,907.2 million, and increased by $291.3 million during the year.

The following table represents the components and the total amount of net financial assets for the last three years.

We believe that our existing net financial assets, cash generated from operations, and unused sources of debt financing will be adequate to satisfy our working capital and capital expenditure requirements during the next several years. However, we may raise additional capital from time to time for other strategic purposes.

Net financial assets

For the year ended	2003 US$m	2002 US$m	2001 US$m
Cash flows from operating activities	542.9	532.0	405.0
Cash flows from investing activities	(571.9)	(700.6)	648.3
Cash flows from financing activities	338.1	(288.8)	(144.4)
Effect of exchange rate changes on cash and cash equivalents	8.9	12.3	(0.8)
Change in cash and cash equivalents	318.0	(445.1)	908.1
Change in short-term and long-term financial assets	437.1	516.2	(682.2)
Change in short-term and long-term financial debts	(463.8)	91.1	84.6
Change in net financial assets	291.3	162.2	310.5
Net financial assets as of January 1	1,615.9	1,453.7	1,143.2
Net financial assets as of December 31	1,907.2	1,615.9	1,453.7
Consists of			
Cash and cash equivalents	1,004.0	686.0	1,131.1
Short-term financial assets	434.8	378.9	344.4
Long-term financial assets	1,104.4	711.2	241.0
Less: Investment in non-group companies	52.7	40.7	52.2
Total financial assets	2,490.5	1,735.4	1,664.3
Less			
Short-term financial debts	51.3	93.6	173.3
Long-term financial debts	532.0	25.9	37.3
Total financial debts	583.2	119.5	210.6
Net financial assets	1,907.2	1,615.9	1,453.7

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors in our shares.

Contractual cash obligations

Our future minimum non-cancelable contractual obligations at December 31, 2003 are described below:

	Payments due by year (US$m)				
Contractual obligation	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings	544.2	12.2	66.2	458.3	7.5
Lease – operating	130.8	24.7	50.4	14.7	41.0
Lease – finance	0.6	0.5	0.1	–	–
Capital commitments	21.0	21.0	–	–	–
Total	696.6	58.4	116.7	473.0	48.5

The capital commitments relate mostly to the construction costs and contractors' compensations for the construction of our new

completed before the end of 2006. Given our ability to generate consistent and significant operating cash flow, we do not anticipate difficulty in renegotiating our borrowings should this be necessary.

In addition to the amounts disclosed above, we have a number of commitments under collaborative agreements as described in note 28 to the consolidated financial statements. As part of these agreements we have made commitments to make R&D payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. We do not consider any single collaborative agreement to be a sufficiently large commitment that it could impair significantly our financial condition. In the unlikely event that all of our collaborators were to achieve all the contractual milestones, we would be required to pay approximately $438.3 million. The exact timing of eventual payments is uncertain, but it would be over a period of the next 10 years.

Assets with an original cost of $65.1 million at December 31, 2003 have been pledged as security against long-term debt and certain unused long-term lines of credit. The amount of such assets at December 31, 2002 was $67.5 million.

Inflation

Our results in recent years have not been significantly affected by inflation or changes in prices related to inflation.

Recent accounting pronouncements

You can find a discussion of recent accounting pronouncements related to IFRS and US GAAP applicable to our company and a discussion of the potential impact of some IFRS exposure drafts published by the International Accounting Standards Boards that could have a material impact on our results in note 35 to our consolidated financial statements.

Forward-looking statement disclaimer

Many of the statements made in this Annual Report are forward-looking statements relating to future events and/or future performance, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," "plans" or similar language. We caution you that these forward-looking statements, which may deal with subjects such as our research and development plans, our marketing strategies, our planned regulatory approvals, our planned relationships with our research collaborators, the development of our business, the markets for our products, our anticipated capital expenditures, the possible impacts of regulatory requirements and other matters that are not historical facts, are only predictions and estimates regarding future events and circumstances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, among others, any failure or delay in our ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. For a more detailed description of the risks facing us, we encourage you to review our Form 20-F filed with the U.S. Securities and Exchange Commission. All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report, and we

Quantitative and qualitative disclosures about market risk

We are exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of our investments in financial assets and equity securities. These exposures are actively managed by the Serono group treasury in accordance with a written policy approved by the Board of Directors and subject to internal controls. Our objective is to minimize, where we deem appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of our investments in financial assets and equity securities. It is our policy to use a variety of derivative financial instruments to manage the volatility relating to these exposures, and to enhance the yield on our investment in financial assets. We do not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities of the group. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

1. Foreign exchange exposure

We use the US dollar as our functional currency. As a consequence of the global nature of our business, we are exposed to foreign currency exchange rate movements, primarily in European, Asian and Latin American countries. We enter into various contracts that change in value as foreign currency exchange rates change, to preserve the value of assets, commitments and anticipated transactions. Typically we use foreign currency options and forward foreign exchange contracts to hedge certain anticipated net revenues in currencies other than the US dollar. Net investments in Serono affiliates with a functional currency other than the US dollar are of long-term nature and we do not hedge such foreign currency translation exposures, other than in circumstances where the currencies are particularly volatile and could lead to unforeseen impacts in the earnings and cash flows of the Serono group.

Our product sales and operating expenses (comprising selling, general and administrative and research and development) by currencies are as follows:

	Year ended December 31		
	2003 %	2002 %	2001 %
Product sales			
In US dollar	47	46	46
In EUR	36	37	35
In other currencies	17	17	19
Total	**100**	100	100
Operating expenses (SG&A and R&D)			
In US dollar	37	34	38
In Swiss franc	29	30	32
In EUR	23	27	19
In other currencies	11	9	11
Total	**100**	100	100

During 2003, the US dollar weakened against most major currencies, including the Swiss franc and the EUR, which are the most important non-US dollar currencies. This weakening resulted in a total positive currency effect on product sales of 7.7%, which was largely offset by a negative currency effect on operating expenses of 7.6%. The net impact on net income was a positive 6.0% in 2003 (negative net impact of less than 1.0% in 2002). This was primarily due to the strengthening of the EUR, the currency in which we have the largest proportion of non-US dollar revenues, against the Swiss franc, the currency in which we have the largest proportion of non-US dollar costs.

The primary purpose of our currency exchange risk management is to achieve stable and predictable cash flows. Consequently, our current policy is to enter into foreign currency options and forward foreign currency exchange contracts to cover the currency risk associated with existing assets, liabilities and other contractually agreed transactions (approximately two months), as well as a portion of the currency risk associated with transactions that we anticipate conducting within the following six months. We use foreign currency options and forward foreign currency exchange contracts that are contracted with banks, which in most cases have credit ratings of A or higher, and that have a maximum maturity of eight months.

2. Interest rate exposure

We manage our exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of our fixed rate financial assets. Net financial income earned on the group's net financial assets is generally affected by changes in the level of interest rates, principally the US dollar interest rate. We manage our exposure to fluctuations in net financial income by making investments in high quality financial assets which pay a fixed interest rate until maturity and, to a lesser extent, through the use of interest rate swaps that are sensitive to interest movements. The group's financial assets include deposits with prime banks, investments in short-term money market funds, and investments in rated bonds with a life to maturity of up to four years.

3. Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. We limit our issuer risk by buying debt securities, which are at least A rated. We reduce our settlement and credit risk by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. We do not expect any losses due to non-performance by these counterparties, and our diverse portfolio of investments limits our exposure to any single counterparty or sector.

4. Equity price risk

We are exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Our equity investments are typically related to collaboration agreements with other biotechnology and research companies. Equity securities are not purchased as part of our normal day-to-day management of financial assets managed by the group treasury department, with the exception of treasury shares that are acquired under our CHF500.0 million Share Buy Back Plan.

5. Commodities

The Serono group has very limited exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodities prices may alter our gross margin, but due to our limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group's earnings.

6. Sensitivity analysis

The table below presents the changes in fair values of our financial instruments to hypothetical changes in exchange or interest rates. The analysis shows forward-looking projections of changes in fair value assuming certain adverse market conditions to occur. This is a method used to assess and mitigate risk and should not be considered as a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and could cause losses to exceed the amounts projected.

For those financial instruments which are sensitive to changes in interest rates, we have calculated the potential change in the fair value resulting from an immediate hypothetical 1% increase or decrease in the yield curves from their levels as of December 31, 2003, with all other variables remaining constant. For those financial instruments which are sensitive to changes in foreign currency exchanges rates, we have calculated the potential change in the fair value resulting from an immediate hypothetical 10% weakening or rising in the US dollar against all other currencies from their levels as of December 31, 2003, with all other variables remaining constant. For those financial instruments which are sensitive to changes in equity prices as they are listed on stock exchanges, we have estimated the potential change in the fair value resulting from an immediate hypothetical 10% decrease in the quoted market prices from their levels as of December 31, 2003, with all other variables remaining constant. The fair values of financial instruments are quoted market prices or, if not available, values estimated by discounted future cash flows to net present values.

For illustrative purposes, only unfavorable variances are shown in the sensitivity analysis below, although movements in interest rates, foreign currency exchange rates or equity prices can also result in favorable variances.

		Fair value changes arising from				
(US dollar equivalents in thousands)	Fair value as of December 31, 2003	1% decrease in interest rates (unfavorable)	1% decrease in interest rates (unfavorable)	10% rising in US dollar against other currencies (unfavorable)	10% weakening in US dollar against other currencies (unfavorable)	10% decrease in equity price (unfavorable)
Short-term bank deposits included in cash and cash equivalents	860,241	(334)	–	(1,263)	–	–
Held-to-maturity and available-for-sale debt securities	1,495,000	(26,000)	–	–	–	–
Available-for-sale equity securities	52,657	–	–	(732)	–	(5,213)
Financial debts, excluding convertible bond	(128,008)	–	(745)	–	(12,958)	–
Convertible bond	(486,156)	–	(12,161)	–	(54,000)	–
Forward foreign exchange contracts	(3,914)	–	–	–	(2,300)	–
Foreign currency options	5,985	–	–	(1,800)	–	–
Interest rate swaps – fair value hedges	(2,346)	–	(600)	–	–	–
Interest rate swaps – cash flow hedges	(467)	(1,700)	–	–	–	–
Interest rate swaps	(321)	–	(53)	–	(36)	–

Our exposure to interest rate risk primarily results from our investments in debt securities. The majority or our debt securities consists of fixed-rate investments in rated Eurobonds denominated in US dollars with maturities up to four years and short-term money market funds. A sensitivity analysis indicates that a 1% increase in interest rates at December 31, 2003 would unfavorably impact the net aggregated fair value of those securities by $26.0 million, while a 1% decrease in interest rates would unfavorably impact the fair value of our convertible bond by $12.2 million.

Our financial assets are primarily denominated in US dollars, the market values of which are not significantly impacted by changes in foreign exchange rates; however, changes in foreign exchange rates would have a more significant impact on the fair value of our Swiss franc denominated convertible bond and borrowings denominated in currencies other than US dollars. The value of our financial debts, including our convertible bond, would increase by $67.0 million if the US dollar devalued by 10%.

The group has investments in available-for-sale equity securities. We classify all such investments as long-term financial assets. The fair value of these investments is $52.7 million. The majority of these investments are listed on stock exchanges. If the market price of the traded equity securities were to decrease by 10%, the fair value would decrease by $5.2 million.

Audit Committee's report

The Audit Committee reviews the company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that the company's consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by International Standard on Auditing 260 "Communication of Audit Matters with Those Charged with Governance" and the AICPA Statement of Auditing Standards No. 61, Communication With Audit Committees. In addition, the Committee has discussed with the independent auditors, the auditors' independence from the company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the board has approved, that the audited financial statements be submitted to the Annual Shareholders' Meeting on May 25, 2004 and included in the company's Annual Report on Form 20-F for the year ended December 31, 2003, for filing with the Securities and Exchange Commission. The Committee and the board also have recommended, subject to shareholder approval, the selection of the company's independent auditors.

Sergio Marchionne
Chairman, Audit Committee
Geneva, March 1, 2004

Report of the group auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes) included on pages 34 to 72 of Serono S.A. for the year ended December 31, 2003.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers S.A.

M. Aked **H-J. Hofer**
Geneva, March 1, 2004

Consolidated income statements

Year ended December 31	Notes	2003 US$000	2002 US$000	2001 US$000
Revenues				
Product sales	3	**1,858,009**	1,423,130	1,249,405
Royalty and license income	3	**160,608**	114,705	127,065
Total revenues	3	**2,018,617**	1,537,835	1,376,470
Operating expenses				
Cost of product sales		**279,619**	223,751	213,160
Selling, general and administrative		**636,823**	504,248	446,945
Research and development, net	4	**467,779**	358,099	308,561
Restructuring		**–**	16,303	–
Other operating expense, net	5	**199,476**	85,811	70,152
Total operating expenses		**1,583,697**	1,188,212	1,038,818
Operating income		**434,920**	349,623	337,652
Non-operating income, net				
Financial income, net	6	**44,018**	36,476	51,381
Other expense, net	7	**19,743**	1,658	2,548
Total non-operating income, net		**24,275**	34,818	48,833
Income before taxes and minority interests		**459,195**	384,441	386,485
Taxes	9	**68,905**	63,127	69,816
Income before minority interests		**390,290**	321,314	316,669
Minority interests		**327**	536	(52)
Net income		**389,963**	320,778	316,721

	Notes	US$	US$	US$
Basic earnings per share				
Bearer shares	10	**24.63**	20.07	19.72
Registered shares	10	**9.85**	8.03	7.89
American depositary shares	10	**0.62**	0.50	0.49
Diluted earnings per share				
Bearer shares	10	**24.59**	20.04	19.68
Registered shares	10	**9.84**	8.02	7.87
American depositary shares	10	**0.61**	0.50	0.49

The accompanying notes form an integral part of these financial statements.

Consolidated balance sheets

As of December 31	Notes	2003 US$000	2002 US$000
ASSETS			
Current assets			
Cash and cash equivalents	11	**1,003,972**	686,033
Short-term financial assets	16	**434,810**	378,865
Trade accounts receivable	12	**318,388**	257,313
Inventories	13	**319,820**	259,477
Prepaid expenses and other current assets	14	**220,334**	234,709
Total current assets		2,297,324	1,816,397
Non-current assets			
Property, plant and equipment	15	**701,453**	554,509
Long-term financial assets	16	**1,104,333**	711,201
Intangible assets	17	**259,626**	230,117
Deferred tax assets	18	**169,693**	126,291
Other long-term assets		**39,174**	45,763
Total non-current assets		2,274,279	1,667,881
Total assets		4,571,603	3,484,278
LIABILITIES			
Current liabilities			
Trade and other payables	19	**338,862**	268,089
Short-term financial debts	20	**51,224**	93,598
Income taxes		**146,086**	173,656
Deferred income – current		**47,200**	18,221
Other current liabilities	21	**170,019**	122,985
Total current liabilities		**753,391**	676,549
Total non-current liabilities			
Long-term financial debts	20	**532,022**	25,857
Deferred tax liabilities	18	**15,919**	12,080
Deferred income – non-current		**174,911**	176,507
Provisions and other long-term liabilities	22	**213,556**	130,922
Total non-current liabilities		**936,408**	345,366
Total liabilities		**1,689,799**	1,021,915
Minority interests		**1,614**	1,165
SHAREHOLDERS' EQUITY			
Share capital	24	**253,895**	253,416
Share premium		**1,002,991**	989,141
Treasury shares	24	**(157,642)**	(126,460)
Retained earnings	25	**1,669,700**	1,364,626
Fair value and other reserves		**22,711**	(44,807)
Cumulative foreign currency translation adjustments		**88,535**	25,282
Total shareholders' equity		**2,880,190**	2,461,198
Total liabilities, minority interests and shareholders' equity		4,571,603	3,484,278

The accompanying notes form an integral part of these financial statements.

Consolidated statements of changes in equity

	Notes	Share capital US$000	Share premium US$000	Treasury shares US$000	Retained earnings US$000	Fair value and other reserves US$000	Cumulative foreign currency translation adjustments US$000	Total US$000
Balance as of January 1, 2001								
As previously reported		253,072	973,251	(4,750)	845,124	–	(60,281)	2,006,416
Effect of adopting IAS 39		–	–	–	–	(21,519)	–	(21,519)
Balance as of January 1, 2001 as restated		253,072	973,251	(4,750)	845,124	(21,519)	(60,281)	1,984,897
Issue of share capital		65	2,084	1,106	–	–	–	3,255
Net income for 2001		–	–	–	316,721	–	–	316,721
Purchase of treasury shares		–	–	(5,578)	–	–	–	(5,578)
Dividend for 2000 – bearer shares		–	–	–	(39,017)	–	–	(39,017)
Dividend for 2000 – registered shares		–	–	–	(14,742)	–	–	(14,742)
Revaluation adjustments		–	–	–	–	(3,616)	–	(3,616)
Foreign currency translation adjustments		–	–	–	–	–	(23,006)	(23,006)
Balance as of December 31, 2001		253,137	975,335	(9,222)	1,108,086	(25,135)	(83,287)	2,218,914
Balance as of January 1, 2002		253,137	975,335	(9,222)	1,108,086	(25,135)	(83,287)	2,218,914
Issue of share capital	26/27	279	13,806	184	–	–	–	14,269
Net income for 2002		–	–	–	320,778	–	–	320,778
Purchase of treasury shares	24	–	–	(117,422)	–	–	–	(117,422)
Dividend for 2001 – bearer shares	25	–	–	–	(46,637)	–	–	(46,637)
Dividend for 2001 – registered shares	25	–	–	–	(17,601)	–	–	(17,601)
Revaluation adjustments		–	–	–	–	(19,672)	–	(19,672)
Foreign currency translation adjustments		–	–	–	–	–	108,569	108,569
Balance as of December 31, 2002		253,416	989,141	(126,460)	1,364,626	(44,807)	25,282	2,461,198
Balance as of January 1, 2003		**253,416**	**989,141**	**(126,460)**	**1,364,626**	**(44,807)**	**25,282**	**2,461,198**
Issue of share capital	26/27	479	15,129	–	–	–	–	15,608
Issuance of convertible debt	20	–	–	–	–	24,605	–	24,605
Issue of treasury shares	27	–	(1,404)	10,844	–	–	–	9,440
Written calls		–	125	–	820	–	–	945
Net income for 2003		–	–	–	389,963	–	–	389,963
Purchase of treasury shares	24	–	–	(42,026)	–	–	–	(42,026)
Dividend for 2002 – bearer shares	25	–	–	–	(61,849)	–	–	(61,849)
Dividend for 2002 – registered shares	25	–	–	–	(23,860)	–	–	(23,860)
Revaluation adjustments		–	–	–	–	25,903	–	25,903
Recognition of unrealized loss on available-for-sale investment	7	–	–	–	–	11,265	–	11,265
Sale of available-for-sale investment	7	–	–	–	–	5,745	–	5,745
Foreign currency translation adjustments		–	–	–	–	–	63,253	63,253
Balance as of December 31, 2003		253,895	1,002,991	(157,642)	1,669,700	22,711	88,535	2,880,190

The accompanying notes form an integral part of these financial statements.

Consolidated statements of cash flows

Year ended December 31	Notes	2003 US$000	2002 US$000	2001 US$000
Cash flows from operating activities				
Income before taxes and minority interests		459,195	384,441	386,485
Depreciation and amortization	3	135,607	100,552	98,906
Financial income	6	(49,815)	(64,645)	(75,858)
Financial expense	6	12,963	10,643	14,709
Loss on available-for-sale investments	7	20,149	–	–
Other non-cash items		17,846	17,233	25,595
Cash flows from operating activities before working capital changes		595,945	448,224	449,837
Working capital changes				
Trade and other payables, other current liabilities and deferred income		104,497	208,341	20,530
Trade accounts receivable		(34,245)	(3,968)	(22,231)
Inventories		(41,757)	(32,620)	(37,335)
Prepaid expenses and other current assets		8,066	(25,482)	34,879
Taxes paid		(89,647)	(62,513)	(40,730)
Net cash flows from operating activities		542,859	531,982	404,950
Cash flows from investing activities				
Acquisition of subsidiary, net of cash acquired	2	(9,651)	(115,092)	–
Purchase of property, plant and equipment		(162,527)	(99,144)	(78,565)
Purchase of intangible and other long-term assets		(30,813)	(25,194)	(44,352)
Purchase of financial assets		(439,669)	(860,407)	(188,853)
Other non-current liabilities		(15,717)	(10,257)	1,653
Proceeds from sale of financial assets	7	8,058	344,362	871,343
Disposal of subsidiary, net of cash disposed		–	6,628	–
Proceeds from sale of property, plant and equipment		11,081	10,488	11,033
Interest received		67,324	48,005	76,076
Net cash flows from investing activities		(571,914)	(700,611)	648,335
Cash flows from financing activities				
Proceeds from issuance of share capital		13,105	11,610	–
Proceeds from exercises of stock options	26	7,536	1,454	1,825
Premiums received on written calls		945	–	–
Purchase of treasury shares	24	(42,026)	(117,422)	(5,578)
Repayment on short-term financial debts		(27,096)	(94,490)	–
Repayments on long-term financial debts		(23,086)	(17,642)	(73,062)
Issuance of long-term financial debts		53,948	–	–
Issuance of convertible bond		444,820	–	–
Interest paid		(4,361)	(8,121)	(13,810)
Dividends paid	25	(85,709)	(64,238)	(53,759)
Net cash flows from financing activities		338,076	(288,849)	(144,384)
Effect of exchange rate changes on cash and cash equivalents		8,918	12,420	(819)
Net increase/(decrease) in cash and cash equivalents		317,939	(445,058)	908,082
Cash and cash equivalents				
At beginning of year	11	686,033	1,131,091	223,009
At end of year	11	1,003,972	686,033	1,131,091

Notes to the consolidated financial statements

1. Basis of preparation

The consolidated financial statements of the Serono group ("group" or "Serono") have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and its predecessor organization, the International Accounting Standards Committee. The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale and held-to-maturity investments and financial liabilities. In view of the international nature of the group's activities and due to the fact that more of the group's revenues are denominated in US dollars than in any other single currency, the consolidated financial statements are reported in that currency.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of the more significant estimates include accruals and reserves for fiscal and legal claims, sales returns, and inventory obsolescence. Actual results could differ from those estimates.

There were no revised or new standards or interpretations that became effective from January 1, 2003 that had a significant effect on the group's consolidated financial statements.

1.1 Group accounting

The consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control, unless they are held on a temporary basis. Companies are included in the consolidation as from the date on which control is transferred to the group, while companies sold are excluded from the consolidation as from the date that control ceases. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill (note 1.14). The proportion of the net assets and income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Investments in companies over which the group is able to exercise significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control, are accounted for according to the equity method.

1.2 Foreign currencies

Assets and liabilities of the holding company, its subsidiaries and equity investments are translated into US dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. The translation adjustments resulting from exchange rate movements are accumulated in shareholders' equity.
On disposal of the foreign entity, such translation differences are recognized in the income statement as part of the gain or loss on sale. Foreign currency transactions are translated using the exchange rate prevailing at the dates of

in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity's net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders' equity. Local currency financial statements of foreign entities operating in highly inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into the company's reporting currency in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies".

1.3 Revenue recognition

Revenue from the sale of products is recognized upon transfer to the buyer of significant risks and rewards and is disclosed net of sales taxes and rebates and after eliminating sales within the group. Revenue from the rendering of services is recognized when the service is rendered or on a percentage of completion basis over the contract period. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Interest income is recognized as earned unless collectibility is in doubt. Provisions for product returns are made based on historical trends and specific knowledge of any customer's intent to return products.

1.4 Collaborative agreements

Milestone and signing payments, payable under collaborative research and development or marketing agreements, are charged directly to research and development expense, unless there is significant evidence that all of the criteria for capitalization, as prescribed by IAS 38, "Intangible Assets", are met. Acquired projects which have achieved technical feasibility, usually signified by regulatory body approval, are capitalized, as it is probable that the costs will give rise to future economic benefits. In this case, the costs are capitalized and amortized as technology rights included in intangible assets (note 1.14). Receipts of upfront payments and other similar non-refundable payments relating to the sale or licensing of products or technology are initially reported as deferred income and recognized as income over the period of the collaboration on a straight-line basis.

1.5 Government grants

Government grants received are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate, except for those amounts received for the purchase of property, plant and equipment, which are recorded as deferred income in the balance sheet, in other current liabilities and other long-term liabilities as appropriate, and amortized over the useful life of the asset. Government grants become non-refundable upon the achievement of designated milestones.

1.6 Employee benefits

The group operates Share Purchase Plans for employees and members of the Board of Directors. Contributions received from employees are recorded as other current liabilities. Compensation cost related to the plans is calculated based on the difference between the price paid by employees and the fair market value of the share on date of purchase and expensed as incurred.

The group operates a number of defined benefit and defined contribution funds. The pension plans are generally funded by payments from employees and by the relevant group companies, taking into consideration the recommendations of independent qualified actuaries. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service costs. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees. The group's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Salaries, wages, social contributions and other benefits are recognized on an accrual basis in the personnel expenses in the year in which the employees render the associated services.

1.7 Stock options

Stock options are granted to the Board of Directors, the Executive Management Board and directors. A compensation charge, being the difference between the market price of the Serono S.A. bearer shares and the exercise price of the stock options, is calculated at the date the options are granted. This charge is recognized over the stock option's vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

1.8 Taxation

Taxes reported in the income statement include current and deferred income taxes, as well as other taxes, principally those to be paid on capital and property. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, provision for inventory, elimination of unrealized intercompany profits, tax losses carried forward and research and development tax credits carried forward. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Irrecoverable withholding taxes paid on dividends received are included in the income tax charge of the year.

1.9 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand and deposits with banks that have maturity of three months or less from the date of acquisition. Cash and cash equivalents are carried in the consolidated balance sheet at cost. Bank overdrafts are included in bank advances within short-term financial debts. Bank deposits that have maturities greater than three months but less than 12 months from the date of acquisition are included in short-term financial assets.

1.10 Trade accounts receivable

Trade accounts receivable are carried at invoiced amounts less adjustment for doubtful receivables. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off, through selling expense, in the year they are identified. Trade accounts receivable factored out to financial institutions for a single non-returnable fixed sum with no recourse to the group are treated as being fully settled. The corresponding payment from the financial institution is recorded as a cash receipt from customers and no liability is recognized. Fees incurred to effect the factoring are recognized as a financial expense in the period in which the factoring takes place.

1.11 Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods inventories includes materials, direct labor and an appropriate proportion of variable and fixed production overhead expenditure, the latter being allocated on the basis of normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the costs of completion and selling expenses.

1.12 Property, plant and equipment

Property, plant and equipment are carried at cost, including interest and operating expenses directly related to projects that are capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost provided that increased economic benefits will be earned from the asset. Depreciation is recorded as a charge against income computed on a straight-line basis, at rates considered adequate to depreciate the cost of such assets over their useful lives. Land is not depreciated. Estimated useful lives are as follows:

Buildings	20-40 years
Machinery and equipment	3-10 years
Furniture and fixtures	6-10 years
Leasehold improvement	over life of lease

Gains and losses on disposal or retirement of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating income. Repairs and maintenance costs are expensed as incurred.

1.13 Leases

Leases of assets under which the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as property, plant and equipment and depreciated over the shorter of the useful life of the asset and the lease term, according to the rates listed in note 1.12. The corresponding liabilities are included in the current and long-term portion of financial debt. The interest element of the finance cost is charged to the income statement over the lease period. Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments under operating leases are charged to income on a straight-line basis over the period of the lease.

1.14 Intangible assets

Goodwill

Goodwill represents the excess of the acquisition cost over the company's share of the fair value of the net assets acquired, at the date of acquisition. Goodwill on acquisitions occurring on or after January 1, 1995 is capitalized at the date of acquisition and amortized on a straight-line basis over its estimated useful life, which, in the case of a biotechnology business, may exceed five years but which does not exceed 20 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective company at the time of acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired company. Goodwill and fair value adjustments are treated as assets and liabilities of the group. Goodwill on acquisitions that occurred prior to January 1, 1995, was charged in full to retained earnings; such goodwill has not been retroactively capitalized and amortized.

Research and development

Research and development costs are generally expensed as incurred. In the opinion of management, due to the regulatory and other uncertainties inherent in the development of the group's new products, the criteria for development costs to be recognized as an asset, as prescribed by IAS 38, "Intangible Assets", are not met until the product has received regulatory approval and when it is probable that future economic benefits will flow to the group. Capitalized development costs are amortized on a straight-line basis over the period of the expected benefit not exceeding five years. Property, plant and equipment used for research and development purposes are capitalized and depreciated in accordance with the group's depreciation policy (note 1.12).

Computer software

Generally, costs associated with developing comput software are expensed as incurred. However, costs that are clearly associate with an identifiable and unique asset, which will be controlled by the gr and has a probable benefit exceeding the cost beyond one year, are capi ed and amortized on a straight-line basis over their useful lives, not e ding a period of three years. Associated costs include staff costs of th velopment team and an appropriate portion of relevant overheads.

Technology rights and patents

Expenditure on acquired patents, trademarks and lic s and technology rights are recognized when it is probable that future mic benefits will flow to the group and the cost can be measured relia atents and technology rights are amortized by a charge against i e computed on a straight-line basis over their useful lives.

1.15 Impairment of long-lived assets

Property, plant and equipment and other non-curre ts, including goodwill and intangible assets, are reviewed at least a ly for impairment losses, and whenever events or changes i umstances indicate that the carrying amount may not be recove An impairment loss is recognized for the amount by which the carr nount of the asset exceeds its recoverable amount, which is the higher sset's net selling price and value in use. For the purposes of assessing irment, assets are grouped at the lowest levels for which there are tely identifiable cash flows.

1.16 Financial assets

Investments in debt and equity securities are classified into held-to-maturity and available-for-sale categories, as they are not acquired to generate profit from short-term fluctuations in price. Investments with fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in long-term financial assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time are classified as available-for-sale and are also included within long-term financial assets.

Purchases and sales of investments are recognized on the trade date, which is the date that the group commits to purchase or sell an asset. Cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortized cost. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized directly in equity until the financial asset is sold, collected or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net income for the period. Available-for-sale securities comprising marketable equity securities that are traded in active markets are carried at their fair value as of each balance sheet date. For these investments, fair value is determined by reference to stock exchange quoted bid prices.

1.17 Financial instruments

Financial instruments include cash and cash equivalents, long-term and short-term investments, trade accounts receivable, corporate debt securities, bank advances, trade accounts payable and long-term debt. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Derivative financial instruments, including foreign exchange forward contracts, options and interest rate swaps, are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value.

The group uses foreign exchange forward contracts and currency options to hedge the risk of movements in foreign currency exchange rates which are not naturally hedged from our operations. Gains and losses on forward exchange contracts and currency options taken out to cover short-term receivable and payable exposures are offset against the corresponding gains and losses recognized in the balance sheet and income statement. Certain derivatives transactions, while providing effective economic hedges under the group's risk management policy, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement as part of the financial result.

The group designated certain interest rate swaps as a hedge of the fair value of recognized assets or liabilities (fair value hedge) or as a hedge of a forecasted transaction or a firm commitment (cash flow hedges). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement. The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

1.18 Provisions
Provisions are recognized by the group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Restructuring provisions are recorded in the period in which management has committed to a plan and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

1.19 Financial debts
Financial debts are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, financial debts are stated at amortized cost using the effective yield method; any difference between the proceeds and the redemption value is recognized in the income statement in the period of the borrowings. When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a non-current liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

1.20 Share capital
The authorized and the conditional share capital have been translated into US dollars, for information purposes only, at the appropriate year-end exchange rates. Issued and fully paid share capital has been translated at the prevailing exchange rate on the date of issuance. Treasury shares are presented as a deduction from equity at cost and are presented as separate items within shareholders' equity. Differences between this amount and the eventual amount received upon reissue are recorded in share premium. Dividends are recorded in the group's financial statements in the period in which they are approved by the group's shareholders.

1.21 Segment reporting
Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

1.22 Comparatives
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. Acquisitions and disposals

Acquisitions and disposals 2003

During 2003 the group acquired additional shares in Genset S.A. and, following the purchase of all remaining minority interests, increased its ownership of the share capital and voting rights in Genset S.A. from 92.47% to 100%. The acquisition was accounted for under the purchase method for aggregated considerations paid of $9.7 million plus the assumption of $2.3 million in financial debts. Goodwill arising on the acquisition of Genset S.A. was adjusted to $83.2 million. There were no disposals during 2003.

Acquisitions and disposals 2002

On September 12, 2002, the group acquired Genset S.A., a genomics-based biotechnology company, through a cash tender offer. The tender offer expired on October 31, 2002 resulting in an ownership of 91.8%. The group continued to buy shares on the market and, as of December 31, 2002, the group held 92.47% of the share capital and voting rights of Genset S.A. The acquisition was accounted for under the purchase method. Genset S.A. was acquired for $140.1 million in cash and the assumption of $4.1 million in financial debts. The related goodwill of $111.5 million was capitalized as an intangible asset and amortized on a straight-line basis over 20 years.

On December 30, 2002, the group sold its generics business in Latin America through a disposal of its investments in Filaxis International S.A. and Laboratorios Filaxis S.A. for a total of $7.3 million in cash. The disposal resulted in a recognized loss of $2.4 million and was reported as restructuring expense.

3. Segment information

Primary reporting format – geographic segment

		Year ended December 31, 2003				
	Notes	Europe US$000	North America US$000	Latin America US$000	Other US$000	Total US$000
Product sales		813,826	694,257	98,841	251,085	**1,858,009**
Royalty and license income		86,906	1,283	–	72,419	**160,608**
Total revenues		**900,732**	**695,540**	**98,841**	**323,504**	2,018,617
Allocable operating income		456,647	361,194	45,055	77,962	**940,858**
Corporate research and development expenses						(376,798)
Unallocated expenses						(129,140)
Operating income						**434,920**
Segment assets		1,691,985	153,287	51,988	274,958	**2,172,218**
Unallocated assets						**2,399,385**
Total assets						**4,571,603**
Segment liabilities		785,112	102,206	12,366	203,091	**1,102,775**
Unallocated liabilities						**587,024**
Total liabilities						**1,689,799**
Other segment items						
Additions to property, plant and equipment	15	170,610	7,957	317	6,161	**185,045**
Additions to intangible assets	17	(716)	–	–	55,698	**54,982**
Depreciation	15	82,363	6,617	924	13,525	**103,429**
Amortization	5	23,866	794	–	7,518	**32,178**
Interest income	6	2,445	378	73	46,919	**49,815**
Interest expense	6	(7,048)	(154)	(3,303)	(2,458)	**(12,963)**

3. Segment information (continued)

		Year ended December 31, 2002				
	Notes	Europe US$000	North America US$000	Latin America US$000	Other US$000	Total US$000
Product sales		620,366	479,553	109,281	213,930	1,423,130
Royalty and license income		54,093	868	–	59,744	114,705
Total revenues		674,459	480,421	109,281	273,674	1,537,835
Allocable operating income		263,404	345,398	62,769	119,561	791,132
Corporate research and development expenses						(324,874)
Unallocated expenses						(116,635)
Operating income						349,623
Segment assets		1,400,887	171,968	52,152	175,215	1,800,222
Unallocated assets						1,684,056
Total assets						3,484,278
Segment liabilities		657,602	91,705	22,114	129,447	900,868
Unallocated liabilities						121,047
Total liabilities						1,021,915
Other segment items						
Additions to property, plant and equipment	15	102,219	12,011	2,911	8,183	125,324
Additions to intangible assets	17	132,038	5,000	–	1,793	138,831
Depreciation	15	61,212	8,223	1,872	6,454	77,761
Amortization	5	20,526	409	202	1,654	22,791
Restructuring		12,420	–	3,883	–	16,303
Interest income	6	14,208	258	146	50,033	64,645
Interest expense	6	(6,033)	(163)	(3,341)	(1,106)	(10,643)

3. Segment information (continued)

	Notes	Year ended December 31, 2001 Europe US$000	North America US$000	Latin America US$000	Other US$000	Total US$000
Product sales		542,246	390,563	130,889	185,707	1,249,405
Royalty and license income		74,759	–	–	52,306	127,065
Total revenues		617,005	390,563	130,889	238,013	1,376,470
Allocable operating income		338,486	247,265	50,513	96,101	732,365
Corporate research and development expenses						(282,914)
Unallocated expenses						(111,799)
Operating income						337,652
Segment assets		958,579	165,401	94,296	120,124	1,338,400
Unallocated assets						1,680,369
Total assets						3,018,769
Segment liabilities		482,396	57,793	53,729	103,247	697,165
Unallocated liabilities						102,103
Total liabilities						799,268
Other segment items						
Additions to property, plant and equipment		62,916	24,819	1,590	7,806	97,131
Additions to intangible assets		1,784	–	–	1,291	3,075
Depreciation		52,433	3,439	5,656	5,781	67,309
Amortization		26,504	79	202	4,812	31,597
Interest income	6	12,597	981	163	62,117	75,858
Interest expense	6	(8,381)	(1,803)	(2,967)	(1,558)	(14,709)

Product sales are based on the country in which the customer is located, while royalty and license income is based on the country that receives the royalty. Segment assets and additions to property, plant and equipment and intangible assets are shown by the geographical area in which the assets are located. Segment assets consist primarily of current and long-term assets excluding short-term and long-term financial assets and short-term bank deposits. Segment liabilities comprise current and long-term liabilities and exclude items such as taxation and the convertible bond. Unallocated expenses represent corporate expenses.

The following countries contributed to more than 5% of total revenues, capital expenditures (additions to property, plant and equipment and intangible assets) or segment assets:

	Total revenues Year ended December 31			Capital expenditures Year ended December 31			Segment assets As of December 31	
	2003 US$000	2002 US$000	2001 US$000	**2003 US$000**	2002 US$000	2001 US$000	**2003 US$000**	2002 US$000
Switzerland	**115,269**	87,039	93,573	**155,757**	96,352	46,256	**947,153**	748,551
United States	**630,477**	426,188	343,032	**7,921**	16,715	24,177	**153,200**	163,973
Germany	**228,579**	161,095	129,878	**1,213**	1,403	673	**49,329**	34,180
Italy	**160,526**	117,999	101,895	**32,066**	10,420	12,087	**237,602**	209,878
France	**118,228**	97,951	80,697	**6,941**	122,915	564	**90,898**	178,217
Other	**765,538**	647,563	627,395	**36,129**	16,350	16,449	**694,036**	465,423
Total	**2,018,617**	1,537,835	1,376,470	**240,027**	264,155	100,206	**2,172,218**	1,800,222

No other individual country contributed more than 5% of total revenues, capital expenditures or segment assets. No single customer accounts for 10% or more of total revenues.

3. Segment information (continued)

Secondary reporting format – business segment

The group operates in one business segment, namely human therapeutics. The human therapeutics business comprises over 95% of the revenues and the shareholders' equity of the group. Therefore, results of operations, segment assets and liabilities, capital expenditures, depreciation and amortization are reported on a consolidated basis for purposes of segment reporting.

Revenues including product sales by therapeutic areas consist of the following:

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Rebif®	819,376	548,806	379,628
Novantrone®	30,867	258	–
Total neurology	850,243	549,064	379,628
Gonal-f®	526,099	450,440	410,462
Cetrotide®	24,840	18,362	10,607
Crinone®	20,790	10,932	2,446
Ovidrel®	12,330	5,676	2,670
Luvertis®	9,614	6,570	938
Core infertility portfolio	593,673	491,980	427,123
Pergonal®	45,804	46,001	38,106
Metrodin HP®	24,760	50,146	67,120
Profasi®	15,376	19,803	23,839
Other products	13,294	13,942	18,138
Total reproductive health	692,907	621,872	574,326
Saizen®	151,459	124,048	107,262
Serostim®	88,759	95,067	125,301
Total growth and metabolism	240,218	219,115	232,563
Other product sales	74,641	33,079	62,888
Total product sales	1,858,009	1,423,130	1,249,405
Royalty and license income	160,608	114,705	127,065
Total revenues	2,018,617	1,537,835	1,376,470

4. Research and development, net

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Research and development expense, gross	467,875	358,267	308,720
Less government grants	(96)	(168)	(159)
Total research and development, net	467,779	358,099	308,561

5. Other operating expense, net

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Royalty and license expense	120,112	34,750	22,868
Amortization of intangible and other long-term assets	30,425	22,791	31,597
Litigation and legal costs	25,690	13,314	7,595
Other	23,249	14,956	8,092
Total other operating expense, net	199,476	85,811	70,152

Amortization of intangible assets not included in other operating expense amounted to $1.7 million in 2003 (2002: nil) and was mainly reported as selling, general and administrative expense.

6. Financial income, net

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Interest income	49,815	64,645	75,858
Interest expense	(12,963)	(10,643)	(14,709)
Foreign currency gains/(losses)	7,166	(17,526)	(9,768)
Total financial income, net	44,018	36,476	51,381

7. Other expense, net

Other expense includes transactions that are outside the core group business such as non-operating unrealized losses and losses on disposal of available-for-sale equity investments, donations to charitable and other foundations, rental income and expense earned and paid on certain leases. During 2003, a $16.1 million unrealized loss on an available-for-sale equity investment was considered to be other than temporary. The unrealized loss was calculated based on the quoted market price as of December 31, 2003. In addition, an available-for-sale equity security with an original cost of $12.1 million was sold in 2003 for proceeds of $8.1 million, resulting in a realized loss on disposal of $4.0 million.

8. Personnel costs

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Salaries and wages	340,807	297,745	244,256
Social benefits and other	163,911	133,082	112,944
Total personnel costs	504,718	430,827	357,200

As of December 31, 2003, there were 4,577 employees (2002: 4,616 employees and 2001: 4,501) within the group.

9. Taxes

Income before taxes and minority interests, reduced by capital and other taxes, consists of the following:

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Switzerland	**326,405**	204,377	201,122
Foreign	**116,959**	170,543	178,610
Total income before taxes and minority interests, reduced by capital and other taxes	**443,364**	374,920	379,732

Total tax expense consists of the following:

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Switzerland	**40,050**	19,001	33,772
Foreign	**10,513**	56,554	43,858
Total current income taxes	**50,563**	75,555	77,630
Switzerland	**7,403**	(4,337)	2,851
Foreign	**(4,892)**	(17,613)	(17,418)
Total deferred income taxes	**2,511**	(21,950)	(14,567)
Total income taxes	**53,074**	53,605	63,063
Capital and other taxes	**15,831**	9,522	6,753
Total tax expense	**68,905**	63,127	69,816

The change in the proportion of tax expense between Switzerland and foreign countries was mainly due to the favorable close of outstanding fiscal years in foreign countries. The group has operations in various countries that have differing tax laws and rates. Consequently, the effective tax rate on consolidated income may vary from year to year, according to the source of earnings. The effective income tax rate is calculated by dividing the income tax expense by the income before taxes and minority interests reduced by capital and other taxes. Reconciliation between the reported income tax expense and the amount computed using a basic Swiss statutory corporate tax rate of 30% is as follows:

	Year ended December 31		
	2003 %	2002 %	2001 %
Corporate tax rate	**30.0**	30.0	30.0
Effect of tax rates different from 30%	**(15.9)**	(13.3)	(12.9)
Effect of utilizing prior periods' tax losses not previously recognized	**–**	(0.1)	(1.0)
Effect of current year's losses not yet recognized	**1.4**	0.4	1.7
Effect of adjustments recognized in the period for current tax of prior periods	**(6.2)**	(3.6)	(1.7)
Other, net	**2.7**	0.9	0.5
Effective tax rate	**12.0**	14.3	16.6

The decrease in the effective tax rate in 2003 is mainly due to the favorable close of prior fiscal years in various countries, which permitted a non-recurring reduction in certain tax provisions during 2003.

The tax loss carried forward for income tax purposes by expiring date is as follows:

	US$000
2004	**4,281**
2005	**5,894**
2006	**11,549**
2007	**10,435**
2008	**28,318**
Thereafter	**106,519**
Total	**166,996**

As of December 31, 2003, tax losses available for carry-forward which have not been recognized due to uncertainty of their recoverability amount to $61.6 million (2002: $248.6 million).

10. Earnings per share

Basic earnings per share is calculated in accordance with IAS 33, "Earnings Per Share", by dividing the net income of the group by the weighted average number of shares in issue during the year.

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Net income attributable to bearer shareholders	281,459	232,381	229,863
Net income attributable to registered shareholders	108,504	88,397	86,858
Total net income	389,963	320,778	316,721
Weighted average number of bearer shares in issue	11,427,194	11,580,611	11,658,108
Weighted average number of registered shares in issue	11,013,040	11,013,040	11,013,040

	Year ended December 31		
	2003 US$	2002 US$	2001 US$
Basic earnings per share			
Bearer shares	24.63	20.07	19.72
Registered shares	9.85	8.03	7.89
American depositary shares	0.62	0.50	0.49

For diluted earnings per share, the weighted average number of bearer shares is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond.
For stock options a calculation is done to determine the number of shares that could have been acquired at fair value with proceeds from the exercise of stock options and compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as an issue of shares for no consideration.
No adjustment is made to the numerator. In 2003, share equivalents of 25,696 bearer shares arising from stock options granted to employees and directors were included in calculating diluted earnings per share (2002: 17,544 and 2001: 29,501). For the convertible bond, a calculation is done to assume conversion into bearer shares and the net income is adjusted to eliminate the interest expense less the tax effect. In 2003, the effect of the convertible bond was excluded from the calculation of diluted earnings per share, as it was anti-dilutive. Diluted earnings per share for bearer, registered and American depositary shares were:

	Year ended December 31		
	2003 US$	2002 US$	2001 US$
Diluted earnings per share			
Bearer shares	24.59	20.04	19.68
Registered shares	9.84	8.02	7.87
American depositary shares	0.61	0.50	0.49

11. Cash and cash equivalents

	As of December 31	
	2003 US$000	2002 US$000
Cash in hand and at bank	143,731	92,043
Short-term bank deposits	860,241	593,990
Total cash and cash equivalents	1,003,972	686,033

Short-term bank deposits are mainly denominated in US dollars with original maturity of three months or less from the date of acquisition. All funds are placed with banks with a high credit rating (minimum rating A). The effective interest rate on short-term bank deposits was 1.05% (2002: 1.47%) and these deposits have an average maturity of 14 days (2002: eight days) as of December 31, 2003.

12. Trade accounts receivable

	As of December 31	
	2003 US$000	2002 US$000
Trade accounts receivable, gross	324,898	268,507
Provision for doubtful accounts	(6,510)	(11,194)
Total trade accounts receivable	318,388	257,313

The group sells its products worldwide through major wholesale distributors and direct to clinics and hospitals. No individual customer accounts for more than 10% of trade accounts receivable at the year-end or of product sales during the year.

13. Inventories

	As of December 31	
	2003 US$000	2002 US$000
Raw materials	56,687	38,259
Work-in-progress	191,461	152,594
Finished goods	71,672	68,624
Total inventories	319,820	259,477

Included in inventories as of December 31, 2003 are $20.8 million in inventory provisions (2002: $14.5 million).

14. Prepaid expenses and other current assets

	As of December 31	
	2003 US$000	2002 US$000
Prepaid expenses	24,757	26,609
VAT receivable	71,598	93,392
Accrued royalty revenue	49,176	27,528
Accrued interest income	41,175	36,292
Other receivables	15,351	30,266
Advances	4,701	8,161
Other	13,576	12,461
Total prepaid expenses and other current assets	220,334	234,709

15. Property, plant and equipment

	Land and buildings US$000	Machinery and equipment US$000	Furniture and fixtures US$000	Leasehold improvements US$000	Construction in progress US$000	**Total 2003 US$000**	Total 2002 US$000
Cost							
As of January 1	372,171	520,717	32,668	73,071	56,592	**1,055,219**	879,492
Additions (note 3)	35,226	39,084	1,961	4,753	104,021	**185,045**	125,324
Disposals	(12,209)	(42,667)	(2,189)	(5,330)	(124)	**(62,519)**	(90,347)
Impairment	–	–	–	–	–	–	(533)
Currency adjustments	52,510	68,075	4,180	8,470	17,007	**150,242**	141,283
As of December 31	447,698	585,209	36,620	80,964	177,496	**1,327,987**	1,055,219
Accumulated depreciation							
As of January 1	115,793	310,226	18,934	55,757	–	**500,710**	418,725
Disposals	(6,574)	(38,735)	(1,951)	(3,580)	–	**(50,840)**	(61,572)
Depreciation (note 3)	19,613	70,171	3,535	10,110	–	**103,429**	77,761
Currency adjustments	16,900	48,561	3,020	4,754	–	**73,235**	65,796
As of December 31	145,732	390,223	23,538	67,041	–	**626,534**	500,710
Net book value as of December 31	301,966	194,986	13,082	13,923	177,496	**701,453**	554,509
Net book value under finance lease contracts						814	1,113

As of December 31, 2003, the group plans to dispose of property, plant and equipment with an original cost of $23.4 million (2002: $20.0 million) and accumulated depreciation of $20.5 million (2002: $11.4 million). Assets with an original cost of $65.1 million as of December 31, 2003 (2002: $67.5 million), have been pledged as security against long-term financial debt and certain unused long-term lines of credit. The group has other capital commitments totaling $21.0 million (2002: $51.8 million). Borrowing costs of $0.5 million, arising on financing specifically entered into for the construction of the new headquarters and research center in Geneva, were capitalized during 2003 and included in additions to construction

16. Investments

	Cost 2003 US$000	Gross unrealized gains 2003 US$000	Gross unrealized losses 2003 US$000	**Carrying and estimated fair values 2003 US$000**	Carrying and estimated fair values 2002 US$000
Held-to-maturity securities	368,488	–	–	**368,488**	403,860
Available-for-sale securities					
Equity securities	58,886	7,347	(13,576)	52,657	40,745
Debt securities	1,112,701	6,878	(1,581)	**1,117,998**	645,461
Net book value as of December 31	1,540,075	14,225	(15,157)	**1,539,143**	1,090,066
Classification in the consolidated balance sheets					
Short-term financial assets				**434,810**	378,865
Long-term financial assets				**1,104,333**	711,201

The group's financial assets primarily include deposits with prime banks, investments in short-term money market funds, and rated Eurobonds denominated in US dollar with maturities up to four years. Financial assets are actively managed by the Serono group treasury in accordance with a written policy approved by the Board of Directors and subject to internal controls. Equity security investments are typically related to collaboration agreements with other biotechnology and research companies. Equity security investments are not purchased as part of the normal day-to-day management of financial assets, with the exception of treasury shares that are acquired under the approved Share Buy Back Plan.

Held-to-maturity securities include corporate debt securities with fixed interest rates ranging from 3.40% to 4.81% (2002: 3.14% to 4.72%), which mature between one month and two years (2002: four months and three years). Included in available-for-sale securities are securities transferred to banks in connection with security lending transactions for a total amount $34.1 million in 2003 and $50.8 million in 2002, respectively.

The fair value and other reserves as of December 31, 2003 of $22.7 million include fair value adjustments of $0.5 million related to cash flow hedges (none in 2002).

17. Intangible assets

	Technology rights and patents US$000	Goodwill US$000	Software development US$000	Other intangible US$000	**Total 2003 US$000**	Total 2002 US$000
Cost						
As of January 1	219,082	132,793	26,489	3,855	**382,219**	238,500
Transfers	(1,377)	–	–	3,834	**2,457**	–
Additions	63,252	(28,292)	19,726	296	**54,982**	138,831
Disposals	–	–	(137)	–	**(137)**	(4,046)
Currency adjustments	6,438	–	5,059	955	**12,452**	8,934
As of December 31	287,395	104,501	51,137	8,940	**451,973**	382,219
Accumulated amortization						
As of January 1	126,729	8,775	12,743	3,855	**152,102**	124,653
Transfers	(620)	–	–	3,077	**2,457**	–
Amortization	21,487	6,358	2,981	636	**31,462**	22,757
Disposals	–	–	(137)	–	**(137)**	(1,814)
Currency adjustments	3,595	151	1,816	901	**6,463**	6,506
As of December 31	151,191	15,284	17,403	8,469	**192,347**	152,102
Net book value as of December 31	136,204	89,217	33,734	471	**259,626**	230,117

17. Intangible assets (continued)

The 2003 movement in goodwill was the result of the acquisition of the remaining 7.53% interest in Genset S.A. that was completed in June 2003. Goodwill initially increased by $12.0 million and was equal to the additional purchase consideration paid by the group for the remaining shares of Genset S.A. of $9.7 million plus the assumption of $2.3 million in financial debts. However, goodwill subsequently decreased by $40.3 million upon the recognition of a deferred tax asset that was related to the utilization of Genset's non-operating loss carry forwards that was possible upon the 100% acquisition of Genset S.A.

18. Deferred taxes

	Deferred tax assets 2003 US$000	Deferred tax liabilities 2003 US$000	Deferred tax assets 2002 US$000	Deferred tax liabilities 2002 US$000
Tax losses carried forward	29,626	–	3,526	–
Various research and development tax credits carried forward	19,827	–	20,361	–
Depreciation and amortization	29,384	8,232	15,036	3,841
Inventories	61,186	13,915	53,984	12,643
Other	29,670	(6,228)	33,384	(4,404)
Total deferred taxes	169,693	15,919	126,291	12,080

Other deferred tax assets and liabilities are stated net of any deferred tax assets and liabilities that have been offset against each other and the amount may therefore become negative. The potential for offsetting deferred tax assets and liabilities is limited to those arising within the same tax jurisdiction.

Deferred tax assets relating to unused tax losses and deductible temporary differences have been recognized to the extent that it is probable that future taxable profits will be available to utilize such losses and temporary differences. Deferred tax liabilities have not been recognized for undistributed earnings as such undistributed earnings are deemed to be permanently reinvested. As of December 31, 2003, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $2.9 million (2002: $0.1 million) have not been provided, were approximately $7.7 million (2002: $0.4 million). No deferred taxes have been charged or credited to shareholders' equity in 2003 or 2002.

19. Trade and other payables

	As of December 31	
	2003 US$000	2002 US$000
Trade accounts payable	72,207	60,591
Payroll related	103,439	85,196
Accrued expenses	163,216	122,302
Total trade and other payables	338,862	268,089

Accrued expenses mainly include accrued rebates and promotions expenses of $59.0 million (2002: $49.1 million), accrued research and development expenses of $16.6 million (2002: $21.2 million) and accrued construction expenses of $33.2 million (2002: $12.9 million).

20. Financial debts

	As of December 31			
	2003 US$000	2002 US$000	Weighted average interest rate 2003 in %	Weighted average interest rate 2002 in %
Mortgage notes	**22,446**	30,997	**3.84**	3.72
Unsecured bank loans	**66,407**	17,361	**0.86**	1.64
Convertible bond	**454,764**	–	**3.03**	–
Capital lease obligation	**620**	1,004	–	–
Total debts, long-term and current portion	544,237	49,362		
Less current portion of long-term debts	(12,215)	(23,505)		
Total long-term financial debts	532,022	25,857		
Bank advances	**39,009**	70,093	**3.03**	5.52
Current portion of long-term debts	12,215	23,505		
Total short-term financial debts	51,224	93,598		

A CHF300.0 million medium-term bank facility has been made available to the group for the development of the new headquarters and research center in Geneva. This unsecured bank loan that is guaranteed by Serono S.A. has a maturity date of December 31, 2006, and can be converted into a term loan at the discretion of the group. As of December 31, 2003, the amount drawn under the facility as unsecured bank loan was CHF72.6 million or $58.9 million. In November 2003, the group issued 120,000 0.50% senior unsubordinated convertible bonds at a nominal value of CHF600.0 million. Each bond has a nominal value of CHF5,000 and is convertible into Serono S.A. bearer shares at the rate of 3.533 bearer shares per bond or at an initial conversion price of CHF1,415 per share and will mature in 2008. The bond has a conversion price of CHF1,497 based on its redemption value of CHF634.8 million. The source of the shares is a combination of treasury shares and conditional share capital. The bond is callable after November 30, 2006 subject to a 115% provisional call hurdle of the accreted principal amounts. If not converted prior to the date of maturity, the bonds will be redeemed at 105.8% of their face amount. The convertible bond is recognized in the consolidated balance sheet as of December 31, 2003 as follows:

	2003 US$000
Face value of convertible bond issued	**465,261**
Transactions costs	(6,611)
Equity conversion component	(24,605)
Liability component on initial recognition	434,045
Interest expense	1,094
Cumulative translation adjustment	19,625
Liability component as of December 31	454,764

Transaction fees of $6.6 million have been deducted from the carrying value of the liability and equity components upon initial recognition. The transaction fees that were allocated against the liability component will be amortized over the life of the convertible bond with the amortization charge recognized as interest expense. Interest expense on the bond is calculated on the effective yield basis using an effective interest rate of 3.03%. The fair value of the convertible bond as of December 31, 2003 based on quoted market prices was $486.2 million and approximated the carrying amount of the liability and equity component plus the transaction fees.

The maturities of financial debts are as follows:

	US$000
2004	12,215
2005	2,763
2006	61,605
2007	1,832
2008	456,599
Thereafter	9,223

20. Financial debts (continued)

Long-term financial debts include secured liabilities totaling $5.7 million (2002: $20.8 million) for certain land and buildings of the group (note 15). Unused lines of credit for short-term financing are $366.9 million (2002: $112.7 million). As part of the short-term financing, the group has $225.0 million (2002: $219.5 million) available under revolving multicurrency operating facilities not including the financing for our new headquarters and research facility in Geneva, of which $188.3 million (2002: $157.8 million) was unused as of December 31, 2003. During 2003, the group commitment fees for bank advances were in the range of 0.06% to 0.13% (2002: 0.06% to 0.13%) on the total credit facilities available. Financial debts include only general default covenants. The group is in compliance with these covenants.

Fair values of the financial debts, excluding the convertible bond, as of December 31, 2003 and 2002, respectively are as follows:

	As of December 31, 2003	
	Carrying values US$000	Fair values US$000
Long-term financial debts	77,258	76,784
Short-term financial debts	51,224	51,224
Total	**128,482**	**128,008**

	As of December 31, 2002	
	Carrying values US$000	Fair values US$000
Long-term financial debts	25,857	26,347
Short-term financial debts	93,598	93,598
Total	119,455	119,945

Future minimum lease payments under capital leases are as follows:

	US$000
2004	502
2005	124
2006	25
2007	13
2008	7
Thereafter	–
Total minimum lease payments	**671**
Less amount representing interest	(51)
Present value of net minimum lease payments	**620**

21. Other current liabilities

	As of December 31	
	2003 US$000	2002 US$000
Royalty payables	42,332	19,374
Marketing rights	32,902	8,661
Short-term provisions	31,691	40,927
Employee Share Purchase Plan	19,115	14,650
Taxes other than income	16,301	16,202
Other	27,678	23,171
Total other current liabilities	170,019	122,985

Balances as of December 31, 2003 and 2002 and movements in 2003 of the short-term provisions were as follows:

Short-term legal provisions
Short-term legal provisions decreased from $20.1 million as of December 31, 2002 to $19.2 million as of December 31, 2003 due to cash payments of $0.9 million. There were no short-term legal provisions released to income or added in 2003.

Restructuring provisions
Restructuring provisions of $6.2 million as of December 31, 2002 were made for charges of $16.3 million related to the withdrawal from the urinary sector of the reproductive health business in Italy and the sale of two companies in Latin America. The charge comprised employee related costs of $6.1 million, asset related costs of $8.9 million and other costs of $1.3 million. The restructuring impacted 56 employees; all left the group during 2003. All significant actions associated with the restructuring plan were completed during 2003. The restructuring provision as of December 31, 2002 has been fully utilized for payments in 2003.

Other short-term provisions
Other short-term provisions, mainly for severance and non-income taxes, were $14.6 million as of December 31, 2002 and $12.5 million as of December 31, 2003. The group increased the other short-term provisions by $22.8 million in 2003 and made cash payments of $26.8 million. The currency impact on other short-term provisions was $1.9 million.

22. Provisions and other long-term liabilities

	As of December 31	
	2003 US$000	2002 US$000
Long-term legal provisions	63,022	37,238
Pension liabilities	55,263	50,047
Marketing rights	72,447	23,378
Staff leaving indemnities	15,249	13,436
Other	7,575	6,823
Total provisions and other long-term liabilities	213,556	130,922

The liability for staff leaving indemnities represents amounts payable to employees upon their termination of employment under provisions of the Italian and Israeli civil codes and collective labor contracts.

A number of group companies are the subject of litigation arising from the normal conduct of their operations, as a result of which legal proceedings, including breach of contract and patent infringement cases claims, could be made against them. In the opinion of management, however, the outcome of the actions, if any, would not be material to the group's financial condition but could be material to the group's result of operations in a given period. Additional legal provisions of $5.7 million (2002: $14.2 million) were recorded during 2003 for legal claims. There were no legal provisions released to income during 2003 and 2002.

Interpharm Laboratories and other group affiliates are defendants in a lawsuit, filed by the Israel Bio-Engineering Project Limited Partnership, or IBEP, in 1993 in the District Court of Tel Aviv-Jaffa, Israel, concerning certain proprietary rights and royalty rights and other claims of IBEP arising out of funding provided for the development of recombinant human interferon beta as well as certain other products in the early to mid-1980s. The trial of the ownership and contractual preliminary issues has started in 2002 and is expected to continue through 2004. In 2003 IBEP had sued Amgen Inc., Immunex Corporation, and Wyeth in United States District Court in Los Angeles, California, alleging that the product Enbrel® infringes IBEP's asserted rights under a patent known as the "701 patent" issued to Yeda Research and Development Co. Ltd., or Yeda, and exclusively licensed to the group. Yeda joined as a defendant and on February 18, 2004, the District Court of California granted Yeda's motion for summary judgment declaring that YEDA was the rightful owner of the 701 patent.

In 1996, one of Serono's Italian subsidiaries entered into an agreement with an Italian company, Italfarmaco, for the co-marketing of recombinant interferon beta-1a in Italy. Italfarmaco terminated the contract at the end of 1999, alleging breach by Serono's subsidiary of its obligations, and initiated proceedings in the International Chamber of Commerce International Court of Arbitration in Milan, Italy, asking for the payment of damages, including loss of profit and business opportunities. Serono filed a counterclaim alleging Italfarmaco's default in the execution of the agreement and claiming monetary damages. Serono expects the proceedings to last at least through 2004.

22. Provisions and other long-term liabilities (continued)

In 1999, Institut Biochimique S.A., or IBSA, initiated proceedings before the Tribunale Civile in Rome, Italy, the Tribunal de Grande Instance in Paris, France, and the Cour de Justice of the Canton of Geneva, Switzerland asserting that either Serono's patents relating to highly purified (urinary) FSH are invalid or that the processes used by IBSA do not infringe them. The proceedings filed in Switzerland and France have been stayed, pending the outcome of the proceedings in Italy. The Italian court decided in October 2003 that the patent is valid in its entirety and that the fact that an FSH product is made by a third party using a process different from the one described in the patent is not sufficient to rule out infringement of the product claims. The decision is open to appeal by IBSA.

Serono's principal US subsidiary, Serono, Inc., received a subpoena in 2001 from the US Attorney's office in Boston, Massachusetts requesting that it produce documents for the period from 1992 to the present relating to Serostim®. During 2002, Serono, Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the US Attorney's subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into the setting of average wholesale prices and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono's subsidiary is providing documents in response to the subpoena and is cooperating with the investigation.

23. Retirement pension plans

Substantially all employees of the group are covered by defined benefit, insured or state pension plans. Pension costs in 2003 amounted to $19.1 million (2002: $17.3 million and 2001: $12.8 million). Included in pension cost is the amount of $6.3 million (2002: $2.9 million and 2001: $2.3 million) which represents contributions to defined contribution plans. The group funds these plans in amounts consistent with the local funding requirements, laws and regulations. The costs of the defined benefit retirement plans are based upon actuarial valuations of the plans made during 2003. The unrecognized actuarial gain recorded in 2003 reflects a change in the assumptions used by the independent actuary.

The amounts recognized in the consolidated balance sheets and consolidated income statements are as follows:

	As of December 31	
	2003 US$000	2002 US$000
Present value of funded obligations	168,544	185,519
Fair value of plan assets	145,687	108,288
Funded status	22,857	77,231
Unrecognized actuarial gain/(loss)	32,406	(27,184)
Total pension liabilities	55,263	50,047

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Current service cost	14,960	13,995	10,902
Interest cost	6,014	6,206	4,810
Expected return on plan assets	(6,762)	(5,960)	(5,226)
Amortization of unrecognized actuarial (gain)/loss	(1,342)	113	–
Total pension costs	12,870	14,354	10,486

The actual return on plan assets was $12.9 million in 2003 (2002: loss of $10.1 million and 2001: loss of $11.6 million).

The movements in the consolidated balance sheets are as follows:

	As of December 31	
	2003 US$000	2002 US$000
As of January 1	50,047	40,951
Exchange differences	5,909	6,306
Pension costs	12,870	14,354
Contributions paid	(13,563)	(11,564)
As of December 31	55,263	50,047

Principal weighted average actuarial assumptions used for accounting purposes are:

	Year ended December 31	
	2003 %	2002 %
Discount rate	4.24	4.23
Expected return on plan assets	5.65	6.11
Future salary increases	2.67	3.12
Future pension increases	–	0.90

24. Share capital

	As of December 31, 2003			
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital				
Registered	**11,013,040**	**CHF10**	**110,130**	**68,785**
Bearer	**11,711,826**	**CHF25**	**292,796**	**185,110**
Total			**402,926**	**253,895**
Authorized share capital – bearer	**1,400,000**	**CHF25**	**35,000**	**28,377**
Conditional share capital – bearer for convertible bonds	**152,000**	**CHF25**	**3,800**	**3,081**
Conditional share capital – bearer for stock options	**352,996**	**CHF25**	**8,825**	**7,155**

	As of December 31, 2002			
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital				
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,685,856	CHF25	292,147	184,631
Total			402,277	253,416
Authorized share capital – bearer	1,400,000	CHF25	35,000	25,232
Conditional share capital – bearer for convertible bonds	152,000	CHF25	3,800	2,740
Conditional share capital – bearer for stock options	378,966	CHF25	9,474	6,830

The authorized share capital may be used by Serono S.A. or its affilia s to finance research and development projects and acquire interests in other companies.

There were 239,412 treasury shares held by a group company as of J ıary 1, 2003. 80,157 additional treasury shares were acquired during 2003 (2002: 227,907 treasury shares) for total consideration of CHF55.0 ion or $42.0 million (2002: CHF174.7 million or $117.4 million). 4,630 treasury shares were issued to employees during 2003 (200 sh in 2002) mostly as part of our Employee Share Purchase Plan whereby shares purchased under the plan that are held for one year after the purcha e entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. 10,000 treasury shares w ued upon the exercise of 10,000 call options that were written during the year. Premiums received on written calls that expire unexercised are ed to retained earnings. The total number of treasury shares held as of December 31, 2003 is 304,939.

Treasury shares were acquired through the Share Buy Back Plan th initiated in July 2002, which authorized the purchase of up to CHF500.0 million in bearer shares. The total amount spent as of ber 31, 2003 is CHF218.7 million and the average price paid for the treasury shares is CHF737 per share.

25. Distribution of earnings

At the Annual General Meeting of shareholders on May 25, 200 the Board of Directors will propose a cash dividend in respect of of CHF3.20 gross (2002: CHF 2.80) per registered share, CHF gross (2002: CHF7.00) per bearer share or CHF0.20 per Americ depositary share, amounting to a total of CHF126.5 million (200 CHF111.0 million). These financial statements do not reflect the dividends payable, which will be accounted for in shareholders' eq as an appropriation of retained earnings in the year ending December 31, 2004. In accordance with Swiss law, $50.8 million (2002: $50.7 million) out of the share premium balance is non-distributable as of December 31, 2003. Distribution of retained earnings on a consolidated basis is subject to local restrictions applicable for all companies within the group.
As of December 31, 2003, non-distributable retained earnings were $539.0 million (2002: $506.6 million).

26. Stock option plan

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share of Serono S.A. stock, depending on which affiliate employs the holder. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is determined based on the fair market value on the date of grant. Movements in the number of stock options outstanding are as follows:

	2003			2002		
	Available for grant	Options outstanding	Weighted average exercise price CHF	Available for grant	Options outstanding	Weighted average exercise price CHF
As of January 1	261,010	209,455	1,272	339,583	135,041	1,204
Cancelled	22,062	(22,062)	1,301	11,967	(11,967)	1,355
Granted	(93,130)	93,130	655	(90,540)	90,540	1,350
Exercised	–	(2,741)	546	–	(4,159)	546
As of December 31	189,942	277,782	1,070	261,010	209,455	1,272
Exercisable as of December 31		92,095	1,182		50,001	1,065
Weighted average fair value of options granted during the year (CHF)			192			534

During 2003, 93,130 options (2002: 90,540 options) were granted to a total of 567 employees (2002: 537 employees), at a predetermined weighted average exercise price of CHF655 (2002: CHF1,350). There were 2,741 options (2002: 4,159 options) exercised during the year yielding proceeds of CHF1.5 million or $1.2 million (2002: CHF2.3 million or $1.5 million). Stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group.

A compensation charge of $1.4 million (2002: $1.0 million and 2001: $0.5 million) has been recognized for stock options granted in the plan years 2002, 2001 and 2000. The compensation charge related to the stock options granted is being expensed over the four-year vesting period. In February 2004, the IASB published IFRS 2, "Share Based Payment", which requires fair-value recognition of equity-based compensation in the group's consolidated financial statements (see note 35). Management estimates that the adoption of this statement will result in additional compensation expense that is similar to the amount of compensation expense disclosed under the current US GAAP treatment in note 34.

The table below summarizes options outstanding and exercisable as of December 31, 2003:

Weighted average exercise price	Options outstanding	Remaining contractual life (years)	Options exercisable
CHF 546	8,615	4.25	8,615
CHF 546	13,678	5.25	13,678
CHF 1,521	21,965	6.25	16,665
CHF 1,346	62,094	7.25	31,920
CHF 1,350	81,360	8.09	20,857
CHF 655	90,070	9.26	360
Total	227,782		92,095

27. Share purchase plans

Employee Share Purchase Plan

The group has an Employee Share Purchase Plan (the "ESPP") covering substantially all of its employees. The ESPP is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at the date of the beginning of the plan period and purchase date. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee's annual salary. In 2003, 20,301 bearer shares (2002: 23,229 bearer shares) were granted to employees at a price of CHF654 per share (2002: CHF654 per share). As of December 31, 2003, a total of $10.5 million (2002: $10.9 million) in contributions were held by the group to be used to issue bearer and American depositary shares on behalf of employees in January 2004. The accrued compensation cost from the discount to be offered to employees based on the contributions held as of December 31, 2003 was $4.0 million (2002: $1.6 million and 2001: $1.6 million).

Shares purchased under the ESPP that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. In January 2003, for the first time, 4,208 bearer shares were given to employees. The accrued compensation cost related to the matching shares that will be given in January 2004, based on shares purchased by employees from the 2002 ESPP, is $4.8 million (2002: $2.2 million) and is calculated based on the number of matching shares multiplied by the year-end share price.

Director Share Purchase Plan

During 2003, the group initiated a Share Purchase Plan reserved for its Board of Directors (the "DSPP"). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the company's Annual General Meeting (the "AGM") and concludes on the day of the next AGM. The purchase price per share is eighty-five percent of the fair market value of the share on the fifth business day following the AGM. The accrued compensation cost from the discount to be offered to members of the board recognized in 2003 was $0.1 million.

28. Commitments and contingencies

Operating leasing commitments

Payments made during 2003 on operating leases amounted to $23.6 million (2002: $24.5 million). Future minimum payments under non-cancelable operating leases, which totaled $130.8 million (2002: $130.3 million), are as follows:

	US$000
2004	24,736
2005	22,717
2006	18,842
2007	8,864
2008	7,369
Thereafter	48,236
Total	130,764

Collaborative agreement commitments

The group entered into a number of commitments under collaborative agreements as described in note 31 to the consolidated financial statements. As part of these agreements the group has made commitments to make research and development and in-licensing payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. In the unlikely event that all the collaborators were to achieve all the contractual milestones, the group would be required to pay approximately $438.3 million. The estimated timing of the eventual payments is presented as follows:

	US$000
2004	144,996
2005	95,210
2006	41,236
2007	8,750
2008	50,290
Thereafter	97,859
Total	438,341

The group does not consider any single collaborative agreement to be sufficiently large a commitment that it could impair significantly its financial condition.

Contingencies

As part of the normal activities of the business, the group is subject to certain litigation in various countries around the world. In the opinion of management and general counsel of the group, none of the outstanding litigation will have a significant adverse effect on the group's financial position.

29. Derivative financial instruments

Market risk

The group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed by the Serono group treasury in accordance with a written policy approved by the Board of Directors and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the group uses derivative financial instruments. The group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

Foreign currency exchange rates

The group uses the US dollar as functional currency. As a consequence of the global nature of Serono's business, the group is exposed to foreign currency exchange rate movements, primarily in European, Asian and Latin American countries. The group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the US dollar to achieve relatively stable and predictable cash flows. Net investments in Serono affiliates with a functional currency other than the US dollar are of long-term nature and the group does not hedge such foreign currency translation exposures.

Interest rates

The group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the group's net financial assets is generally affected by changes in the level of interest rates, principally the US dollar interest rate. The group's exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity and to a lesser extent through the use of interest rate swaps that are sensitive to interest movements.

Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities, which are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

Equity prices

The group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to collaborative agreements with other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets authorized by the Board of Directors and managed by the group treasury department, with the exception of treasury shares that are acquired under the approved Share Buy Back Plan.

Commodities

The group has very limited exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group's earnings.

Derivative financial instruments

The nominal values and fair values of derivative financial instruments, if all the instruments were closed out at the year-end, are as follows as of December 31, 2003 and 2002:

	As of December 31, 2003			
	Nominal values US$000	Positive fair values US$000	Negative fair values US$000	Net fair values US$000
Foreign currency derivatives				
Currency options	1,127,906	7,854	(1,869)	**5,985**
Forward foreign exchange contracts	511,300	2,267	(6,181)	**(3,914)**
Interest rate derivatives				
Interest rate swaps	22,041	–	(321)	**(321)**
Interest rate swaps – fair value hedges	51,000	–	(2,346)	**(2,346)**
[illegible] flow hedges	65,000	84	(551)	**(467)**

29. Derivative financial instruments (continued)

	As of December 31, 2002			
	Nominal values US$000	Positive fair values US$000	Negative fair values US$000	Net fair values US$000
Foreign currency derivatives				
Currency options	564,375	5,235	(1,316)	3,919
Forward foreign exchange contracts	623,656	3,353	(9,095)	(5,742)
Interest rate derivatives				
Interest rate swaps	29,704	–	(885)	(885)
Interest rate swaps – fair value hedges	51,000	–	(525)	(525)
Other derivatives				
Options	1,298	–	(4)	(4)
Total		8,588	(11,825)	(3,237)

The nominal values represent the total gross amounts outstanding. The fair values represent the market values if the instruments were closed out at the year-end, based on available market prices, and are the same as the carrying values in the group's consolidated balance sheets (included in other other current assets and liabilities). Foreign currency derivatives and interest rate swaps mature in 2004, interest rate swaps that qualify as fair value hedges mature in 2005 and interest rate swaps that qualify as cash flow hedges mature in 2007. As of December 31, 2003 the fixed interest rates varied from 2.40% to 7.38% (2002: 3.50% to 7.38%) and the average floating rates were 1.48% plus a margin ranking up to 4.82% (2002: average of 1.55% plus a margin ranking from 1.70% to 4.82%).

The nominal values of derivative instruments as of December 31, 2003 and 2002 by currency are as follows:

	Nominal values as of December 31			
	Denominated in CHF US$000	**Denominated in US$ US$000**	**Total 2003 US$000**	Total 2002 US$000
Foreign currency derivatives				
Currency options	**995,106**	**132,800**	**1,127,906**	564,375
Forward foreign exchange contracts	**45,069**	**466,231**	**511,300**	623,656
Interest rate derivatives				
Interest rate swaps	**22,041**	–	**22,041**	29,704
Interest rate swaps – fair value hedges	–	**51,000**	**51,000**	51,000
Interest rate swaps – cash flow hedges	–	**65,000**	**65,000**	–
Other derivatives – options	–	–	–	1,298

30. Principal shareholders

As of December 31, 2003, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 52.51% of the capital and 61.62% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.15% of the capital and 9.92% of the voting rights of Serono S.A.

31. Collaborative agreements

Financial terms for certain collaborative agreements described below have not been disclosed, in accordance with confidentiality requirements within the agreements.

Upfront fees related to collaborative agreements totaled $4.0 million in 2003, $24.8 million in 2002 and $9.2 million in 2001. Under the same agreements, milestone payments totaled $32.5 million in 2003, $0.3 million in 2002 and $4.4 million in 2001 and research and development payments totaled $17.2 million, $11.9 million and $24.7 million in 2003, 2002 and 2001, respectively. The amortization charges in respect of the amounts capitalized for collaborative agreements totaled $19.2 million, $15.8 million and $8.2 million in 2003, 2002 and 2001, respectively.

Collaborative agreements for 2003

Serono and OSI Pharmaceuticals Inc. entered into an agreement under which OSI Pharmaceuticals will market and promote Novantrone® for its approved oncology indications in the United States. Serono will continue to market and promote Novantrone® in the United States for its approved multiple sclerosis indication and will record all sales of Novantrone® in the United States for all indications. Under the terms of the agreement, Serono received initial fees totaling $55.0 million plus ongoing maintenance fees in return for commissions paid to OSI on net sales of the product in oncology. The initial fees have been recorded as deferred income and will be offset against commissions paid to OSI on a straight-line basis over the patent life of Novantrone®.

Serono and Genentech Inc. extended the international license agreement for Raptiva™ signed in 2002 to include an additional fifteen Asian countries. Serono will now develop and market Raptiva™ worldwide outside the United States and Japan. All payments under the extension of the international license agreement have been expensed as research and development expense.

Collaborative agreements for 2002

Serono entered into an agreement with Regeneron Pharmaceuticals Inc. under which Regeneron will use its proprietary Verlocigene technology platform to provide Serono with knockout and transgenic models of gene function. Under the terms of the agreement, Serono will pay Regeneron up to $3.0 million annually for up to five years, which will be expensed as research and development expense.

Serono signed a license and commercialization agreement with Amgen Inc. under which Serono will sell Amgen's Novantrone® in the United States. Novantrone® is indicated for the treatment of certain forms of multiple sclerosis and certain types of cancer. An upfront fee paid to Amgen Inc. was capitalized as an intangible asset and will be amortized over the life of the agreement.

Serono and IVAX Corporation entered into a worldwide agreement to develop and commercialize IVAX's product, cladribine, as potentially the first oral disease modifying treatment for multiple sclerosis. Under the terms of the agreement, IVAX received an up-front fee and will receive a series of undisclosed milestone payments and royalties on eventual sales of the product. The initial payment was expensed as research and development expense.

Serono and Cellular Genomics Inc. signed a collaborative research agreement under the terms of which Cellular Genomics will apply its chemical genetics technologies to four undisclosed kinase targets selected by Serono. Under the terms of the agreement, Cellular Genomics received an up-front fee and a series of milestone payments over a period of two years. The collaborative research agreement has been amended in 2003 for an additional kinase target. Under the terms of this amendment, Cellular Genomics received an additional up-front fee. All payments under the agreements have been expensed as research and development expense.

Serono signed an international license agreement with Genentech Inc. under which Serono obtained exclusive rights to develop and market Genentech's humanized anti-CD11a monoclonal antibody Raptiva™ outside the United States, Japan and certain other Asian countries. Under the terms of the agreement, Serono and Genentech may collaborate on developing future indications for Raptiva™ and will share global development costs. Phase three clinical trials of Raptiva™ in psoriasis have been completed. All payments under the agreement have been expensed as research and development expense.

Serono and AstraZeneca signed a worldwide license and development agreement under which Serono obtained the exclusive rights to develop and market AstraZeneca's aromatase inhibitor, anastrozole, as a treatment of ovulation induction and improvement of follicular development. AstraZeneca will manufacture and supply anastrozole to Serono. All payments under the agreement have been expensed as research and development expense.

Serono and Pfizer Inc. entered into a co-promotion agreement for Serono's multiple sclerosis treatment Rebif® in the United States. Under the terms of the agreement, Pfizer paid Serono an up-front fee of $200.0 million, will share all commercialization and development costs in the United States, and will receive payments based on Rebif® sales in the United States. Serono will record all sales and continue to distribute the product in the United States. Serono will continue to be sole marketer for Rebif® in the rest of the world. The up-front fee of $200.0 million has been recorded as deferred income and is being offset against payments made to Pfizer based on Rebif® sales in the United States on a straight-line basis over the term of the agreement.

Collaborative agreements for 2001

Serono entered into a multi-year subscription agreement with The Celera Genomics Group ("Celera"). Under the terms of the agreement, Serono gains access to Celera's proprietary genomic databases. All payments under the agreement have been expensed as research and development expense.

Serono entered into an exclusive co-development and commercialization agreement with ZymoGenetics, for two preclinical product candidates discovered by ZymoGenetics. The companies intend to focus their activities on the development of one or more products based on the TACI and BMCA receptors for the treatment of B-cell mediated autoimmune diseases. Serono paid an initial fee upon signature of the agreement, made and will make certain milestone payments, and will pay royalties on the sales of products resulting from the collaboration. All payments have been expensed as research and development expense.

31. Collaborative agreements (continued)

Serono entered into a collaborative research agreement with Inpharmatica Limited, focusing on the discovery of novel proteins. The collaboration highlights the growing importance of protein structures in understanding the function of proteins coded by the human genome. Serono paid an initial fee upon signature of the agreement, made and will make additional milestone payments and will pay royalties on the sales of any products resulting from the collaboration. The collaborative research agreement has been expanded in size and scope in 2003 to apply Inpharmatica's technology platform to additional proteins families and proprietary genomic sequence data. Under the terms of this expansion, Serono will make additional research funding, milestone and royalty payments on the sales of any products resulting from the collaboration. All payments have been expensed as research and development expense.

Serono entered into a collaborative assay development and screening agreement with Evotec OAI AG ("Evotec") to detect direct or indirect interaction of target compounds. Under the terms of the agreement, Evotec will develop a biological assay and will perform screening and profiling services for Serono. Serono has made an initial payment and will make certain milestone payments to Evotec based on the success of the project. All payments have been expensed as research and development expense.

32. Related parties

Transactions with related parties

In 2003, the group continued to lease from an unaffiliated company, under a lease that expires in 2006, a building that is used as our headquarters facilities. The lease provides for a rent of approximately $1.0 million (2002: $0.8 million) per year. In addition, the Serono group has sub-rented a portion of the same building mentioned above to a company, which is controlled by Ernesto Bertarelli, our Chief Executive Officer. The lease payments to Serono in 2003 amounted to approximately $0.2 million (2002: $0.2 million).

In 2003, from time to time the company made use of a private jet for business-related travel. The jet is owned by a company that is indirectly controlled by Mr. Bertarelli. During 2003, the group paid fees for the jet totaling approximately $1.6 million (2002: $2.0 million).

There are three loans outstanding to members of the Executive Management Board. The most recent loan was issued on June 12, 2002 for the amount of CHF300,000 (approximately $224,000). All loans to executives accrue fixed interest at 3% per year. The total amount outstanding as of December 31, 2003 is CHF1.1 million (approximately $0.9 million). Two of the loans are repayable in three equal installments and will be fully repaid by April 2005. The remaining loan accrues interest that is paid on the anniversary of the loan grant date, with the principal repayable on December 31, 2005.

The group continues to hold an investment in the equity of Cansera International Inc. ("Cansera"), a Canadian company specializing in sterile animal sera and cell culture products. Purchases from Cansera are carried out on commercial terms and conditions and at market prices. Total company purchases from Cansera for the year-ended December 31, 2003 were $2.4 million (2002: $2.0 million). As at December 31, 2003, there was an amount of $10,000 (2002: $186,000) payable to Cansera.

Remuneration of the Board of Directors and the Executive Management Board

Details of the members of the Board of Directors and the Executive Management Board including the amount of remuneration paid are provided on pages 86 to 88 of the Annual Report within the section on Corporate Governance.

33. Principal operating companies

	As of December 31, 2003				
Company	Currency	Capital	Ownership	Location	
Serono International S.A.	CHF	5,500,000	100%	Switzerland[1]	†#
Serono Pharma Schweiz, branch of Serono International S.A.	CHF	–	100%	Switzerland	‡
Ares Trading S.A	CHF	500,000	100%	Switzerland	§
Laboratoires Serono S.A.	CHF	11,009,000	100%	Switzerland	*†‡
Laboratoires Serono S.A., branch in Corsier-sur-Vevey	CHF	–	100%	Switzerland[2]	*†
Serono Argentina S.A.	ARS	1,100,000	100%	Argentina	‡
Serono Australia Pty Ltd	AUD	60,000	100%	Australia	‡
Serono Austria GmbH	EUR	108,065	100%	Austria	‡
Serono Benelux BV, Belgian Branch	EUR	–	100%	Belgium	‡
Serono Produtos Farmaceuticos Ltda	BRL	8,882,288	100%	Brazil	‡
Serono Canada, Inc.	CAD	1	100%	Canada	‡
Serono de Colombia S.A.	COP	52,200,000	100%	Colombia	‡
Serono Pharma Services, s.r.o.	CZK	1,400,000	100%	Czech Republic	‡
Serono France S.A.	EUR	1,456,560	100%	France[3]	‡

33. Principal operating companies (continued)

	As of December 31, 2003				
Company	Currency	Capital	Ownership	Location	
Genset S.A.	EUR	60,160,692	100%	France[4]	†
Serono GmbH	EUR	512,000	100%	Germany	‡
Serono Hellas A.E.	EUR	1,205,102	100%	Greece	‡
Serono Hong Kong Ltd	HKD	1,000,020	100%	Hong Kong	‡
Serono Israel Ltd	ILS	7,000	100%	Israel[5]	‡
InterPharm Laboratories Ltd	ILS	6,242	100%	Israel	*†
Inter-Lab Ltd	ILS	61,478	100%	Israel	*†
InterPharm Industries (1991) Ltd	ILS	4,110	100%	Israel	*†
Industria Farmaceutica Serono S.p.A.	EUR	656,250	96.67%	Italy[6]	*†‡
Istituto di Ricerche Biomediche "Antoine Marxer" RBM S.p.A.	EUR	5,046,000	96.82%	Italy	†§
Serono Japan Co. Ltd	JPY	4,300,000,000	100%	Japan	†‡
Serono Korea Co. Ltd	KRW	4,376,800,000	100%	Korea	‡
Serono de Mexico S.A. de C.V.	MXN	25,653,492	100%	Mexico	*‡
Serono Produtos Farmaceuticos Lda	EUR	523,739	100%	Portugal	‡
Serono Puerto Rico, a Branch of Ares Trading S.A.	USD	–	100%	Puerto Rico	*
Serono Singapore Pte Ltd	SGD	630,000	100%	Singapore	‡
Serono South Africa (Pty) Ltd	SAR	1,000	100%	South Africa	‡
Serono Espanã S.A.	EUR	2,400,000	100%	Spain	*†‡
Serono Nordic AB	SEK	250,000	100%	Sweden	‡
Serono Singapore Pte Ltd, Taiwan Branch	TWD	–	100%	Taiwan	‡
Serono (Thailand) Co., Ltd	THB	1,250,000	100%	Thailand	‡
Serono Benelux B.V.	EUR	613,808	100%	The Netherlands	‡
Serono Ilaç Pazarlama ve Ticaret A.S.	TRL	153,835,000,000	100%	Turkey	‡
Serono Ltd	GBP	800,000	100%	UK	‡
Bourn Hall Clinic	GBP	8,800,601	100%	UK[7]	
Serono Europe Ltd	GBP	50,001	100%	UK	†
Ares Trading Uruguay S.A.	UYP	570,000	100%	Uruguay	‡§
Serono Inc.	USD	40,867,094	100%	USA	†‡
Serono Reproductive Biology Institute Inc.	USD	4,000,100	100%	USA	†
Serono de Venezuela S.A.	VEB	117,900,000	100%	Venezuela	‡

The companies above are all fully consolidated subsidiary companies of Serono S.A.

* Production
† Research and Development
‡ Marketing
§ Export and Trading
\# Headquarters

1 The Serono Pharmaceutical Research Institute is a division of Serono International S.A.

2 Laboratoires Serono S.A., succursale de Corsier-sur-Vevey, is a branch of Laboratoires Serono S.A. and is generally referred to as The Serono Biotech Center.

3 Sorebio S.à,r.l. merged into Serono France S.A. on March 31, 2003 with retroactive effect on January 1, 2003. As a result, Sorebio S.à.r.l. has become "Establissement de Martillac" and is an "éstablissement secondaire" of Serono France S.A., without independent legal status.

4 Full ownership of Genset S.A. was acquired further to a capital increase announced on March 4, 2003 and a squeeze-out procedure launched in May 2003, which ended June 16, 2003.

5 ASI Pharma Ltd changed name to Serono Israel Ltd. on February 7, 2003.

6 Industria Farmaceutica Serono S.p.A. holds 3.03% of its own shares (treasury shares).

7 Bourn Hall Clinic is a clinic specializing in the treatment of infertility disorders.

34. Significant differences between IFRS and United States Generally Accepted Accounting Principles (US GAAP)

The group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Net income reported under IFRS	389,963	320,778	316,721
US GAAP adjustments			
a. Purchase Accounting: Genset S.A.	(8,916)	(26,829)	–
b. Purchase accounting: Business combinations	(3,303)	(5,662)	(3,088)
c. Purchase accounting: IFRS goodwill amortization	6,358	2,957	–
d. Pension provisions	(374)	(147)	(909)
e. Available-for-sale securities	6,190	(17,789)	(22,326)
f. Derivative financial instruments	–	–	(1,209)
g. Deferred taxes	903	(822)	3,728
h. Other intangible assets	–	–	761
i. Employee Share Purchase Plan	3,855	389	(4,244)
j. Convertible bond	366	–	–
Deferred tax effect of US GAAP adjustments	3,304	7,301	2,036
Net income reported under US GAAP	398,346	280,176	291,470

	US$	US$	US$
Basic earnings per bearer share reported under US GAAP	25.16	17.53	18.15
Basic earnings per registered share reported under US GAAP	10.06	7.01	7.26
Diluted earnings per bearer share reported under US GAAP	25.12	17.51	18.11
Diluted earnings per registered share reported under US GAAP	10.05	7.00	7.24

	As of December 31	
	2003 US$000	2002 US$000
Shareholders' equity reported under IFRS	2,880,190	2,461,198
US GAAP adjustments		
a. Purchase accounting: Genset S.A.	(35,745)	(26,829)
b. Purchase accounting: Business combinations	12,158	15,142
c. Purchase accounting: IFRS goodwill amortization	9,315	2,957
d. Pension provisions	10,773	11,147
d. Minimum pension liability	(128)	(2,886)
e. Available-for-sale securities	–	–
f. Derivative financial instruments	–	–
g. Deferred taxes	(1,608)	(2,511)
h. Other intangible assets	–	–
i. Employee Share Purchase Plan	–	(3,855)
j. Convertible bond	(25,344)	–
Deferred tax effect of US GAAP adjustments	5,862	2,320
Shareholders' equity reported under US GAAP	2,855,473	2,456,683

34. Significant differences between IFRS and United States Generally Accepted Accounting Principles (US GAAP) (continued)

Components of shareholders' equity in accordance with US GAAP are as follows:

	As of December 31	
	2003 US$000	2002 US$000
Share capital	253,895	253,416
Share premium	1,002,991	989,141
Treasury shares	(157,642)	(126,460)
Retained earnings	1,634,947	1,321,490
Accumulated other comprehensive income		
Currency translation adjustment	88,883	26,386
Unrealized market value adjustment on available-for-sale securities (net of taxes of $1,693 and $2,147)	32,943	(4,693)
Unrealized market value adjustment on cash flow hedges (net of tax of $0)	(467)	–
Minimum pension liability adjustment (net of taxes of $51 and $289)	(77)	(2,597)
Shareholders' equity reported under US GAAP	2,855,473	2,456,683

The changes of shareholders' equity in accordance with US GAAP are as follows:

	As of December 31	
	2003 US$000	2002 US$000
Balance as of January 1 reported under US GAAP	2,456,683	2,239,711
Issue of share capital	15,608	14,269
Issue of treasury shares	9,440	–
Written calls	945	–
Net income for the year reported under US GAAP	398,346	280,176
Purchase of treasury shares	(42,026)	(117,422)
Dividends paid – bearer shares	(61,849)	(46,637)
Dividends paid – registered shares	(23,860)	(17,601)
Foreign currency translation adjustment	62,497	108,668
Net unrealized market value adjustment on available-for-sale securities	37,636	(1,884)
Net unrealized market value adjustment on cash flow hedges	(467)	–
Minimum pension liability adjustment	2,520	(2,597)
Balance as of December 31 reported under US GAAP	2,855,473	2,456,683

a) The accounting treatment for the 2002 acquisition of Genset S.A. under IFRS is different from the accounting treatment under US GAAP. In accordance with SFAS No. 141, "Business Combinations" the fair value of acquired in-process research and development ("IPR&D") projects is considered to be a separate asset that must be expensed immediately following the acquisition, unless there is an alternative future use. Under IFRS, acquired IPR&D projects are included as a part of goodwill, unless they meet the criteria for recognition as intangible assets under IAS 38, "Intangible Assets", in which case they should be capitalized as intangible assets as part of the purchase price allocation. During 2003, $8.9 million of IPR&D has been identified and expensed for US GAAP purposes in connection with the acquisition of the remaining 7.53% of the outstanding shares of Genset S.A.

b) Prior to January 1, 1995, all goodwill, being the difference between the purchase price and the aggregated fair value of tangible and intangible assets and liabilities acquired in a business combination, was written off directly to equity in accordance with IFRS existing at that time. Under US GAAP, the difference between the purchase price and the fair value of net assets acquired as part of a pre-1995 business combination would have been capitalized as goodwill and, until December 31, 2001, amortized through the income statement over the estimated useful life. Effective January 1, 2002, the group adopted SFAS No. 142, "Goodwill and Other Intangible Assets". According to SFAS No. 142, all recognized goodwill that exists as of January 1, 2002, after reclassifications between intangible assets and goodwill, is no longer amortized, but rather tested at least annually for impairment. Therefore, there was no amortization charge.

34. Significant differences between IFRS and United States Generally Accepted Accounting Principles (US GAAP) (continued)

in 2003 and 2002 under US GAAP. In 2003 in accordance with SFAS No. 142, non-cash charges of $3.3 million (2002: $5.7 million) were recorded for impairment of goodwill and divestments. The impairment loss under US GAAP related primarily to the write-off of pre-1995 goodwill.

c) In accordance with SFAS No. 142, goodwill is no longer amortized but is only subject to impairment testing under US GAAP as of January 1, 2002. The goodwill amortization that was recognized in accordance with IFRS in 2003 was $6.4 million (2002: $3.0 million) and has been added to arrive at net income reported under US GAAP.

d) For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-retirement Benefits". IAS 19 (revised 1993), in force up to December 31, 1998, required that the discount rate used in the calculation of benefit plan obligations be of an average long-term nature, whereas US GAAP requires that the discount rate be based on a rate at which the obligations could be currently settled. From January 1, 1999, IFRS and US GAAP accounting rules in this area are essentially the same. However, adjustments arise when reconciling from IFRS to US GAAP due to the pre-1999 accounting rule differences. In addition, US GAAP requires an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets to be recognized as an intangible asset, up to the amount of unrecognized prior service costs. Any amount exceeding the unrecognized prior service costs is reported in other comprehensive income net of tax.

e) For US GAAP purposes, and in accordance with IAS 39, "Financial Instruments: Recognition and Measurement", marketable securities with readily determinable fair values are classified as available-for-sale with any unrealized gain or loss resulting from changes in their fair values recorded as a separate component of shareholders' equity. The group considers impairment under US GAAP to be other than temporary if the impairment exceeds 25% over a continual period of six months, and there is no indication of a significant increase in fair value in the short-term. Such unrealized losses are expensed in the income statement. This definition of impairment under US GAAP differs from the definition of impairment under IFRS and, therefore, the amount of unrealized gains and losses recognized under the two standards will be different. During 2003, the group recognized a realized loss upon the disposal of an investment. The amount of the loss was $4.0 million under IFRS. The carrying amount of the investment under US GAAP prior to the disposal was lower than the carrying amount under IFRS such that the disposal resulted in a $2.2 million gain under US GAAP.

f) Prior to the adoption of IAS 39, "Financial Instruments: Recognition and Measurement" as of January 1, 2001, there was no specific IFRS accounting standard dealing with the recognition and measurement of financial instruments and the qualifying criteria for hedge accounting. US GAAP existing at that time had various standards covering derivative instruments and hedging activities with more prescriptive requirements for hedge accounting. From January 1, 2001, IFRS and US GAAP accounting rules are essentially the same. The reconciling item in the US GAAP reconciliation solely represents the add back of adjustments arising before the adoption of IAS 39.

g) Under IAS 12 (revised 2000), "Income Taxes", and US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 and effective from January 1, 1998, the group changed its accounting policy relating to the calculation of the deferred tax effect on the elimination of unrealized intercompany profits. Prior to this date, the tax effect was calculated with reference to the local tax rate of the selling or manufacturing company where the intercompany profit was generated. Since January 1, 1998, the group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at year-end. However, US GAAP requires the tax effect to be calculated with reference to the local tax rate in the seller or manufacturer's jurisdiction.

h) Prior to the group's adoption of IAS 38, "Intangible Assets", on January 1, 1999, certain costs mainly relating to payments for licenses and patents for technology that had not yet reached technological feasibility were capitalized under IFRS instead of being expensed as incurred under US GAAP. The reconciling item recorded in 2001 solely represents the add-back of amortization expense that was taken under IFRS related to capitalized research and development costs that would not have been capitalized under US GAAP. These capitalized costs were fully amortized for IFRS purposes in the year ended December 31, 2001.

i) For US GAAP purposes, the Employee Share Purchase Plan (the "ESPP") as described in note 27 has been accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which is the same as Serono's current policy in accordance with IAS 19, "Employee Benefits". The accumulated compensation cost associated with the matching share under US GAAP as of December 31, 2002 has been added back as income in the US GAAP reconciliation.

j) In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", all proceeds received from the issuance of the convertible bond should be allocated to long-term debt. Under IFRS, the proceeds of the bond were bifurcated and recognized as separate liability and equity components. The amount of financial expense recognized under IFRS exceeds the amount of financial expense recognized under US GAAP due to the differences in the amounts initially recognized under IFRS and US GAAP. In 2003, $0.4 million has been added back to arrive at net income under US GAAP. The equity component recognized under IFRS, $24.6 million, was reported as a reserve within shareholders' equity. However, under US GAAP, this reserve is removed from shareholders' equity and recorded as long-term debt on the consolidated balance sheet.

A. Purchase accounting: Genset S.A.

On September 12, 2002, the group acquired 92.47% of the share capital of Genset S.A., a genomics-based biotechnology company, in a transaction accounted for as business combination in accordance with SFAS 141, "Business Combinations". During 2003, the group increased its ownership to 100% by acquiring the remaining outstanding shares of Genset S.A. The final purchase price allocation under US GAAP is as follows:

	Final purchase price allocation 2003 US$000	Changes 2003 US$000	Purchase price allocation 2002 US$000
Current assets	33,634	–	33,634
Property, plant and equipment	11,221	–	11,221
Acquired IPR&D	35,745	8,916	26,829
Goodwill	47,456	(37,208)	84,664
Deferred tax assets	40,321	40,321	–
Other long-term assets	3,995	(631)	4,626
Short-term liabilities	(16,989)	336	(17,325)
Long-term liabilities	(5,669)	(2,083)	(3,586)
Net assets	149,714	9,651	140,063

The components of shareholders' equity and net income adjustments related to the US GAAP purchase accounting adjustments are as follows:

	As of December 31, 2003	
	Shareholders' equity US$000	Net income US$000
IPR&D	(35,745)	(8,916)
IFRS Goodwill amortization	6,856	5,184
Total	(28,889)	(3,732)

	As of December 31, 2002	
	Shareholders' equity US$000	Net income US$000
IPR&D	(26,829)	(26,829)
IFRS Goodwill amortization	1,672	1,672
Total	(25,157)	(25,157)

B. Purchase accounting: Goodwill and other intangibles

Changes in the carrying amount of goodwill under US GAAP for the years ended December 31, 2003 and 2002 are as follows:

	2003 US$000	2002 US$000
Balance as of January 1	115,380	38,478
Goodwill acquired	(37,208)	84,664
Impairment losses	(3,303)	(5,662)
Goodwill written off relating to disposals of operating companies	–	(2,232)
Currency adjustments	76	132
Balance as of December 31	74,945	115,380

All goodwill components were tested for impairment during 2003. The fair value of the business was determined using the expected present value of future cash flows. The impairment losses primarily relate to goodwill occurring on acquisition prior to January 1, 1995.

The following table sets out, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related information", the carrying amount of goodwill under US GAAP by the geographical area in which the reporting unit is located:

	As of December 31	
	2003 US$000	2002 US$000
Europe	52,563	91,356
North America	–	1,218
Latin America	–	240
Other	22,382	22,566
Total	74,945	115,380

In accordance with SFAS 142, "Goodwill and Other Intangible Assets", intangible assets with indefinite lives and goodwill are no longer amortized, but tested annually for impairment. Goodwill is the only intangible asset with an indefinite life. Pro forma net income under US GAAP for the current year and prior two years after adding back the amortization expense related to goodwill is as follows:

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Reported net income	398,346	280,176	291,470
Add back: Goodwill amortization	–	–	4,466
Pro forma net income	398,346	280,176	295,936

	US$	US$	US$
Basic earnings per bearer share			
Reported	25.16	17.53	18.15
Add back: Goodwill amortization	–	–	0.27
Pro forma	25.16	17.53	18.42
Basic earnings per registered share			
Reported	10.06	7.01	7.26
Add back: Goodwill amortization	–	–	0.11
Pro forma	10.06	7.01	7.37
Diluted earnings per bearer share			
Reported	25.12	17.51	18.11
Add back: Goodwill amortization	–	–	0.27
Pro forma	25.12	17.51	18.38
Diluted earnings per registered share			
Reported	10.05	7.00	7.24
Add back: Goodwill amortization	–	–	0.12
Pro forma	10.05	7.00	7.36

B. Purchase accounting: Goodwill and other intangibles (continued)

The remaining weighted average amortization period of intangible assets as of December 31, 2003 was 6.9 years (2002: 5.9 years). The estimated amortization expense for intangible assets for the next five years is as follows:

	2003 US$000	2002 US$000
Aggregated amortization expense for the year ended December 31	25,104	19,834

	2003 US$000	2002 US$000
Estimated amortization expense for the years ended December 31		
2003	–	25,270
2004	29,212	25,270
2005	29,212	25,270
2006	29,212	11,524
2007	17,477	9,714
2008	16,810	–

C. Pension provisions

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of the plan assets and a statement of the funded status for the group's defined benefit pension plans as of December 31, 2003 and 2002, respectively:

	As of December 31	
	2003 US$000	2002 US$000
Benefit obligation		
As of January 1	185,519	139,039
Service cost	21,077	18,974
Interest cost	6,014	6,206
Actuarial (gain)/loss	(52,638)	986
Benefit payments	(8,839)	(2,319)
Settlements	(451)	–
Currency adjustments	17,862	22,633
As of December 31	168,544	185,519
Plan assets at fair value		
As of January 1	108,288	87,575
Actual return on plan assets	12,934	(10,126)
Employer contributions	12,825	11,244
Employee contributions	6,117	4,980
Benefit payments	(8,839)	(2,319)
Currency adjustments	14,362	16,934
As of December 31	145,687	108,288

	As of December 31	
	2003 US$000	2002 US$000
Funded status		
As of December 31	(22,857)	(77,231)
Unrecognized transition obligation	–	374
Unrecognized actuarial (gain)/loss	(21,637)	37,957
Minimum pension liability	(128)	(2,886)
Net amount recognized	(44,622)	(41,786)
Accrued benefit liability	(44,494)	(38,900)
Accumulated other comprehensive income, gross	(128)	(2,886)
Net amount recognized	(44,622)	(41,786)

The accumulated benefit obligation for the group's defined benefit pension plans was $159.0 million as of December 31, 2003 ($133.4 million as of December 31, 2002).

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Current service cost	14,960	13,995	10,902
Interest cost	6,014	6,206	4,810
Expected return on plan assets	(6,762)	(5,960)	(5,226)
Amortization of transition obligation	374	147	1,688
Amortization of unrecognized actuarial (gain)/loss	(1,342)	113	–
Net periodic benefit cost	13,244	14,501	12,174
(Decrease)/increase in minimum pension liability included in other comprehensive income, gross	(2,758)	2,886	–

Unrecognized actuarial gain and loss in excess of 10% of the greater of the benefit obligation or the fair value of plan assets is amortized over the average remaining service period of active participants.

The principal weighted average actuarial assumptions used to determine net period benefit costs for the years ended December 31, 2003 and 2002 and to determine the benefit obligation as of December 31, 2003 and 2002 for the group's defined benefit pension plans are as follows:

	2003 %	2002 %
Weighted average actuarial assumptions used to determine benefit obligation as of December 31		
Discount rate	4.24	4.23
Future salary increases	2.67	3.12
Weighted average actuarial assumptions used to determine net period benefit costs for years ended December 31		
Expected return on plan assets	5.65	6.11
Future salary increases	2.67	3.12
Future pension increases	–	0.90

C. Pension provisions (continued)

The expected return on plan assets was determined based on historical benchmarks for returns in the plan asset portfolio as a whole and internal capital market forecasts for each plan asset category based on the targeted asset allocation.

Actuarial dates to determine pension benefit measurements for the group's defined benefit pension plans fell within three months from the year ended December 31, 2003.

SFAS No. 132 (revised 2003), "Employer's Disclosures about Pensions and Other Post-Retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132", requires the following additional information for the Swiss defined benefit pension plan:

Serono's Swiss defined benefit pension plan asset allocation as of December 31, 2003 and 2002, by asset category are as follows:

	2003 %	2002 %
Equity securities	27	16
Debt securities	53	55
Real estate	7	13
Other	13	16
Total	**100**	100

The investment policy is set by the Foundation Board of Serono's Swiss defined benefit pension plan, including the relevant investment requirements and investment and risk limits. The objective of the investment policy is to maximize return while limiting risks through a balanced portfolio of investments. Within each plan asset category, a diversified mix of individual equity and debt securities, real estate and investments in funds is selected. Equity securities are targeted at a maximum of 35% of the portfolio. Real estate investments are limited to domestic real estate at a maximum of 50% of the portfolio. Direct investments in Serono shares or derivatives on Serono shares are not allowed. The expected contributions to the Swiss defined benefit pension plan amount to $11.8 million in 2004.

The group's US subsidiary, Serono Holding, Inc., maintains a savings plan for eligible employees. This 401(k) plan is designed to supplement the existing pension retirement program of eligible employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. The plan provides for a matching contribution by Serono Holding, Inc., which amounted to approximately $1.2 million, $1.2 million and $0.9 million for the three years ended December 31, 2003, 2002 and 2001, respectively.

D. Financial assets

The US GAAP carrying values of financial assets equal the IFRS carrying values. The components of short-term and long-term financial assets are provided in note 16. Proceeds from the sale of available-for-sale securities in 2003 were $8.1 million (2002: $313.7 million). Gross realized gains in 2003 were $2.1 million (2002: $1.9 million). The net unrealized gain from available-for-sale securities included as a separate component of shareholders' equity under US GAAP was $25.9 million as of December 31, 2003 (2002: net unrealized loss of $19.7 million). The maturities of the available-for-sale debt securities as of December 31, 2003 and 2002, respectively, are as follows:

	2003 US$000	2002 US$000
2003	–	358,619
2004	**294,002**	176,792
2005	**218,957**	93,246
2006	**363,707**	16,804
2007	**241,332**	–
Thereafter	–	–
Total	1,117,998	645,461

E. Derivative financial instruments

Total losses recognized in 2003 on options settled in Serono bearer shares that require a net cash settlement were $1.7 million (2002: gain of $0.8 million).

F. Non-derivative financial instruments

Non-derivative financial assets consist of cash and cash equivalents, short-term and long-term investments and unconsolidated investments. Non-derivative liabilities consist of bank advances and short-term and long-term financial debts, including the convertible bond. The convertible bond is recognized in the consolidated balance sheet as of December 31, 2003 for US GAAP purposes as follows:

	US$000
Face value of convertible bond issued	465,261
Transaction costs	(6,611)
Liability on initial recognition	458,650
Interest expense	729
Cumulative translation adjustment	20,931
Liability as of December 31	**480,310**

F. Non-derivative financial instruments (continued)

The US GAAP carrying values are equivalent to the IFRS carrying values for all non-derivative financial assets and liabilities. The carrying amount of cash and cash equivalents, short-term investments and bank advances approximates their estimated fair values, due to the short-term nature of these instruments. The fair values for the marketable securities are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term financial debt is estimated based on the current quoted market rates available for debt with similar terms and maturities. The fair value of the convertible bond is determined based on quoted market price as of December 31, 2003. The estimated fair values and maturities of the long-term financial debts are provided in note 20.

G. Current and deferred taxes

Deferred tax assets and liabilities under US GAAP consist of the following:

	As of December 31	
	2003 US$000	2002 US$000
Deferred tax assets		
Tax losses carried forward	60,800	91,242
Various research and development tax credits carried forward	32,943	30,757
Depreciation and amortization	49,797	24,770
Inventories	59,966	51,511
Accrued expenses	21,234	11,598
Return reserve	12,353	18,933
Other	(4,327)	13,143
Total deferred tax assets	232,766	241,954
Less valuation allowance	(58,819)	(115,854)
Total net deferred tax assets	173,947	126,100
Deferred tax liabilities		
Depreciation and amortization	8,232	3,841
Inventories	13,915	12,643
Other	(6,228)	(4,404)
Total deferred tax liabilities	15,919	12,080
Net deferred taxes	158,028	114,020

Other deferred tax assets and liabilities are stated net of any deferred tax assets and liabilities that have been offset against each other and the amount may therefore become negative. The potential for offsetting deferred tax assets and liabilities is limited to those arising within the same tax jurisdiction.

Valuation allowances have been established for certain deferred tax assets related primarily to net operating losses carried forward and portions of other deferred tax assets for which the group determined that it was more likely than not that these benefits would not be realized. During 2003, the valuation allowance decreased by $57.0 million (2002: increase of $80.5 million). The decrease in the valuation allowance in 2003 is mainly related to the recognition of a deferred tax asset that arises from the utilization of the net operating losses carried forward for Genset S.A. A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming probable, which would result in a decrease in the group's effective tax rate. Deferred tax assets and liabilities under US GAAP, broken out into current and non-current, are as follows:

	As of December 31	
	2003 US$000	2002 US$000
Current deferred tax assets	99,258	101,410
Non-current deferred tax assets	74,689	24,690
Total net deferred tax assets	173,947	126,100
Current deferred tax liabilities	2,133	3,813
Non-current deferred tax liabilities	13,786	8,267
Total deferred tax liabilities	15,919	12,080

H. Pro forma earnings per share

As permitted by Statement of SFAS No. 123, "Accounting for Stock Based Compensation" and its amendment in SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure", the group applies APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for the Stock Option Plan for US GAAP purposes. Had the group accounted for stock options in accordance with SFAS 123, net income under US GAAP and earnings per bearer and registered share under US GAAP would have decreased to the pro forma amounts indicated below:

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Net income as reported	398,346	280,176	291,470
Compensation expense recognized in net income	1,375	1,045	481
Compensation expense that would have been included in the determination of net income if SFAS No. 123 had been adopted	(18,909)	(14,385)	(7,731)
Pro forma net income	380,812	266,836	284,220

H. Pro forma earnings per share (continued)

	Year ended December 31		
	2003 US$	2002 US$	2001 US$
As reported			
Basic earnings per bearer share	**25.16**	17.53	18.15
Basic earnings per registered share	**10.06**	7.01	7.26
Diluted earnings per bearer share	**25.12**	17.51	18.11
Diluted earnings per registered share	**10.05**	7.00	7.24
Pro forma			
Basic earnings per bearer share	**24.05**	16.69	17.69
Basic earnings per registered share	**9.62**	6.68	7.08
Diluted earnings per bearer share	**24.01**	16.67	17.66
Diluted earnings per registered share	**9.61**	6.67	7.06

The fair value of stock options granted to employees in 2003, 2002 and 2001 were $142, $317 and $302, respectively. The fair value of stock options granted to directors in 2003 was $170. There were no stock options granted to directors in 2002 and 2001. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following weighted average assumptions used for grants for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003 %	2002 %	2001 %
Dividend gross rate	**1.07**	0.47	0.44
Expected stock price volatility	**34.6**	33.6	31.0
Risk-free interest rate	**3.5**	3.5	4.0
Expected lives, in years	**7.9**	7.5	8.0

I. Advertising costs

The group expenses production costs of print and display advertisements as of the first day the advertisement takes place. Advertising expenses included in selling and marketing expenses were $77.0 million, $77.2 million and $69.5 million for the three years ended December 31, 2003, 2002 and 2001, respectively.

J. Shipping and handling costs

The group includes shipping and handling costs incurred in connection with the distribution of therapeutic products in the selling, general and administrative line on the income statement. These amounts were $25.7 million, $18.6 million and $16.9 million for the three years ended December 31, 2003, 2002 and 2001, respectively.

K. Foreign currency translation

The group has accounted for operations in highly inflationary economies in accordance with IAS 21 (revised 1993), "The effect of changes in Foreign Exchange Rates", and IAS 29, "Financial Reporting in Hyperinflationary Economies". The accounting under IAS 21 (revised 1993) and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission in Item 18 of Form 20-F, although it is different from that required by US GAAP. For this reason, no reconciling adjustment has been included for this difference between IFRS and US GAAP.

L. Shares issued and outstanding

Regulation S-X, Rule 5-02.30, would require the number of shares issued or outstanding, for each class of shares, to be disclosed on the face of the balance sheet. The group discloses this information in note 24 to the consolidated financial statements.

M. Consolidated statements of cash flows

Consolidated statements of cash flows of the group are prepared in accordance with IAS 7, "Cash Flow Statements". As permitted by the US Securities and Exchange Commission in Regulation S-X, no reconciliation to US GAAP has been performed.

N. Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in shareholders' equity during a period that arises from non-owner sources, such as currency translation items, unrealized gains and losses on available-for-sale securities and cash flow hedges and minimum pension liabilities. The additional disclosures required under US GAAP are as follows:

	Year ended December 31		
	2003 US$000	2002 US$000	2001 US$000
Net income under US GAAP	**398,346**	280,176	291,470
Other comprehensive income			
Currency translation adjustment	**62,497**	108,668	(23,579)
Unrealized market value adjustment on available-for-sale securities (net of taxes of $454, $2,147 and $5,380, respectively)	**37,636**	(1,884)	12,042
Unrealized market value adjustment on cash flow hedges (net of taxes of $0)	**(467)**	–	–
Minimum pension liability adjustment (net of taxes of $238 and $289, respectively)	**2,520**	(2,597)	–
Comprehensive income reported under US GAAP	**500,532**	384,363	279,933

35. Effect of new accounting pronouncements

IFRS

In December 2003, the International Accounting Standards Board (IASB) released revisions to the following standards: IAS 1, "Presentation of Financial Statements", IAS 2, "Inventories", IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", IAS 10, "Events after Balance Sheet Date", IAS 16, "Property, Plant and Equipment", IAS 17, "Leases", IAS 21, "The Effects of Changes in Foreign Exchange Rates", IAS 24, "Related Parties Disclosures", IAS 27, "Consolidated and Separate Financial Statements", IAS 28, "Investment in Associates", IAS 31, "Interests in Joint Ventures", IAS 32, "Financial Instruments: Disclosure and Presentation", IAS 33, "Earnings per Share", IAS 39, "Financial Instruments: Recognition and Measurement", and IAS 40, "Investment Property". The revised standards should be applied for financial statements covering periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the group's consolidated financial statements.

In February 2004, the IASB published IFRS 2, "Share Based Payment", which requires fair-value recognition of equity-based compensation in the group's consolidated financial statements. IFRS 2 will become effective for annual periods beginning on or after January 1, 2005. Management estimates that the adoption of this statement will result in additional compensation expense that is similar to the amount of compensation expense disclosed under the current US GAAP treatment in note 34.

US GAAP

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", was issued in April 2003 and became effective for contracts entered into or modified and hedging relationships designed after June 30, 2003. SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financial component that warrants special reporting in the statement of cash flow. The adoption of this standard did not have a material impact on the reconciliation.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities", was issued in May 2003 and became effective for all financial instruments entered into or modified after May 31, 2003. In accordance with SFAS No. 150, financial instruments within the scope of this standard must be classified as liabilities. The FASB decided to split SFAS No. 150 into two phases. Phase two, which will address the accounting for compound financial instruments such as convertible debts, is expected to be completed in 2004. Until the FASB issues a final standard on phase two, the standards established in SFAS No. 150 have been applied to the convertible bond issued in November 2003 as described in note 34.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued in November 2002. In accordance with this interpretation, any guarantee entered into after December 31, 2002 is required to be recognized as a liability at fair value. The disclosure requirements have been adopted as of December 31, 2002. The adoption of the initial recognition and measurement requirements had no impact on the reconciliation as no guarantees were issued or modified after December 31, 2002.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", was issued in January 2003 and determines whether consolidation is required under the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARP 51), "Consolidated Financial Statements". The adoption of this interpretation had no impact on the reconciliation.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Reserve Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in financial periods beginning after June 15, 2003. EITF 00-21 had no impact on the reconciliation.

36. Subsequent events

The primary financial statements were approved by the Board of Directors on January 29, 2004. On March 1, 2004, the full consolidated financial statements were approved by the Board of Directors for presentation to the Annual General Meeting of shareholders. The proposed dividends are detailed in note 25.

37. Principal currency translation rates

		2003 US$	2002 US$	2001 US$
Year-end exchange rates used for the consolidated balance sheets				
	1 CHF	**1.2334**	1.3871	1.6682
	1 EUR	**0.7915**	0.9557	1.1265
Average exchange rates used for the consolidated income statements and cash flow statements				
	1 CHF	**1.2896**	1.4852	1.6502
	1 EUR	**0.8331**	1.0075	1.1204

Report of the statutory auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) included on pages 74 to 78 of Serono S.A. for the year ended December 31, 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers S.A.

PRICEWATERHOUSECOOPERS

M. Aked H-J. Hofer

Geneva, March 1, 2004

Holding company income statements

Year ended December 31	Notes	2003 CHF000	2002 CHF000
Income			
Dividend income		**407,795**	317,063
Interest income		**11,776**	3,612
Gain on investment		**14,859**	–
Total income		**434,430**	320,675
Expenses			
General and administrative	2	**10,876**	2,669
Amortization		**11,868**	11,505
Write-down of investments		**5,725**	6,429
Loss on sale of subsidiary		**–**	19,132
Financial and other expenses		**6,641**	2,649
Net exchange loss	3	**10,400**	12,651
Taxes	4	**2,641**	3,119
Total expenses		**48,151**	58,154
Net income for the year		**386,279**	262,521

Holding company balance sheets

As of December 31	Notes	2003 CHF000	2002 CHF000
ASSETS			
Current assets			
Cash		618	1,057
Receivables from affiliates		110,092	9,220
Prepaid expenses and other receivables		264	506
Total current assets		110,974	10,783
Non-current assets			
Investments in non-group companies		26,707	27,801
Investments in and advances to affiliates	5	3,538,508	3,153,653
Other non-current assets	6	12,886	24,043
Total non-current assets		3,578,101	3,205,497
Total assets		3,689,075	3,216,280
LIABILITIES			
Current liabilities			
Accounts payable		35	2
Accounts payable to affiliates		18	4,200
Accrued liabilities		6,932	3,669
Advances from affiliates		247,711	72,776
Taxes payable	4	2,312	2,324
Total current liabilities		257,008	82,971
SHAREHOLDERS' EQUITY			
Share capital	8	402,926	402,277
General legal reserves	11	1,760,629	1,738,029
Reserve for treasury shares	11	227,148	189,355
Available earnings	11	1,041,364	803,648
Total shareholders' equity		3,432,067	3,133,309
Total liabilities and shareholders' equity		3,689,075	3,216,280

Notes to the holding company financial statements

1. General

Serono is a leading global biotechnology company with executive headquarters in Geneva, Switzerland. The bearer shares of Serono S.A., the holding company of the group, incorporated in Coinsins (Vaud), Switzerland, are listed on the Swiss Stock Exchange and, in the form of American depositary shares, on the New York Stock Exchange. These financial statements have been prepared in accordance with the provisions of the Swiss Code of Obligations.

2. General and administrative

Included within general and administrative expenses are personnel costs related to the Employee Share Purchase Plan (the "ESPP"). Details related to the plan are set out in note 27 to the consolidated financial statements.

3. Conversion of foreign currencies

Assets and liabilities denominated in a foreign currency are translated into Swiss francs at year-end exchange rates, except investments in non-group companies and investments in affiliates, which are translated at historical rates. Income and expense items are translated at average exchange rates prevailing during the year. Net unrealized exchange gains, if any, are deferred on the balance sheet, while exchange losses, whether realized or not, are included in determining net income.

4. Taxes

Provision is made for all taxes due on the company's taxable income and capital.

5. Investment in and advances to affiliates

	As of December 31	
	2003 CHF000	2002 CHF000
Investments	3,206,724	2,995,523
Advances to affiliates	331,784	158,130
Total	3,538,508	3,153,653

Serono S.A.'s investments in its affiliates are stated at cost. The details related to the principal operating companies of Serono S.A. are set out in note 33 to the consolidated financial statements.

6. Other non-current assets

Other non-current assets consist mainly of the capitalized costs related to the company's global offering of 1,070,670 bearer shares in July 2000, and are being amortized over five years.

7. Contingent liabilities

	As of December 31	
	2003 CHF000	2002 CHF000
Bank guarantees in respect of affiliates' borrowing facilities – total facility amount utilized 2003 CHF118.0 million (2002: CHF76.5 million)	574,251	240,082
Total	574,251	240,082

8. Share capital

The details related to the capital structure of Serono S.A. are set out in note 24 to the consolidated financial statements.

At December 31, 2003 treasury shares with a total value of CHF227.1 million (2002: CHF189.4 million) were held by subsidiaries of Serono S.A. Treasury shares purchased during the year 2003 totaled CHF55.0 million (2002: CHF174.7 million) with an average purchase price of CHF686 (2002: CHF766). 10,000 treasury shares were issued upon the exercise of 10,000 call options that were written during 2003 (2002: nil). 4,630 treasury shares were issued to employees during 2003 (2002: 200) for compensation expense in the amount of CHF5.9 million (2002: CHF0.3 million). The 304,939 treasury shares held as of December 31, 2003 (2002: 239,412) are non-dividend bearing.

9. Stock option plan

The details related to the Stock Option Plan of Serono S.A. are set out in note 26 to the consolidated financial statements.

10. Principal shareholders

The details related to the principal shareholders of Serono S.A. are set out in note 30 to the consolidated financial statements.

11. Available earnings and legal reserves

The movements in the available earnings are as follows:

	2003 CHF000	2002 CHF000
As of January 1	803,648	816,060
Transfer to reserve for treasury shares	(37,793)	(174,449)
Appropriation of available earnings resolved by General Meeting		
Dividends	(110,770)	(100,484)
Net income for the year	386,279	262,521
As of December 31	1,041,364	803,648

The movements in the legal reserves are as follows:

	Agio (share premium) CHF000	General reserve CHF000	Total general legal reserves CHF000	Reserve for treasury shares CHF000
As of January 1, 2003	1,706,229	31,800	1,738,029	189,355
Transfer for treasury shares	–	–	–	37,793
Stock options exercised during 2003	5,386	–	5,386	–
Shares issued under the Employee Share Purchase Plan	17,214	–	17,214	–
As of December 31, 2003	**1,728,829**	**31,800**	**1,760,629**	**227,148**

Proposed appropriation of available earnings

	2003 CHF	2002 CHF
Proposal of the Board of Directors		
Available earnings	**1,041,363,738**	803,647,842
Cash dividends		
Registered shares: CHF3.20 (CHF2.80) per share	**35,241,728**	30,836,512
Bearer shares: Payment of a dividend of CHF8.00 (CHF7.00) per share on 11,406,887 (11,449,599) dividend bearing shares	**91,255,096**	80,147,193
Total cash dividends	**126,496,824**	110,983,705
Retained earnings to carry forward	**914,866,914**	692,664,137

Shares issued following the exercise of stock options up to the dividend payment date are entitled to receive the 2003 dividend. Further details of the dividends are set out in note 25 to the consolidated financial statements.

Corporate governance

Serono has a long-term commitment to good corporate governance. We believe that we have the responsibility to conduct ourselves in accordance with the highest ethical standards when dealing with our customers, shareholders, employees and the communities in which we live.

Our principles and rules on corporate governance are outlined in our Articles of Association, the Rules of Organization of our Board of Directors, the Charters of the Board of Directors' Audit and Compensation Committees and in our Code of Ethics for the Principal Executive Officer and Financial Officers.

This report conforms with the new Directive on Information relating to Corporate Governance issued by the SWX Swiss Exchange, in effect since July 1, 2002.

Group structure and shareholders

Group structure

Serono S.A., a holding company organized under Swiss law with registered offices in Coinsins (Vaud), Switzerland, controls directly or indirectly all affiliates of the Serono group worldwide. The Serono group's headquarters are located in Geneva, Switzerland. Serono maintains research and development facilities located in Switzerland (Geneva), the United States (Boston area), France (Evry), and Italy (Rome and Turin). Its principal manufacturing facilities are located in Switzerland (Aubonne and Corsier-sur-Vevey), Italy (Bari), Spain (Tres Cantos) and Israel (Ness-Ziona). Serono operates business units worldwide, including in North and South America, Western and Eastern Europe, the Middle East, North Africa, South East Asia and Australia.

Information on Serono's revenues, expenses, assets and liabilities by region is summarized under note 3 to the consolidated financial statements.

The Serono group comprises one listed company: Serono S.A. Serono S.A. is listed on the Swiss and New York Stock Exchanges (virt-x: SEO, Code ISIN: CH0010751920 and NYSE: SRA, Code ISIN: US81752M1018). Serono S.A.'s market capitalization at December 31, 2003 was CHF13,946.3 million. Genset S.A.'s shares have been delisted from the Nouveau Marché d'Euronext Paris S.A. during the summer 2003, following a squeeze-out procedure launched in May 2003, at the end of which a wholly-owned subsidiary of Serono S.A. acquired 100% of the share capital of Genset S.A.

Serono's principal operating companies (all of which are non-listed companies), their country of incorporation, their share capital and the percentage of shares held by Serono are listed under note 33 to the consolidated financial statements.

Principal shareholders

Principal shareholders of Serono S.A. are (i) Bertarelli & Cie, a partnership limited by shares, which holds 52.51% of the capital and 61.62% of the voting rights and (ii) Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth, who own in aggregate 7.15% of the capital and 9.92% of the voting rights. Ernesto Bertarelli, who is Serono's Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli & Cie. There has been no event during 2003 that has led to any disclosure obligation for significant shareholders of Serono S.A. in the Swiss Official Commercial Gazette, whether under article 20 of the Swiss Federal Act on Stock Exchange and Securities Trading ("SESTA") or any other legal provision.

Cross-shareholdings

Serono S.A. has no cross-shareholdings that exceed 5% of the shareholdings or voting rights with any other company.

Capital structure

Issued and fully paid capital

The issued and fully paid share capital of Serono S.A., as of December 31, 2003, was CHF402,926,050, divided into 11,013,040 registered shares of CHF10 nominal value each and 11,711,826 bearer shares of CHF25 nominal value each, including 304,939 treasury shares held, which were purchased on the open market by a group company, partly pursuant to a Share Buy Back Plan announced by the company on July 15, 2002.

Authorized capital

The authorized share capital of Serono S.A., as of December 31, 2003, amounted to CHF35,000,000, divided into 1,400,000 bearer shares of CHF25 nominal value each. The Board of Directors may proceed to increase the share capital, which is subject to preferential subscription rights by May 21, 2004, either all at once or in installments. The preferential subscription rights, which have been granted but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company. The Board of Directors is authorized to withdraw the preferential subscription right of shareholders in favor of a bank or another institution selected by the Board of Directors which shall purchase the shares on a firm basis, if the bank or institution that firmly purchases the shares undertakes to offer the subscription of the newly issued shares to the shareholders in proportion to their current participation. The issue price of the shares, the manner in which they are paid up and the date from which the new shares will give rights to dividends, as well as the conditions for the exercise of the preferential subscription rights, shall be determined by the Board of Directors.

Conditional capital

The conditional share capital of Serono S.A., as of December 31, 2003, amounted to CHF12,624,900, divided into 504,996 bearer shares of CHF25 nominal value each, of which a) 152,000 bearer shares may be used by Serono S.A. or its affiliates for bonds with warrants and/or convertible bonds and b) 352,996 bearer shares are reserved for stock options.

a) Conditional capital for options and/or convertible bond

As of December 31, 2003, the share capital of the company could be increased by a maximum of CHF3,800,000 through the issuance of 152,000 bearer shares with a par value of CHF25 each, to be fully paid up by the exercise of options and/or conversion rights granted in connection with bonds issued by companies of the Serono group. These 152,000 bearer shares are reserved for the exercise of conversion rights under the convertible bonds offering dated November 2003. Please refer to the sections on convertible bond and options below for further details.

b) Conditional capital for stock options
As of December 31, 2003, the share capital of the company could be increased by a maximum of CHF8,824,900, namely 352,996 bearer shares, each with a par value of CHF25, fully paid up, through the exercise of option rights which the Board of Directors has granted and may grant in the future to employees of companies of the Serono group and to the directors of the company. Serono's conditional capital was created in 1997 and subsequently increased on May 16, 2000. Of the 410,000 bearer shares reserved for the Stock Option Plan, 352,996 remained as of December 31, 2003, following the exercise of 19,264 options under the Stock Option Plan for employees and the issuance of 37,740 shares under the Employee Share Purchase Plan since the conditional share capital increase. The conditional capital for stock options covers the grants of options made to the Board of Directors that vested or will vest in 2001 and thereafter but did not cover the grants of options to the Board of Directors that vested prior to 2001. After deducting the number of employee options that remained outstanding and the options granted to the Board of Directors that vested or will vest in 2001 and thereafter, a total of 61,014 options for bearer shares remained available for grant as of December 31, 2003. Of these 61,014 options for bearer shares, 20,301 have been used in January 2004 for issuing a corresponding amount of bearer shares in the frame of the 2003 cycle of the Employee Share Purchase Plan. The authorization period to carry out a conditional increase in capital is unlimited in time. The subscription right of shareholders has been removed for these new shares. The Board of Directors has lain down and may lay down in the future regulations specifying the conditions and procedures for the granting and exercise of the options. The shares may be subscribed at a price lower than the current stock market price of the shares.

Changes of capital in the last three financial years

Shareholders' equity as of December 31, 2003 amounted to $2,880.2 million, up 17.0% from a year earlier. All details on changes in shareholders' equity, including share capital, share premium, treasury shares, retained earnings, fair value and other reserves and cumulative foreign currency translation adjustments over the last three years are presented in the statements of changes in equity on page 36 of the consolidated financial statements.

Shares, participation certificates and bonus certificates

As mentioned above, Serono S.A.'s issued and fully paid share capital is divided into registered shares with CHF10 nominal value each and bearer shares with CHF25 nominal value each. The company's bearer shares have been traded on the virt-x pan-European Exchange since June 2001 and were previously traded on the SWX Swiss Exchange and predecessor Swiss exchanges since 1987. The company's bearer shares have also been traded in the form of American depositary shares, each of which represents one fortieth of a bearer share, on the New York Stock Exchange since July 27, 2000. Each of Serono S.A.'s bearer shares and registered shares entitles its holder to one vote. Since the nominal value of the bearer shares is 2.5 times greater than the nominal value of the registered shares, the registered shares effectively have super voting rights. Serono S.A.'s bearer shares and registered shares participate in dividends in proportion to their nominal value. Accordingly, the dividends per share on the bearer shares are 2.5 times the dividends per share on the registered shares.

Serono S.A. has not issued any participation or bonus certificates.

Limitations on transferability and nominee registrations

The transfer of Serono S.A. bearer shares is effected by a corresponding entry in the books of a bank or depositary institution that holds the definitive certificates representing the bearer shares in custody or by transfer of possession of the certificate representing the bearer share. The transfer of Serono S.A. registered shares is subject to approval by the Executive Committee of the Board of Directors, which acts upon a delegation of the Board of Directors. The Executive Committee of the Board will not approve the transfer if the prospective acquirer of the registered shares does not certify that the registered shares will be acquired in its own name and for its own account. The Executive Committee of the Board of Directors may retroactively cancel any transfer of registered shares that it approved in reliance on a false certification by the potential acquirer of the registered shares that the shares would be acquired in its own name and for its own account. The Executive Committee of the Board of Directors may refuse to approve a transfer if it identifies adequate grounds for such refusal, in particular if it concludes that the economic independence of the company may be threatened by the prospective transfer, or that the prospective acquirer of the registered shares is one of the company's competitors or a competitor of a company in which Serono holds a participating interest. The Executive Committee of the Board of Directors also may refuse to approve the transfer by offering to purchase the registered shares for the company's account, for the accounts of other shareholders or for the accounts of third parties. If the Executive Committee of the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares shall be followed. If the registered shares are transferred by succession, the name of the acquirer will automatically be included in the share register unless there are adequate grounds for refusal, as described above. If such a transfer of registered shares by succession is refused, the Executive Committee of the Board of Directors will offer to purchase the shares for the company's own account, for the accounts of other shareholders or for the accounts of third parties. If the Executive Committee of the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares shall be followed. A holder of registered shares must have the approval of the Executive Committee of the Board of Directors in order to use such shares as a pledge, guarantee or security. A resolution of a qualified majority of at least two-thirds of the number of shares represented and an absolute majority of the nominal value of shares represented at a general meeting of shareholders is required to amend these restrictions on the transfer of registered shares.

Convertible bond

In November 2003, a group company issued 120,000 0.50% senior unsubordinated convertible bonds at a nominal value of CHF600.0 million. Each bond has a nominal value of CHF5,000 and is convertible into Serono S.A. bearer shares at the rate of 3.533 bearer shares per bond or at an initial conversion price of CHF1,415 per share and will mature in 2008. The bond is callable after November 30, 2006 subject to a 115% provisional call hurdle of the accreted principal amounts. If not converted prior to the date of maturity, the bonds will be redeemed at 105.8% of their face amount. The bond has a conversion price of CHF1,497 based on its redemption value of CHF634.8 million. Preferential subscription rights have been removed with respect to all outstanding convertible bonds.

Exercise of the conversion rights will be satisfied through paying up of the company's conditional capital for options and/or convertible bond. For what exceeds the existing conditional capital for options and/or convertible bond, exercise of the conversion rights will be satisfied either by the delivery of already issued treasury shares or through paying up of an increase of the existing conditional capital for options and/or convertible bond that might be submitted for approval to the shareholders at the Annual General Meeting ("AGM") of Serono S.A.

Options

For details concerning the Stock Option Plan and the Employee Share Purchase Plan, please refer to notes 26 and 27 to the consolidated financial statements as well as to the section on shareholding programs further below.

For details concerning options granted to the Board of Directors and the Executive Management Board members, please see notes 26 to the consolidated financial statements as well as the section on compensation further below.

For 291,982 options granted to employees and directors of the Serono group that were outstanding as of December 31, 2003, exercise of option rights will be satisfied through paying up of the conditional capital for stock options, which amounted as of December 31, 2003 to 352,996 bearer shares. For 1,320 options granted to one director of the Serono group that were outstanding as of December 31, 2003, exercise of option rights will be satisfied through delivery of already issued treasury shares. The conditional capital for stock options also covered the bearer shares (20,301) purchased in January 2004 under the Employee Share Purchase Plan with the payroll deductions accumulated in 2003.

Board of Directors

Members of the Board of Directors

The current members of the Serono S.A. Board of Directors are:

Name	Age[1]	Position	Director since	Term expires
Georges Muller	64	Chairman	1992	2004
Ernesto Bertarelli	38	Vice-Chairman and Managing Director	1991	2004
Jacques Theurillat	44	Director	2000	2004
Pierre E. Douaze	63	Director	1998	2004
Bernard Mach	71	Director	1997	2004
Sergio Marchionne	51	Director	2000	2004
Hans Thierstein	72	Director	1987	2004

1 As of March 15, 2004.

Georges Muller has been the Chairman of the Serono S.A. Board of Directors since 1999. He has practiced law with the firm of Bourgeois, Muller, Pidoux & Partners in Lausanne, Switzerland for over 25 years. He retired as professor of commercial law at the University of Lausanne School of Law in June 2000 and currently holds the title of Honorary Professor. He is Chairman of the Board of Directors of SGS SA, Chairman of the Board of Directors of "La Suisse" Assurances and Vice-Chairman of Bertarelli & Cie. He is a director of Rentenanstalt-Swiss Life and Schindler Aufzüge AG. He participates on the boards of various foundations and associations, namely Chambre Vaudoise du Commerce et de l'Industrie; Fondation pour la création d'un musée des Beaux Arts, Lausanne (Chairman); Institut Suisse de Recherche Expérimentale sur le Cancer (Chairman); and World Arts Forum. He has worked at the Federal Tax Administration, Division of International Tax Law, in Berne, Switzerland and at Union Bank of Switzerland in Lausanne, Switzerland. Mr. Muller received a PhD in law and a degree in business administration (HEC) at the University of Lausanne. He also has received an LLM from Harvard University. Mr. Muller is a Swiss national and resident.

Ernesto Bertarelli is Serono's Chief Executive Officer. He is also Vice-Chairman and the Managing Director of the Serono S.A. Board of Directors. Prior to his appointment as Chief Executive Officer in January 1996, Mr. Bertarelli served for five years as Deputy Chief Executive Officer and Vice-Chairman of the Board, where he was responsible for finance and operations. Mr. Bertarelli began his career with Serono in 1985, since which time he has held several positions of increasing responsibility in sales and marketing. Mr. Bertarelli is the Chairman of Bertarelli & Cie, Kedge Capital Partners Ltd and Team Alinghi SA. He is a director of UBS AG, PHRMA, BIO, European Federation of Pharmaceutical Industries and Associations and the Bertarelli Foundation. He is also a member of the Harvard Medical School Biological Chemistry and Molecular Pharmacology Advisory Council. He received a Bachelor of Science degree from Babson College in Boston, Massachusetts, and an MBA from Harvard Business School. Mr. Bertarelli is a Swiss national and resident.

Jacques Theurillat has been Serono's Deputy Chief Executive Officer since May 2002 and has been a Serono S.A. director since May 2000. Mr. Theurillat also serves as Serono's President of European and International Sales & Marketing and previously served as Serono's Chief Financial Officer from 1996 until October 2002. Prior to that, Mr. Theurillat was Managing Director of Serono operations in Italy. He began his career with Serono in 1987. He has held several positions of increasing responsibility relating to tax and financial planning. Mr. Theurillat is a director of 21 Invest Partners S.A. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance. Mr. Theurillat is a Swiss national and a resident of France.

Pierre E. Douaze has been a Serono S.A. director since 1998. Until 1998, he was a member of the Executive Committee and former Chief Executive Officer of the healthcare division of Novartis, the company that resulted from the merger of Sandoz and Ciba Geigy. Before that merger in 1997, Mr. Douaze worked at Ciba Geigy, where he served in various capacities beginning in 1970. In 1991, he became a member of Ciba Geigy's executive committee, with responsibility for healthcare. He currently serves as a board member of the Galenica Group, Switzerland and Chiron Corporation. He is Vice-president of the Alumni Association of the Federal Polytechnical School in Lausanne. Mr. Douaze received a Master of Science from the Federal Polytechnical School in Lausanne and an MBA from INSEAD Fontainebleau. Mr. Douaze is a French national and a resident of Switzerland.

Bernard Mach has been a Serono S.A. director since 1997. He retired from the University of Geneva Medical School in 1998. Until then, Dr. Mach was Chairman of the Department of genetics and microbiology and of the graduate program in molecular and cell biology, and he was the Louis Jeantet Professor of Molecular Genetics. Dr. Mach is a former member of the Swiss Science Council, the scientific advisory board to the Swiss government, and a former president of the Union of Swiss Societies for Experimental Biology. He is also a founder and former board and SAB member of Biogen, founder and chairman of the scientific board of Lombard Odier Immunology Fund, and founder and chairman of NovImmune S.A. Dr. Mach is the Vice-Chairman of Lonza Group AG. Dr. Mach received an MD degree (Geneva), a PhD degree (Rockefeller University, NY) and did his internship and residency at the Massachusetts General Hospital. Dr. Mach is a member of the French Academy of Science. He is a Swiss national and resident.

Sergio Marchionne has been a Serono S.A. director since May 2000. Since February 2002, Mr. Marchionne has served as Chief Executive Officer and Managing Director of SGS SA. He has been a member of the SGS Board since May 2001. From October 1999 until February 2002, Mr. Marchionne served as Chief Executive Officer and Board member of Lonza Group AG, which was spun-off from Alusuisse-Lonza Group in October 1999. Mr. Marchionne still serves as Chairman of Lonza Group AG. Prior to that he worked at Alussuisse-Lonza in various capacities, and as Chief Executive Officer from 1997 until October 2000. He is also a member of the Board of Fiat SpA. Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne holds dual Canadian and Italian nationalities, and is a resident of Switzerland.

Hans Thierstein was the Chairman of the Serono S.A. Board of Directors from 1992 until 1999 and has been a director since 1987. He served as Chief Financial Officer of Serono from 1980 until 1996. Before joining Serono, Mr. Thierstein was associated with ICN Pharmaceuticals from 1971 to 1980 where he served as treasurer and controller Europe, as vice-president and corporate controller in the United States, as general manager of the Swiss and Italian operation, and as vice-president of corporate development Europe. Prior to that, he was treasurer and area financial manager and a director of Chesebrough-Pond's, Europe for nine years. In addition, his professional experience includes five years in public accounting, of which four years was with Price Waterhouse Zurich. From 1996 to 2000, Mr. Thierstein served as a member of the board of the Swiss Society of Chemical Industries. He received a diploma in Commerce and Administration from the Commercial School Meiringen, Switzerland (with an apprenticeship in district court of justice/debtors and bankruptcy court) and passed the preliminary examination of the Swiss Certified Public Accountants Chamber. Mr. Thierstein is a director of Temtrade S.A. Mr. Thierstein is a Swiss national and resident.

As disclosed in the above-mentioned CVs, the cross-involvements among the boards of directors of Serono S.A. and other listed companies are as follows: UBS AG (Ernesto Bertarelli); SGS SA (Georges Muller and Sergio Marchionne); Lonza Group AG (Bernard Mach and Sergio Marchionne); Galenica Group (Pierre E. Douaze); Chiron Corporation (Pierre E. Douaze); and Fiat SpA (Sergio Marchionne).

Directors are elected each year at the AGM and serve until the following AGM, which must be held within six months after the end of each financial year. They are appointed for a one-year term and are indefinitely re-eligible. The Chairman of the Board leaves it to the AGM to decide whether to elect the directors individually or through one single vote. No non-executive director has any material dealings with Serono to disclose.

Primary functions of the Board of Directors and work methods

The Board of Directors has the authority to manage the company on all matters that are not delegated by the law, the by-laws of the company or the Board of Directors' Rules of organization to another organ of the company, including the shareholders. The Board of Directors as a whole takes decisions, based upon recommendations of the Audit and Compensation Committees where appropriate. Before each Board meeting, members of the Board are asked whether they want to add any item to the agenda. Each agenda contains a "miscellaneous section" allowing each Board member, at the end of any Board meeting, to address any topic.

In particular the Board of Directors:

- Has authority for the fundamental management of the company;
- Is responsible for the control of the persons entrusted with the management of the company;
- Is responsible for the strategic direction of the company;
- Defines the organization of the company;
- Adopts, modifies or cancels the rules and regulations of the company relating to the management of the company;
- Approves the financial plan for the company;
- Appoints and dismisses the persons entrusted with the management and representation of the company;
- Approves the Annual Report, the financial statements, the consolidated financial statements and the proposal to the shareholders for the appropriation of available earnings;
- Approves the agenda for the shareholders' meeting and convenes such meeting; and
- Informs the judge in case of insolvency of the company.

The Board of Directors has appointed a Managing Director and Chief Executive Officer, who is entrusted with the day-to-day, operational management of the company, together with the Executive Management Board. The Board of Directors acknowledges the value and the significance of being fully informed on substantial operations and business of the company. In order to thoroughly understand such matters, the Board of Directors is in the first place informed through the Managing Director and Chief Executive Officer, who also regularly and openly communicates with the Chairman throughout the year outside Board meetings. The Board of Directors also consults the Board Committees and invites, either upon the initiative of the Managing Director and Chief Executive Officer or at the request of a Board member, senior managers to participate in the Board meetings and present the current major matters of their business area. This comprehensive information is necessary to allow the Board of Directors to make proper decisions. The Board of Directors meets at least four times a year, more if required. In 2003, the Board met seven times (five ordinary meetings and two extraordinary sessions before the convertible bond offering dated November 2003) and adopted three circulating board resolutions.

Board of Directors' control instruments over the management of the company

The control of the Board of Directors over the management of the company is exerted through its Committees: the Executive Committee of the Board, the Audit Committee and the Compensation Committee. In addition, at Board meetings, the Chief Executive Officer and Managing Director regularly updates the Board on important issues. Outside of Board meetings, any director may request information from the Chief Executive Officer and Managing Director pertaining to the company's business. The Board further relies on the internal audit function, headed by the Senior Executive Vice-President, Compliance Officer and Head of Corporate Administration and on the audit reports on financial statements addressed to the Audit Committee by the independent auditors. The Compliance Officer's office, through the Internal Audit department, reviews compliance with local regulations and corporate financial policies and tests the effectiveness of applicable internal controls. The Compliance Officer's office also verifies that management committees fulfill their charters and, more generally, that the design of core business process is done in compliance with applicable regulatory requirements and internal rules and regulations. The Compliance Officer reports if necessary on his activity and findings to the Chief Executive Officer and Managing Director and to the Audit Committee.

Board Committees and work methods

Executive Committee of the Board

The Executive Committee of the Board (not to be mistaken for the Executive Management Board referred to further below) consists of Georges Muller, Ernesto Bertarelli and Jacques Theurillat.

The Executive Committee of the Board:

- Reviews before their submission to the Board of Directors the Annual Report, the financial statements, the consolidated financial statements and the proposal to the shareholders regarding the appropriation of available earnings;
- Resolves certain matters in connection with the holding of the general meetings of shareholders;
- Reviews certain matters to be submitted to the Board of Directors and discusses certain issues of general interest to the group; and
- Approves the transfer of Serono S.A. registered shares.

The Executive Committee of the Board is convened by the Chairman or by the Managing Director and Chief Executive Officer as often as required by the business of the company. The Executive Committee of the Board may invite to its meetings employees of the company or consultants, if required. In 2003, the Executive Committee of the Board met five times and held two conference calls.

Audit Committee

In 2001, the Board of Directors established an Audit Committee consisting of Sergio Marchionne (Chairman), Pierre E. Douaze and Hans Thierstein, all non-executive directors. While these directors all have sufficient financial and compliance experience and ability to enable them to discharge their responsibilities as members of the Audit Committee, Sergio Marchionne is Serono's designated Financial Expert on the Audit Committee. In discharging its oversight role, the Audit Committee is empowered to investigate any matter relating to the company's accounting, auditing, internal control, or financial reporting practices brought to its attention, with full access to all of the company's books, records, facilities and personnel.

The Audit Committee has the following responsibilities:

- Review with the selected independent auditors for the company the scope of the prospective audit, the estimated fees thereof and such other matters pertaining to such audit as the Committee may deem appropriate and receive copies of the annual comments from the independent auditors on accounting procedures and systems of control (Management Letter);
- Assure that the independence of the independent auditors is maintained;
- Review with the independent auditors any questions, comments or suggestions they may have regarding the internal control, accounting practices and procedures of the company and its subsidiaries;
- Review and oversee the internal audit activities, including discussing with management and the internal auditors the internal audit function's organization, objectivity, responsibilities, plans, results, budgets and staffing;
- Discuss with management, the internal auditors and the independent auditors the quality and adequacy of the compliance with the company's internal controls;
- Receive summaries of the audit reports issued by the internal audit department;
- Review with management and the independent auditors the annual audited financial statements of the company and the quarterly financial statements and any material changes in the accounting principles or practices used in preparing the statements prior to publication and the filing of reports with the SWX Swiss Exchange and the filing of the report on Form 20-F with the US Securities and Exchange Commission;
- Discuss with management and the company's General Counsel any legal matters (including the status of pending litigation) that may have a material impact on the company's financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company's contingent liabilities and risks;
- Make or cause to be made, from time to time, such other examinations or reviews as the Committee may deem advisable with respect to the adequacy of the systems of internal control and accounting practices of the company and its subsidiaries and with respect to accounting trends and developments and take such action with respect thereto as may be deemed appropriate;
- Subject to approval by the shareholders, recommend annually the public accounting firm to be the independent auditors for the company, for approval by the Board of Directors;
- Set the compensation of the independent auditors and approve all audit and non-audit related engagements performed by the independent auditors; and
- Resolve issues related to conflicts of interests involving members of the Board of Directors or the Executive Management Board.

The Audit Committee maintains free and open communication throughout the year with the independent auditors, the internal auditors and the company's management, in particular the Chief Executive Officer and Managing Director, the Chief Financial Officer and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication. Its Chairman is responsible for the leadership of the

Audit Committee, including scheduling and presiding over meetings, preparing agendas and making regular reports to the Board of Directors. The Audit Committee meets at least four times a year or more, if required. In 2003, the Audit Committee held six sessions (five physical meetings and one over the phone).

Compensation Committee

In 2001, the Board of Directors also established a Compensation Committee that consisted as of December 31, 2003, of Pierre E. Douaze (Chairman), Sergio Marchionne and Hans Thierstein, all non-executive directors. The Compensation Committee ensures that senior executives of the company are compensated in a manner consistent with the stated compensation strategy of the company, internal equity considerations, competitive practice, and applicable legal requirements.

The Compensation Committee submits to the Board of Directors for approval the principles to be applied for the remuneration of the members of the Board of Directors and of the company's executives.

The Compensation Committee reviews as often as necessary, but no less than one time per year, the compensation plans for the company's executives to ensure that such plans are designed to effectively attract, retain and reward the company's executives, to motivate their performance in the achievement of the company's business objectives and to align their interest with the long-term interest of the shareholders.

In particular, the Compensation Committee ensures that:

- The company's annual incentive plans for executives are properly administered as to participation in these plans, alignment of awards with the company's financial goals, actual awards paid to executive officers and total funds reserved for payments under these plans; and
- The company's long-term plans for executives are properly administered as to participation in these plans, alignment of awards to the achievement of the company's long-term goals, key personnel retention objectives and shareholders' decisions concerning the use of capital for management incentive plans.

The Compensation Committee reviews annually and determines the individual elements of the compensation of the Chief Executive Officer.

The Compensation Committee reviews annually the individual elements of the compensation of the senior officers of the company who report to the Chief Executive Officer, ensuring that the objectives defined in the Compensation Committee Charter are met.

The Compensation Committee reviews and recommends to the Board of Directors for approval the remuneration of the members of the Board.

The Compensation Committee is also responsible for:

- Approving the company's Stock Option Plans and any modification thereof;
- Approving the number of options which are granted to the Chief Executive Officer; and
- Approving the global number of options that the Chief Executive Officer is authorized to distribute to senior management during the year.

In addition, the Compensation Committee makes a recommendation to the Board on all reports that the company is required to make to shareholders pursuant to legal or regulatory requirements in the area of executive compensation.

The Compensation Committee also makes a recommendation to the Board on all proposals for incentive plans, which require shareholders' approval, including proposals to create share capital for compensation plans.

The Compensation Committee reports to the Board on its activities at least once in each calendar year. Its Chairman is responsible for summoning meetings, preparing the agenda and ensuring that members of the Compensation Committee receive proper documentation prior to meetings. The Managing Director and Chief Executive Officer is invited to attend meetings of the Compensation Committee, except when discussions are held on his remuneration. In 2003, the Compensation Committee met one time and adopted three circulating board resolutions. Its Chairman furthermore regularly and openly communicated throughout the year with the company's management, in particular the Chief Executive Officer and Managing Director, the Chief Financial Officer and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication.

Executive Management Board

Members of the Executive Management Board

The current members of the Executive Management Board (not to be mistaken for the Executive Committee of the Board) are:

Name	Age[1]	Position
Ernesto Bertarelli	38	Chief Executive Officer
Jacques Theurillat	44	Deputy Chief Executive Officer, President of European and International Sales & Marketing
Roland Baumann	58	Senior Executive Vice-President, Compliance Officer and Head of Corporate Administration
Leon Bushara	37	Senior Executive Vice-President, Business Development
Giampiero De Luca	49	Chief Intellectual Property Counsel
Fereydoun Firouz	40	President of Serono, Inc.
Franck Latrille	47	Senior Executive Vice-President, Global Product Development
François Naef	41	Senior Executive Vice-President, Human Resources, Legal and Corporate Communication
Allan L. Shaw	40	Chief Financial Officer
Timothy Wells	41	Senior Executive Vice-President, Research

1 As of March 15, 2004.

Roland Baumann is Serono's Senior Executive Vice-President, Compliance Officer and Head of Corporate Administration. Prior to his appointment to this position in February 2004, he was Serono's Senior Executive Vice-President, Head of the CEO Office and Strategic Planning. From March 2003 until February 2004, he was Serono's Senior Vice-President, Head of Strategic Business Planning and Corporate

Administration. Before his appointment to that position in March 2000, Mr. Baumann worked for Serono in positions of increasing responsibility related to finance, information systems, internal audit and strategic business planning from 1991. Prior to joining Serono, Mr. Baumann was Senior Vice-president with La Suisse Assurances, where he was heading the business process engineering department and the accounting and finance services department. Mr. Baumann holds a degree in economics and business administration from the Ecole Supérieure des Cadres pour l'Economie et l'Administration in Basel. He is a Swiss national and resident.

Leon Bushara is Serono's Senior Executive Vice-President, Business Development. Before his appointment to that position in 1996, Mr. Bushara worked in positions of increasing responsibility in Serono's Business Development department from 1993. Prior to joining Serono in 1993, Mr. Bushara founded and managed a chain of cafés and restaurants in New York City from 1988 until 1993. Mr. Bushara holds a BA (Honors) from Brown University. He is a United States national and a resident of Switzerland.

Giampiero De Luca has been Serono's Chief Intellectual Property Counsel since November 1999. Prior to his appointment to this position, Mr. De Luca worked for Serono in positions of increasing responsibility related to Intellectual Property and Product Development from 1988. Before joining Serono, Mr. De Luca worked as a Patent Examiner at the European Patent Office, where he focused on patents related to genetic engineering. He is member of the Board of Pantarhei Bioscience B.V. and Molecular Acupuncture Pty Ltd. Mr. De Luca holds a doctoral degree in industrial chemistry from the University of Milan and a diploma from the Institut Pasteur in general microbiology. He is a Chartered European Patent Attorney. Mr. De Luca is an Italian national and a resident of Switzerland.

Fereydoun Firouz is President of Serono, Inc., Serono's US operating subsidiary. From 2001 until March 2003, he was Executive Vice-President, reproductive health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked in positions of increasing responsibility in Serono's sales and marketing operations from 1991 and in Serono's government affairs office in Washington, D.C. from 1989 to 1991. Mr. Firouz holds a BS degree in Political Science from George Washington University in Washington, D.C. He has also participated in a number of executive education programs including the Executive Program on General Management at the F.W. Olin Graduate School of Business in Babson College. He is a Swiss national and a resident of the United States.

Franck Latrille is Serono's Senior Executive Vice-President, Global Product Development. Prior to his appointment to this position in March 2003, Mr. Latrille was Serono's Senior Executive Vice-President, Manufacturing Operations and Process Development. Before that, he served for three years as Serono's General Manager, Italian manufacturing operations. From 1994 to 1997, he served as General Manager of Sorebio, which he co-founded in 1987. Mr. Latrille joined Serono in 1994, following the company's acquisition of Sorebio. Mr. Latrille holds a PhD degree in animal physiology and biochemistry and an MS degree from the University of Bordeaux. He is a French national and resident.

François Naef is Serono's Senior Executive Vice-President, Human Resources, Legal and Corporate Communication. Prior to his appointment to this position in February 2004, he was Serono's Senior Executive Vice-President, Human Resources. From November 1999 until February 2001, Mr. Naef has served as Serono's General Counsel and has worked in positions of increasing responsibility in the legal department from 1988. Mr. Naef also serves as Company Secretary. Prior to joining Serono, Mr. Naef was an attorney at the Geneva law firms of Combe & de Senarclens and Me Rossetti. Mr. Naef is a member of the Board of the Swiss Society of Chemical Industries as well as a member of the Pharma working group of this Society. He is also a member of the Board and Executive Committee of the Geneva Chamber of Commerce as well as a member of the Economic Council of the State of Vaud. Mr. Naef holds a law degree and a master's degree in European law from the University of Geneva. Mr. Naef was admitted to the Geneva Bar in 1986. He is a Swiss national and resident.

Allan L. Shaw has been Serono's Chief Financial Officer since November 11, 2002. From 1996 until June 2002, Mr. Shaw was a member of the Board of Directors of Viatel Inc., an international telecommunications company for which he also served as Chief Financial Officer from 1996 until May 2001 and as Corporate Controller from November 1994 until 1996. Mr. Shaw received a Bachelor of Science degree from the State University of New York (Oswego College). He is a certified public accountant in the State of New York. He is a United States national and a resident of Switzerland.

Timothy Wells is Serono's Senior Executive Vice President, Research. Prior to his appointment to this position in March 2003, he served as Serono's Vice-President Research, Head of Discovery, where he was responsible for integrating the discovery research in Serono's global organization. Mr. Wells joined Serono from Glaxo Wellcome in 1998, where he has held a number of positions of increasing responsibility. Mr. Wells has an MA in Natural Sciences from the University of Cambridge, UK and a PhD in protein engineering from Imperial College London, and is a fellow of the Royal Society of Chemistry. He is a British national and a resident of France.

For the CVs of Mr. **Ernesto Bertarelli** and Mr. **Jacques Theurillat**, please refer to the above section on Board of Directors.

Mrs. **Nathalie Joannes**, General Counsel, and Mrs. **Paola Ricci**, Senior Executive Vice-President, Pharmaceutical Affairs, former members of the Executive Management Board, left such Board with effect as of February 13, 2004, their respective functions having been consolidated with other corporate functions.

Primary functions of the Executive Management Board and work methods

The Executive Management Board and the Managing Director and Chief Executive Officer are in charge of the day-to-day management of the company's business and operations. The Executive Management Board is chaired by the Managing Director and Chief Executive Officer and meets as often as required, but at least on a monthly basis to address operational matters and to make strategic recommendations to the Board of Directors. In 2003, the Executive Management Board held 14 sessions for a total of 24 days.

Management contract
Given the type of activities it conducts, Serono does not outsource any part of its management.

Compensation, shareholdings and loans

All references made to the Executive Management Board contained in the compensation, shareholdings and loans sections reflect the membership that was in place as of December 31, 2003.

Content and method of determining the compensation and the shareholding programs
Please refer to the above section on the Compensation Committee of the Board of Directors for the company's overall compensation strategy as well as senior executive and Board members compensation. In order to ensure internal equity and alignment of compensation with the company's performance, compensation committees have also been established at the level of the Executive Management Board in regions and units. These committees are made of the executive and representative of Human Resources who oversees the relevant function, region or site, as well as of the manager whose function, region or unit is reviewed. As an example, the compensation of managers in the different functions is reviewed by the Chief Executive Officer and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication together with the relevant head of function. These compensation committees meet once a year to review bonuses, merit increases and stock option grants to managers.

All directors receive cash compensation that varies with their Board responsibilities, their participation on Board Committees and their status as executive or non-executive directors. All directors are also eligible to participate in Stock Option Incentive Plans and a Share Purchase Plan that Serono S.A. has especially set up for its Board of Directors.

Stock Option Plan for the Board of Directors (I)
Serono made a single grant of options for Serono S.A. bearer shares (one option – one share) to each of its directors when they took office for the first time, between 1998 and 2001. Such options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years for one director) from the date of grant. After the options become exercisable, directors may exercise their options for a period of five years (four years for one director). The exercise price for directors' options is the price of Serono bearer shares on the virt-x on the date of the AGM following which the options were granted.

Stock Option Plan for the Board of Directors (II)
Serono set up during 2003 a new Stock Option Plan reserved for its Board of Directors to replace the original Stock Option Plan (I), following the vesting of all options under this latter plan. Grants of options for Serono S.A. bearer shares (one option – one share) are made each year following the AGM. Options vest beginning one year after their grant and vest ratably over four years. Each option has a 10-year duration. The exercise price is the fair market value of the Serono S.A. bearer share on the date of grant. The Compensation Committee is responsible for selecting the beneficiaries for each of the plan's cycles and determining the number of options granted.

Director Share Purchase Plan ("DSPP")
Serono also set up during 2003 a Share Purchase Plan reserved for its Board of Directors. The plan allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly directors' fees to the plan. The sum of fees' deductions accumulated is applied to the purchase of shares on the participant's behalf at the end of each plan cycle. Each cycle commences on the first business day following the company's AGM and terminates on the date of the next AGM. Each director may become a participant by notifying the company of his decision in a period of 10 business days following the AGM. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM.

Executive directors and the other Executive Management Board members are eligible, in addition to their base salary (which varies with position grade, experience and performance factor), pension, retirement and similar benefits, to participate in the Serono incentive programs described further below:

Corporate Management Incentive Plan ("CMIP")
The CMIP is an incentive program providing bonuses in cash to Serono employees who have attained a certain position grade. Target amounts are determined on an annual basis and reflect position grade. The bonus granted is the result of a weighting between individual and/or collective performance factors.

Stock Option Plan for employees
The Stock Option Plan for employees is an incentive program under which options are granted to employees who have attained a certain position grade. Options are granted either for Serono S.A. bearer shares or American depositary shares as appropriate. Stock options are granted every plan year. Options vest beginning one year after their grant and vest ratably over four years. Each option has a 10-year duration. The exercise price is the fair market value of the underlying share on the date of grant. The process for awarding options includes a matrix that indicates the minimum and maximum numbers of options that can be awarded based on position grade and individual performance factor.

Employee Share Purchase Plan ("ESPP")
The ESPP became effective on January 1, 2001 and was progressively implemented for all Serono affiliates throughout the year 2001. The ESPP is designed to allow all permanent Serono employees to purchase Serono S.A. bearer shares or American depositary shares ("ADSs") through periodic payroll deductions. A participant may contribute up to 15% of his or her salary through payroll deductions, and the accumulated payroll deductions are applied to the purchase of shares on the participant's behalf at the end of the year. The purchase price per share is 85% of the lower of (i) the average closing price of the bearer shares or ADSs in the 10 business days prior to January 1 of the plan's year and (ii) the average closing price of the bearer shares or ADSs in the 10 business days prior to December 31 of the plan's year.

If an employee completes one year of service with Serono after purchasing shares through the ESPP and retains any of the purchased shares at the end of that year of service, then the employee is eligible for the Share Match Plan. Under this plan, additional shares will be granted to each eligible employee in an amount determined by the Board of Directors. For the third plan year, which ended on December 31, 2003, for every three shares purchased in the ESPP on January 5, 2004 that are still held by an employee on December 31, 2004, Serono will grant to the employee one additional share. All share grants under the Share Match Plan are at the discretion of the Board of Directors.

Invention Reward Plan

The Serono Invention Reward Plan is intended to identify, recognize and reward those inventions and "know-how" improvements making an important contribution to Serono and also the people responsible for bringing them to fruition. All Serono employees are eligible to participate in the Invention Reward Plan, especially scientific/technical employees in Research and Pharmaceutical Development, Clinical Development, Regulatory Affairs and Manufacturing. The reward plan is structured to include team members who have worked on the inventions as well as the inventor. Nominations are proposed by the employees and are then submitted to the Invention Reward Committee (consisting of the Chief Executive Officer, Chief Intellectual Property Counsel and Senior Executive Vice-President, Human Resources, Legal and Corporate Communication) who review and approve final awards. Recognition rewards consist of either a cash bonus or a grant of Serono stock options or both. The plan is designed to be flexible so that the varying levels of individual contribution can be rewarded accordingly.

Total of all compensation conferred directly or indirectly in 2003 to the Board of Directors and Executive Management Board members

The total remuneration granted in 2003 to the executive members of the Board of Directors and to the Executive Management Board members was CHF16,371,396. The total remuneration granted in 2003 to the non-executive members of the Board of Directors was CHF1,116,660. The above figures are all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred, except that they do not include the value of stock options or shares received during the year.

Compensation conferred in 2003 to former members of governing bodies

The total remuneration granted in 2003 to former executive members (5) of the company was CHF5,633,729, which includes CHF1,255,489 in severance payments. These figures are all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred, except that they do not include the value of stock options or shares received during the year.

Share allotment in 2003

A total of 791 Serono S.A. bearer shares with a nominal value of CHF25 have been allotted in 2003 to the Board of Directors, the Executive Management Board members and parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations.

Share ownership as of December 31, 2003

As of December 31, 2003, the executive members of the Board of Directors, the members of the Executive Management Board and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 9,973,200 Serono S.A. registered shares with a nominal value of CHF10 each and 4,745,453 Serono S.A. bearer shares with a nominal value of CHF25. As of the same date, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 270 Serono S.A. bearer shares with a nominal value of CHF25 (no holding of Serono S.A. registered shares).

Option ownership as of December 31, 2003

As of December 31, 2003, the executive members of the Board of Directors, the members of the Executive Management Board and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 52,945 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

Number of options	Year of grant	Exercise price in CHF	Expiration date
2,350[1]	1998	546	April 1, 2008
2,975[1]	1999	546	April 1, 2009
1,600[2]	1999	513	June 10, 2009
3,770[1]	2000	1,521	April 1, 2010
1,600[2]	2000	1,398	May 16, 2010
8,850[1]	2001	1,346	April 1, 2011
9,500[1]	2002	1,434	April 1, 2012
1,500[1]	2002	810	Nov 11, 2012
20,000[1]	2003	649	March 31, 2013
800[1]	2003	692	May 12, 2013
Total 52,945			

1 Vest beginning one year after date of grant and vest ratably over four years. Each option has a 10-year duration. Exercise price is the fair market value on the date of grant.

2 Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holders may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-x on the date of the AGM following which the options were granted.

As at the same date, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 11,520 options on Serono S.A. bearer shares with a nominal value of CHF 25 each.

Number of options	Year of grant	Exercise price in CHF	Expiration date
1,320[1]	1997	523	June 17, 2005
4,800[2]	1999	513	June 10, 2009
1,600[2]	2000	1,398	May 16, 2010
3,800[3]	2003	692	May 12, 2013
Total 11,520			

1 Vest on December 31 of each year over a period of four years, but cannot be exercised for a period of four years from the date of grant. Once exercisable, holder may exercise them for a period of four years. Exercise price is the price of Serono bearer shares on virt-x on the date of the AGM following which the options were granted.

2 Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holder may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-x on the date of the AGM following which the options were granted.

3 Vest beginning one year after date of grant and vest ratably over four years. Each option has a 10-year duration. Exercise price is the fair market value on the date of grant.

Additional fees and remuneration

No additional fees or remuneration in the sense of article 5.7 of the SWX Directive on Information Relating to Corporate Governance have been billed in 2003 to Serono S.A. or any member of the Serono group by any member of the Board of Directors or the Executive Management Board or parties closely linked to such persons in the sense of article 678 of the Swiss Code of Obligations.

Loans granted to members of governing bodies

There are three loans outstanding to three members of the Executive Management Board. The most recent loan was issued on June 12, 2002 for the amount of CHF300,000 (approximately $224,000). All loans to executives accrue fixed interest at 3% per year. The total amount outstanding as of December 31, 2003 was CHF1.1 million (approximately $0.9 million). Two of the loans are repayable in three equal installments and will be fully repaid by April 2005. The remaining loan accrues interest that is paid on the anniversary of the loan grant date, with the principal repayable on December 31, 2005.

Highest total compensation

The member of the Board of Directors to whom the highest total compensation was conferred in 2003 received a total of CHF6,034,138, which includes the tax value of stock options granted during the year calculated based on the Black-Scholes option pricing model (all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred). The director at stake was not allotted any Serono S.A. share in 2003.

Shareholders' participation rights

The Articles of Association of Serono S.A. do not contain any limitation on the percentage of registered shares owned by a single shareholder. Also, the Articles of Association do not differ from the Swiss Code of Obligations with respect to: participation in the AGM, adoption of resolutions by at least two-thirds of the represented votes and an absolute majority of the par value of the represented votes, convocation of the AGM and addition of items to the agenda of the AGM. In addition, there are no statutory rules on deadlines for registering holders of registered shares of Serono S.A. and placing items on the agenda of the AGM.

Changes of control and defense measures

There are no statutory rules on opting out or opting up (art. 22 SESTA). Members of the Executive Management Board benefit from contractual clauses allowing them to accelerate the vesting of their options in case of a change of control.

Auditors

PricewaterhouseCoopers S.A. (formerly Coopers & Lybrand) has been the independent auditors of Serono S.A. since the company was incorporated on May 20, 1987. The current head auditor responsible, Mr. Martin Aked, took up office in May 2002.

In the year 2003 and 2002, PricewaterhouseCoopers charged professional fees as follows:

	2003 US$000	2002 US$000
Audit services	2,369	1,559
Audit related services	206	134
Tax services	591	949
Other services[1]	270	1,742
Total	3,436	4,384

1 Other services reported in 2002 include $1.3 million related to services provided by the consulting arm of PricewaterhouseCoopers that was sold on September 30, 2002 to IBM.

The Audit Committee is the direct control instrument of the Board of Directors over the independent auditors (please refer to the above section on the Audit Committee).

Information policy

Commercial and financial information on Serono (including material information such as quarterly results, share information, major collaboration agreements, significant product pipeline evolution and scientific discoveries) is available on the company's website (www.serono.com), which is regularly updated. In addition, material information is disclosed to all major news agencies in Europe and the United States (e.g., Bloomberg, Reuters, Dow Jones). Where required under Swiss law, publications are made in the Swiss Official Commercial Gazette. Serono furthermore complies with all applicable NYSE and SEC disclosure requirements. Serono's Investor Relations Department, whose contact details are posted on the website, is available at all times to respond to shareholders'/potential investors' queries. Printed matter (in particular, Serono Annual Report) can be obtained upon request from the Investor Relations Department. In cases where special and complex matters are included on the agenda of any AGM, an explanatory note detailing the circumstances, context and impact of the matter(s) is made available to shareholders prior to the AGM.

Serono organizes "Road shows" from time to time, at venues that are determined on a case-by-case basis, on which occasions Serono management communicates most recent corporate developments and financial results to the public. Dates and venues of the "Road shows" are announced in advance on Serono's website.

Corporate social responsibility

Peak performance

Serono believes in the necessity of excellence and innovation in developing socially and environmentally responsible business practices. Our core activity of developing innovative therapies for debilitating diseases is based on biotechnology that is environmentally friendly.

As a member of the United Nations Global Compact since 2001, Serono has made a commitment to managing and monitoring its environmental and social impact. In the following sections, we report on the environmental and social aspects relevant to our business, taking as a guide the recommendations and indicators developed by the Global Reporting Initiative (GRI).

Environmental performance: Commitment to quality

Overview

Significant achievements in energy efficiency, resource consumption and waste management in 2003 have been attained thanks to our emphasis on continuous upgrading of equipment, improving manufacturing efficiency, eliminating energy losses, and controlling costs. Changes in technology from urinary products to biotech products in our manufacturing process have also had a positive impact on environmental indicators.

We are proud of progress achieved with our environmental performance in 2003. Notwithstanding the company's level of growth (total product sales 30.6% in 2003 compared to 2002), energy consumption remained stable (0.05%) and water consumption decreased by 9.5%. Chemical waste production was reduced by close to 60%. We recycled and treated 44% of our waste, up from 30% in 2002. Total carbon dioxide (CO_2) emissions due to gas and fuel consumption decreased 3.6%, equivalent to net carbon efficiency gains of 26.2%. Serono is committed to keeping its gas and fuel-related CO_2 emissions to a minimum, relying in particular on intelligent building design, as applied in the construction of its new Global Research Center and Group Headquarters. This center's heating and cooling system will enable a reduction of 60% in CO_2 emissions as compared to traditional installations. Overall, 50% of the building's energy needs will be covered by renewable sources.

Our experience shows that excellence in Environment, Health and Safety (EHS) management leads to more efficient business practice yields, as well as substantial financial savings.

Key achievements in 2003

- Total water consumption down 9.5% ((8.7%) on a per capita basis, and (30.7%) relative to product sales);
- Total chemical waste down 59.7% ((59.3%) on a per capita basis, and (69.1%) relative to product sales);
- Total waste/effluent recycling and treatment up 48%, to 44% of total waste generated;
- Total carbon dioxide emissions down 3.6% ((2.8%) on a per capita basis, and (26.2%) relative to product sales); and
- Energy efficiency up 23.4% normalized to product sales.

Year	Total energy consumption (GJoule)	Total water consumption (10^3m^3)	Total chemical waste (Tons)	Total non-chemical waste (Tons)	Total CO_2 emissions (Tons)
2000	494,918	850.4	1,785.0	–	–
2001	526,811	842.1	1,475.1	–	–
2002	539,731	838.2	1,113.8	943.1	14,542
2003	**540,025**	**758.6**	**449.3**	**1,593.5**	**14,017**
2002-2003 (% change)	**0.05%**	**(9.5%)**	**(59.7%)**	**69.0%**	**(3.6%)**

	Normalized to product sales					
Year	Energy consumption (GJ/US$m)	Water consumption (m^3/US$m)	Chemical waste (t/US$m)	Non-chemical waste (t/US$m)	CO_2 emissions (t/US$m)	Total product sales (US$m)
2000	431.0	0.74	1.56	–	–	1,147.0
2001	422.0	0.67	1.18	–	–	1,249.4
2002	379.0	0.59	0.78	0.20	10.2	1,423.1
2003	**291.0**	**0.41**	**0.24**	**0.35**	**7.5**	**1,858.0**
2002-2003 (% change)	**(23.4%)**	**(30.7%)**	**(69.1%)**	**70.4%**	**(26.2%)**	**30.6%**

	Per capita indicators				
Year	Energy consumption (GJoule)	Water consumption (m^3)	Chemical waste (Tons)	Non-chemical waste (Tons)	CO_2 emissions (Tons)
2001	117.04	0.19	0.33	–	–
2002	116.93	0.18	0.24	0.20	3.15
2003	**117.99**	**0.17**	**0.10**	**0.35**	**3.06**
2002-2003 (% change)	**0.9%**	**(8.7%)**	**(59.3%)**	**70.4%**	**(2.8%)**

Environmental health and safety

Serono's Environment, Health and Safety (EHS) policy is based on a preventive approach. We therefore take the necessary measures to reduce risk and exposure to hazardous substances, accidents, explosions and fires. In addition to ensuring compliance with legal requirements, our EHS policy aims at preventing accidents and occupational diseases, promoting safety at the workplace and ergonomic working conditions, minimizing the impacts of the company's operations on air quality and natural ecosystems, optimizing consumption of energy, water and other resources and reducing waste production. Serono's manufacturing operations are regularly inspected by biological safety regulatory authorities, and use Class 1 microorganisms that present no health or environmental hazard according to internationally recognized standards.

EHS requirements form an integral part of all manufacturing projects and activities. As part of the precautionary (or prevention) principle, the environmental, health and safety practices of our suppliers and subcontractors are taken into consideration.

Serono's impacts on the environment are classified into four key groups, as follows:

- Water;
- Waste;
- Energy; and
- Carbon dioxide emissions.

Water

Water is the main medium used by Serono in its research and manufacturing operations. Our total water consumption decreased by 9.5% in 2003, resulting from the discontinuation of urinary products, and from better management of water treatment installations. Relative to sales, our water consumption (0.41) is well below industry average.

Waste

The prevention, recycling and safe disposal of waste from our operations are key environmental aspects for Serono. Waste generation is carefully controlled and documented at all our research and manufacturing sites. The different types of waste and effluents are sorted, recycled, filtered and treated where possible. The following categories of waste are monitored on an annual basis:

- Total non-chemical waste, including recyclables (e.g. paper, plastics, glass, aluminum, etc.), biological material and incinerated waste; and
- Total chemical waste, including solvents, chemicals and effluents.

In 2003, we recycled and processed through treatment facilities almost half (44%) of our waste. Both the sharp drop in chemical waste production (449 tonnes in 2003, down from 1,114 tonnes in 2002) and the increase in non-chemical waste ((69%) between 2002 and 2003) are related to a one-off restructuring involving the divesting of a manufacturing site and demolition of a building at that site. Such variations should be considered as atypical and are expected to be more in tune with a regular downward trend in 2004.

Energy

This section looks at how Serono manages its energy consumption. Our energy sources are composed of electricity 52%, gas 42% and other fuels 6%. Energy consumption is recorded on an annual basis in 92.3% of our research and manufacturing sites. Total energy consumption remained stable between 2002 and 2003, but relative to sales, our energy efficiency increased by more than 23%.

Carbon dioxide emissions

Non-transport carbon dioxide emissions decreased slightly between 2002 and 2003 (3.6%) and net carbon efficiency increased substantially 26.2%. Serono will continue to work to minimize its gas and fuel consumption-related CO_2 emissions in the future, relying in particular on intelligent building design, as described in the following section.

An innovative project: Horizon Serono

Serono is building its new Global Research Center and Group Headquarters in Geneva, Switzerland. The first phase of the project is scheduled to be completed by 2006. Close to 1,200 persons will work in this new center, which will offer 40,000m^2 of office and laboratory space.

Environmental stewardship is being integrated as a key component in the design and conception of the new center. Half of the energy supplied to the building will be generated from renewable sources. The building's heating and cooling system will rely on thermal energy extracted from Lake Geneva's water, which will be pumped from a depth of 35 meters where the water temperature is stable. This system will not affect the lake's ecological balance. Compared to traditional heating and cooling techniques, this system will make possible reductions of the order of 60% in carbon dioxide emissions, while providing a high level of comfort.

A fully glazed façade with integrated shading and decentralized air treatment systems will ensure that staff can work under natural lighting and controlled temperature conditions.

This innovative design led the Canton of Geneva to consider using the same installation in its future projects in the same district.

Social performance: Our strength is our people

Serono's success is the result of the commitment and skills of its people. We place the highest level of priority therefore on creating a working environment that attracts and nurtures the best talents from all cultures and enables them to excel, grow and innovate. Serono is committed to the highest standards of quality, efficiency and ethics.

Employment policy and objectives

Serono's Employee Policy is an integral part of its socially and environmentally responsible business practice. It is placed under the responsibility of a member of the Executive Management Board, and is geared towards:

- Implementing fair and competitive employee compensation and benefits programs;
- Implementing recognition programs designed to reward excellence in contribution and performance;
- Developing a safe, healthy and productive workplace;
- Ensuring employees' well-being and responding to their needs;
- Encouraging mutual respect, diversity and teamwork;
- Providing equal opportunities in the recruitment, development and promotion of employees; and
- Promoting active participation and interest of the employees in the company's sustainable growth.

The impact and effectiveness of various aspects of our Employee Policy is monitored and assessed through employee surveys.

Occupational health and safety

Serono's EHS Policy is based on European and international standards. It aims to ensure a safe and healthy working environment for its employees and focuses on the prevention of accidents, occupational diseases and exposure to hazardous or toxic substances, explosions and fires. An ergonomically designed workplace and well-being at the workplace are priorities.

Each research, manufacturing and administrative site director is responsible for the establishment and implementation of the occupational health and safety policy.

Diversity

Serono's policy is that its employees and any individual employed on its premises – subcontractors, suppliers, temporary workers, etc. – are not subject to any form of discrimination based on race, color, sex, religion, nationality, status, age, physical or mental disability.

Between 1998 and 2003, the company's workforce has grown by an average annual rate of 2%. Our employees' cultural diversity – close to 70 nationalities represented worldwide and 37 represented at the company headquarters in Switzerland – contributes to the dynamism, flexibility and creativity of our company.

Serono employs slightly more women than men overall (please refer to the social performance indicators table). The proportion of women to men in managerial positions is 21%.

Labor standards and employee benefits

Close to 90% of Serono's employees work in countries or regions (Switzerland, US, EU, OECD) where strict labor standards are in place, wages exceed what is needed to cover basic living needs, and benefits such as maternity leave, pension funds, health and professional accident insurance are implemented. Such schemes vary from country to country. For example, employee pension schemes and legislation are different in Europe and in the US. Serono complies strictly with local legislation and practice in such matters. Serono employs only commercial personnel in non OECD countries. All of Serono's manufacturing sites are in countries that apply the highest EHS standards.

Similarly, relations between employees and management, as well as employee representation, are issues that are dealt with and regulated differently in Europe and in the United States. Labor Councils, Enterprise Delegates and other legal workers consultation mechanisms are in place in the European countries in which Serono has operations. It is Serono's policy to take action against any harassment and discrimination issues wherever they occur.

Serono has developed an Employee Share Purchase Plan, under which all its employees, where legally possible, have an opportunity to allocate a portion of their salary to buy the company's shares at favorable terms. Shares can be sold immediately after their purchase. Employees who leave their shares in the Plan for a full year are eligible to receiving some free matching shares from the company.

Part time employees enjoy the same benefits as full time staff in terms of wages rate and social benefits. Temporary staff recruited through external agencies receive social benefits through the latter.

Non-financial benefits to Serono's employees include facilitated access to sports, or other recreational activities that are beneficial to the health and well-being of its employees.

Social performance indicators

(Data as of December 31, 2003 unless specified otherwise)	Switzerland (HQ)	World	Management
Diversity of workforce (nationalities)	37	69	39

	Switzerland (HQ)	US	EU	Other OECD	Rest of world	Total
Breakdown of workforce by region	1,479	669	1,597	280	552	4,577

	Full time	50-90%	<50%	Total
Workforce by employment contract	94.4%	5.3%	0.3%	4,577

	Female	Male	Ratio Female/total	Total
Composition of management	34	159	18%	193
Composition of staff	2,304	2,273	51%	4,577

2002 figures (in US$) unless otherwise specified	General administration	Manufacturing	Marketing	R&D	Total
Total investment in employee training	23%	15%	37%	25%	6,885,000
Total investment in training per employee					1,510

Training and development

Serono's competency framework, "Pillars of Excellence", aims to support the individual development needs of employees, managers and executives. Clear guidelines are drawn for each competency area – effective leadership, management and business knowledge, interpersonal skills, cognitive skills and energy and drive – in order to offer opportunities for career progression and continuous learning within the company. Training is delivered through facilitated workshops, personalized coaching sessions, individual or team assignments and recommended reading.

In 2002, Serono invested close to $7 million in employee training, i.e. approximately $1,500 per employee and per year.

Customer health and safety

Our Clinical Safety Policy aims to ensure the highest standard of protection of patients treated with Serono's drugs and subjects receiving medical products and/or devices. This objective is pursued within the context of a highly regulated environment under Clinical Safety and Pharmacovigilance Standards and Regulations, as well as Good Manufacturing Practices and Good Clinical Practices. The policy applies to all Serono medical products and devices. It also applies to products undergoing clinical trial or post-marketing assessment, whether conducted by Serono, a local operating company, a contract research organization, or a licensee.

Serono has set up an internal procedure that ensures the comprehensive collection, documentation and processing of any safety information brought to the attention of any of its employees, both during drug development and use of products. This includes information originating from healthcare professionals, patients, regulatory authorities or scientific literature. All clinical safety data gathered from clinical trials and post-marketing sources is regularly reviewed and analyzed by a multifunctional team. Risk assessments are performed by physicians and scientists with a high degree of scientific and ethical integrity.

Serono provides information on the safety of its medical products and devices in the form of patient leaflets, summary of product characteristics, product labels, scientific publications and periodic reports. These documents are regularly updated based on the ongoing monitoring and evaluation of the safety profile of Serono products.

Supply chain

The overwhelming majority (99%) of Serono's suppliers are located in OECD countries. All Serono's suppliers are audited according to strict health and safety regulations in the company's area of activity.

Community and stakeholders

Serono takes its role of good corporate citizen seriously and participates in educational and sustainability improvements in the community in which it operates. With the construction of its global headquarters, it has developed a building heating and cooling system that will be used by the city of Geneva to control the temperature of other buildings in the same area. During the two-year planning period, regular information and consultation meetings were carried out with city and neighborhood representatives.

In 2001 to 2003, Serono was a major partner in the Swiss Federal Institute of Technology's Science and Research Monitoring Center, whose aim was to address the growing interdependence between science, policy and society. Serono also sponsors projects, non-profit associations, or higher education institutions as part of its philanthropic program.

Serono Foundation for the Advancement of Medical Science

The Serono Foundation (www.serono-foundation.org) was established in 1996 mainly to support educational activities in basic and clinical science. Its emphasis is on helping promising young scientists by awarding each year biennial post-doctoral fellowship based on a peer-reviewed selection of the recipients. The Foundation also supports various programs of renowned organizations such as the European Molecular Biology Organization, and has established collaboration schemes with scientific organizations with a view to promote sharing of knowledge and scientific debate. These activities play a significant role in the fulfillment of the company's social responsibility and create lasting relationships between Serono, scientists and academic institutions that are considered worthy in the long term.

Investor information

Share performance

2003 was a very healthy year for biotechnology as the sector demonstrated its ability to deliver good clinical development results as well as strong product sales and operating performance. The sector's rally in 2003 was a direct result of investors' renewed confidence in the exceptional capabilities of biotechnology going forward.

In 2003, the Serono bearer share and ADS (American depositary share) appreciated by 19.0% and 29.4% respectively, driven by the company's strong earnings momentum in the latter quarters of 2003 and a number of important clinical development milestones. The comparatively stronger performance of the ADS in nominal terms was due to the steady weakening of the US dollar versus the Swiss franc. The total return to shareholders during this same period was 20.0% for the bearer share and 30.4% for the ADS when dividend payouts are included in the calculation. Serono remains one of the very few biotech companies paying a dividend to investors.

The company's bearer share price increased by 56.9% (58.2% including dividends) between the 52-week low of March 12 and the end of 2003. The Serono ADS increased by 65.9% (67.1% including dividends) over the same period of time.

CHF	2003	2002
Year-end	882	741
Highest	958	1,537
Lowest	562	605
Year-end market cap (CHF millions)	13,946	11,746

ADS performance


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Serono ADS
S&P 500
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03

US$	2003	2002
Year-end	17.55	13.56
Highest	17.79	23.19
Lowest	10.58	10.25

Listings and symbols

The bearer shares of Serono S.A. ("SEO"), or its predecessor Ares-Serono S.A., were listed on the SWX Swiss Exchange on August 28, 1987 and are now traded on virt-x.

The American depositary shares of Serono S.A. ("SRA") were listed on the New York Stock Exchange on July 27, 2000.

	Serono bearer share ("SEO")	Serono ADS ("SRA")
Stock exchange	virt-x	NYSE
Ticker (Bloomberg/Reuters)	SEO VX/SEO.VX	SRA/SRA
ISIN	CH0010751920	US81752M1018
CINS	H32560106	
CUSIP		81752M101

Bearer share performance


1000
900
800
700
600
500
Serono bearer share
SMI
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03

Share capital

As at December 31, unless otherwise stated

	2003	2002
Registered shares issued	11,013,040	11,013,040
% vote	49.1%[1]	49.0%
Nominal value (CHF)	10	10
Share capital (CHF'000)	110,130	110,130
% share capital	27.3%	27.3%
Bearer shares issued	11,711,826	11,685,856
% vote	50.9%[1]	51.0%
Nominal value (CHF)	25	25
Share capital (CHF'000)	292,796	292,147
% share capital	72.7%	72.7%
Of which treasury shares	304,939	239,412
Outstanding bearer shares	11,406,887	11,446,444
Outstanding equivalent bearer shares[2]	15,812,103	15,851,660
ADSs outstanding	20,911,240	24,957,040
ADS ratio	40 : 1	40 : 1

1 Based on number of shares not including treasury shares.

2 Registered shares are converted into equivalent bearer shares by multiplying the number of outstanding registered shares by the ratio of the nominal value of the registered shares to the nominal value of bearer shares (10/25).

Voting and dividend rights

Each Serono S.A. share (registered or bearer) gives the holder a right to one vote. Both registered and bearer shares are entitled to dividend distributions. Forty ADSs represent one bearer share. Holders of ADSs may vote and receive dividends in proportion to the number of bearer shares represented by the ADSs they hold. Holders of ADSs may exercise their voting rights by appointing the Bank of New York as their proxy.

Principal shareholders as at December 31, 2003

Name of owner	Registered shares owned	% of registered shares	Bearer shares owned	% of bearer shares	Aggregate voting %
Bertarelli & Cie[1]	9,189,300	83.4	4,626,930	40.6	61.6
Ernesto Bertarelli[2]	9,973,200	90.6	4,743,450	41.6	65.6
Donata Bertarelli Späth	783,900	7.1	130,520	1.1	4.1
Maria-Iris Bertarelli	255,940	2.3	154,000	1.4	1.8

1 Bertarelli & Cie is a partnership limited by shares with its principal offices in Chéserex (Vaud), Switzerland.

2 Includes all registered shares and bearer shares reported by Bertarelli & Cie. Ernesto Bertarelli controls Bertarelli & Cie.

The Board of Directors may not transfer registered shares without approval. For more information on the share capital structure, please refer to note 24 to the consolidated financial statements.

Dividend rose for fourth consecutive year

The Board is proposing to the Annual General Meeting to increase the dividend for the fiscal year 2003 by 14.3% to CHF8.00 per bearer share. The dividend payout dates, if approved by the shareholders on May 25, 2004, will happen on May 26, 2004 in respect of registered shares and May 28, 2004 in respect of bearer shares. With the exception of 304,939 treasury shares, all issued shares are dividend bearing.

	2003	2002	2001	2000	1999
Earnings per bearer share (CHF)	**32.90**	31.06	33.36	32.97	18.51
Earnings per bearer share (US$)	**24.63**	20.07	19.72	19.50	12.23
Declared dividend per bearer share (CHF)	**8.00**[1]	7.00	6.25	6.00	2.00
Declared dividend per bearer share (US$)	**5.99**[1]	4.52	3.69	3.55	1.32
Pay-out ratio	**24.3%**	22.5%	18.8%	18.2%	10.8%[2]

All per share amounts have been restated to reflect the free share dividend distributed effective May 26, 2000 for all periods presented.

1 Proposal to the Annual General Meeting.

2 The payout ratio does not include the free share dividend for 1999.

Key ratios

As of December 31, unless otherwise stated

	2003	2002	2001	2000	1999
P/E ratio (US$)[1]	**29.0**	26.7	44.1	49.7	43.7
Shareholders' equity per share (US$)[1]	**182.2**	155.3	138.2	124.9	55.2
Net cash flows from operating activities per share (US$)[1]	**34.3**	33.6	25.2	15.9	18.3
Dividend yield in % (US$)	**0.84**	0.85	0.43	0.37	0.25

1 Based on the number of shares issued as of December 31.

Share Buy Back Plan

On July 15, 2002 Serono announced a Share Buy Back Plan for the repurchase of bearer shares up to CHF500.0 million over a three-year period. The purchase of these shares is made on the open market. The purchased shares are held as treasury shares and the company does not intend to cancel them. These shares might be used for the convertible bond and for general corporate purposes. This authority applies only to the bearer shares traded on virt-x, and excludes the ADSs traded on the New York Stock Exchange. As of December 31, 2003, 43.7% of the Share Buy Back Plan has been completed and the status, in CHF, of the Share Buy Back Plan is:

Net purchases since July 2002	Average price	Net amount	Remaining amount
296,644	737.35	218,730,117	281,269,883

Convertible bond

On November 26, 2003 Serono launched an offering of CHF600.0 million senior unsubordinated convertible bonds due 2008, convertible into bearer shares of Serono. Serono issued the convertible bond to take advantage of the attractive financing opportunities available in the convertible bond market. The offering provides additional financial resources and flexibility while capitalizing on the favorable interest rate environment. The proceeds of the issue will be used for general corporate and strategic purposes outside Switzerland.

Terms of the Serono convertible bond

Nominal value	CHF5,000
Coupon	0.50% per annum
Maturity date	November 26, 2008
Reference price	CHF920
Initial conversion price	CHF1,415.11
Premium over reference price	53.8%
Conversion ratio	3.5333 bearer shares

The coupon of 0.50% per annum is payable annually. If not previously converted, the bonds will be redeemed at 105.8108% (CHF5,290.54 each) on the maturity date, which is expected to be November 26, 2008.

Identifiers and listing of the Serono convertible bond

Issuer	Serono 92 Ltd.
Stock exchange	SWX
Ticker (Bloomberg/Reuters)	SEOVX0.5 08/CH1717579
ISIN	CH0017175792

Further information

You can find further information in the Investor Relations section of Serono's corporate website at www.serono.com.

Produced by Com.factory, Basel, Switzerland. Design by Radley Yeldar, London, England. Original illustration by Richard Borge, New York. Printed by Birkhäuser+GBC, Basel, Switzerland. Project management by the Serono Group's Investor Relations, Corporate Finance and Corporate Communications departments.

Serono International S.A.
15bis, Chemin des Mines
CH-1211 Geneva 20
Switzerland
Tel: +41 22 739 30 00
Fax: +41 22 731 21 79
www.serono.com

Serono, Inc.
One Technology Place
Rockland, MA 02370, USA
Tel: +1 781 982 9000
Toll Free in US: 800 283 8088
Fax: +1 781 681 2935
www.seronousa.com

Corporate Investor Relations
Tel: +41 22 739 36 01
Fax: +41 22 739 30 22
e-mail: investor.relations@serono.com

Investor Relations, USA
Tel: +1 781 681 2552
Fax: +1 781 681 2912
e-mail: us.investorrelations@serono.com

Corporate Media Relations
Tel: +41 22 739 36 00
Fax: +41 22 739 30 85
e-mail: media.relations@serono.com

Media Relations, USA
Tel: +1 781 681 2340
Fax: +1 781 681 2935
e-mail: us.mediarelations@serono.com

